9

06016995

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: REPower Systems

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 2 5 2006
THOMSON FINANCIAL

FILE NO. 82- 34654 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/20/06

Systems

ARLS
12-31-05

Global Perspectives

Annual Report 2006

Contents

Key Figures

	Fiscal 2005
	335,069.6
	-4,301.1
	-8,571.3
	-6,752.2
	275,217.7
	99,935.9
	36.31
	5,693,698
	-1.19
	5,941,198
	187,741.9
	31.60
	583

Energy is a critical resource for our modern civilization. On a global basis, human society generates over 17,000,000,000,000 kWh of electrical energy each year with demand steadily rising.

A total of 46 nations have now incorporated renewable energy into their energy policies including China, India and Brazil -- the world's fastest-growing economies. This creates great growth opportunities for [illegible].



Preface by the CEO



To our shareholders:

REpower Systems AG's strategic planning centered on a number of key issues in the year 2005.

We opened the year by developing the "RE-Act" efficiency enhancement program in partnership with a consulting firm encompassing over 250 separate measures that were implemented throughout the course of the year. These included reducing the Executive Board from five to three members. Other corporate areas such as Sales, Project Management and Finance/Accounting likewise underwent close scrutiny and major realignment. We are confident that the structure now in place positions us excellently for an intensifying competitive environment.

However, organizational optimization measures of this type often entail considerable sacrifices on the part of staff members. We are thus especially pleased to report that an overwhelming majority of the staff voted to approve a measure for voluntary reductions in personnel costs. In a show of solidarity, around 90 percent of all staff members agreed to increase their workload up to 41.5 - 42 hours per week and take a reduced Christmas bonus in order to preserve company locations and jobs. This demonstrates a high level of motivation and strong identification with the firm.

Last year also saw major changes in the shareholder structure. Two large equity stakes acquired by the Portuguese Martifer Group and the French AREVA Group served to underscore both REpower's stature in the global marketplace and the way in which wind energy has evolved over the last two years into an important segment within the industry. These two new shareholders also bring new opportunities to the table on the Iberian Peninsula and with the large customers of the AREVA Group.

The expansion of our 2-megawatt "MM92" series represented a major milestone in terms of product development. The prototype was erected in September and presented at the HUSUM Wind Exhibition, where it received overwhelmingly positive feedback from prospective customers. The prototype offers an outstanding availability rate of 99.94 percent. Also, the new "REguard" internet-based Windpark Management System was introduced last Fall, which is now in successful pilot operation monitoring customer systems. This product, offering REpower a unique competitive edge in many functions, is to undergo refinement over the course of the current year in preparation for rollout.

These types of strategic responses allowed us to keep our operations in pace with market growth last year. Wind turbines were installed with a rated output totaling 366 megawatts, representing a growth rate in excess of 30 percent. At the same time, we succeeded in increasing our international sales portion to roughly 72 percent of the overall figures. Our efforts in France were rewarded, where we became the market leader in 2005.

It became evident however that the rapid growth of the global market does have a downside. Wind turbine manufacturers faced uncomfortable supply shortages of key components in the second half of the year, in particular due to the surging US market. As a result, REpower was unable to realize the envisioned savings in the area of purchasing projected in the RE-Act program to their full extent. What is more, delayed delivery of rotor shafts and drive systems made it impossible to complete certain projects by the end of the fiscal year.

In addition to component supply problems, the sudden onset of winter made it necessary to move forward the construction of 25 turbines into 2006.

The operating result of minus EUR 4.3 million thus fell a little short of our ambitious targets, despite sales growth to EUR 328 million. However, we remain confident of the effectiveness of the realignment measures REpower Systems AG implemented over the past year. The stock market appears to share our view, as REpower shares rose during the reporting period by an impressive 136 percent.

Our outlook going forward is thus optimistic, and we expect sales to rise significantly in fiscal year 2006. Our earnings targets are likewise ambitious, the goal being to move out of the red and post an operating result squarely in the black.

Producing energy from regenerative sources is the wave of the future - not only due to a diminishing supply of fossil fuel resources, but also for environmental protection reasons. No one today requires scientific evidence for climatic change; it has become a self-evident reality.

Over the years, REpower has systematically pursued its vision of generating electricity from the inexhaustible resource of wind, a commitment that has made us one of the leading companies in our industry. Today we export our product throughout the globe.

Our strategy: to be the technology leader in the onshore and offshore markets and as a partner in international joint ventures.





Wind farm Teixero, Portugal, 7 x MM82, erected in 04/2004. Nominal capacity 2 megawatts per turbine.

Our strategy in the European markets has proven effective. The year 2005 was the first time that international sales of REpower wind turbines outstripped sales in Germany, while in France we advanced to become the market leader.

The reasons behind these developments are the consolidation of our position as technology leader, expanded distribution and optimized project execution through our RE-Act efficiency program.





Wind farm Nova Ves, Czech Republic. 1 x MD 70, erected in Q2/2003. 1 x MD77, erected in Q4/2004. Nominal capacity 1.5 megawatts per turbine.



Wind farm Les Haut des Ailes, France. 16 x MM82, erected in Q3 and Q4/2004. Nominal capacity 2 megawatts per turbine.

Our partners – the French AREVA Group and Portuguese Martifer Group – provide a global dimension to our business model, offering distribution in over 40 different countries, offshore project financing and a greater presence within Europe.



Milestones

March

April

June

July

September

September

November

re spare



The increase in the share of exports to over 70 percent reflects our strategy of internationalizing the REpower business model. The shareholder structure also underwent further internationalization last year with the sale of the share parcel of the former main shareholder, RE-DKW, to the Portuguese Martifer Group and the French AREVA Group. Martifer was additionally the principle subscriber to the 540,000 share capital increase without subscription rights in June 2005, acquiring 500,000 shares. The free float decreased to 49.4 percent as a result, with there being share capital of EUR 5,941,198 after the transaction.

Substantial increase in liquidity

Our broad-based free float and increased interest in the renewable energy sector had a positive impact on the liquidity of company shares. Average Xetra daily trading volume increased by 13,479 in the previous year to 15,320 shares in 2005. REpower share performance for the year was also highly satisfactory. At EUR 31.60, it closed the year 2005 136 percent higher than the previous-year closing price of EUR 13.39.

Shareholder structure


AREVA
20.9 %
Martifer
29.7 %
Freefloat
49.4 %


40 EUR
35
30
25
20
15
10
5
0
January
February
March
April
May
June
July
August
September
October
November
December

Targeted investor relations promote investor involvement

Transparency and a rapid and steady flow of information are what allow REpower Systems AG to enjoy such a high level of confidence among analysts and investors, as evidenced by the regular and in-depth coverage of the company provided by a total of ten different institutions. Attendance of 53.20 percent at the Annual General Meeting held 2 May 2005 is similarly indicative of a high level of shareholder involvement.

Once again, a number of Investor Relations events were conducted in the past fiscal year. REpower interacted directly with both national and international investors, private shareholders and financial analysts at investor trade shows and stock forums held by several different banks as well as in the course of numerous one-on-one meetings. There were over 30 visits to the company headquarters in Hamburg by financial analysts and investors. The REpower Executive Board created visibility for the company through roadshows and investor conferences held in the major European cities of Frankfurt, Munich, London, Paris, Zurich and Copenhagen. The company additionally held international teleconferences with analysts, investors and the financial media accompanying the release of quarterly reports.

ISIN	DE0006177033
Share type	No-par value shares
Initial listing	26 March 2002
Capital measures	Capital increase: 540,000 shares without subscription rights in June 2005
Share capital as of 31 December 2005	5,941,198
Market capitalization as of 31 December 2005	187,741,856.80 EUR
Next Annual General Meeting	30 May 2006

Corporate Governance

Code as the guiding policy behind corporate activities
Promoting shareholder interests is the central focus

REpower Systems AG subscribes to the principles of value-oriented corporate management and oversight, subscribing to the German Corporate Governance Code as the guiding policy behind all its activities. Of particular concern to the company are promoting shareholder interests, effective work on the part of the Executive and Supervisory Boards and open and transparent corporate communication. Much of what constitutes the Code has thus long been an ingrained part of company practice.

This applies particularly as concerns the simultaneous providing of information to all shareholders, providing up-to-date information and press releases via the internet, holding regular analyst meetings, posting shareholder meeting agendas and voting outcomes on our web site, quarterly reporting within the established deadlines and implementation of the internationally recognized IFRS accounting standards. Variable compensation components for REpower Executive Board members are a matter of course as an incentive for increasing the value of our enterprise.

The Supervisory Board compensation disclosure is now published as part of the Corporate Governance report in accordance with the latest revised Code. The table below provides a breakdown of Supervisory Board member compensation for fiscal year 2005 in line with the REpower Systems AG Articles of Association.

Name	Attendance fees 2005	Fixed remuneration 2005	Total
	EUR	EUR	EUR
Dr. Klaus-Detlef Wulf (to 31 Dec. 2005)	3,500	16,667	20,167
Udo Bandow	3,500	15,833	19,333
Dr. Klaus Rave	4,000	10,000	14,000
Dr. Hans-Joachim Reh	4,000	10,000	14,000
Dr. Rolf Bierhoff	4,000	10,000	14,000
Jorge Martins	2,000	6,658	8,658
Monika Kuck (to 2 May2005)	3,000	3,342	6,342
	24,000	**72,500**	**96,500**

One member of the Supervisory Board received additional compensation of EUR 10,000 for work done in connection with the RE-Act efficiency enhancement program.

The mandatory disclosure of guidelines as yet unmet by REpower follows in the declaration of conformity below.

"The company is in conformity with the guidelines of the Commission of the German Government German Corporate Governance Code" (version updated 2 June 2005) published online on 21 July 2005 on office section of the electronic Federal Gazette with the exceptions noted below. Conformity is to be maintained throughout the future aside from the exceptions noted below.

Since issuing the previous disclosure pursuant to Article 161 of the Stock Corporation Act, the company has complied with the guidelines made in the Government Commission German Corporate Governance Code with the exceptions noted in the previous declaration of conformity.

The following guidelines were not met for the reasons noted below:

Item 4.2.3 (7):
Agreement on Executive Board variable compensation caps for extraordinary, unanticipated developments

Variable compensation elements for Executive Board members represent a percentage of company earnings (consolidate net income of the year) and are not tied to the development of the stock price. Rising Executive Board compensation due to extraordinary developments external to the company is thus precluded. Variable compensation only increases upon exceeding the previous historical high water mark for earnings by a margin greater than 20 percent. The company views this measure as a de facto cap, which is why the REpower Systems AG Supervisory Board has thus far elected to forgo capping Executive Board member compensation. Plans are to implement caps in the course of future contract negotiations to comply with this requirement.

Item 5.1.2 (5)
Executive Board member age limitation

The Supervisory Board appoints and terminates members to and from the Executive Board. After extensive discussion the REpower Systems AG Supervisory Board determined that setting an age limitation for Executive Board members is inappropriate policy.

Item 5.3
Committee formation

Former practice has been for all committee issues affecting the company to be discussed in a subsequent round by the entire Supervisory Board. Given the manageable size of the six-member Supervisory Board, discussion of all issues by the entire Supervisory Board appears to be the more efficient option. The Supervisory Board thus elects against the formation of committees, while reserving the option of convening new committees to address specific concerns as needed.

Item 5.4.1
Supervisory Board member age limitation

In proposing members for appointment to the Supervisory Board the considerations are observed as to whether prospective members have the necessary knowledge, skills and professional experience to carry out properly the duties of the Supervisory Board at all times, also as regards the company's international operations, and are sufficiently free of conflicts of interest. After extensive discussion that the REpower Systems AG Supervisory Board thus determined setting an age limitation for Supervisory Board members is inappropriate policy.

Management Report

Business model

Quality is our highest priority
Ongoing optimization of the product portfolio

Broad-based know-how critical for premium product quality

REpower defines itself as a technology company whose operations are characterized primarily by effective business results, sensitivity to social issues and ecological responsibility. The company offers a broad spectrum of wind energy services encompassing system development, licensing, production, distribution and comprehensive after-sales service. The transfer and bundling of know-how acquired throughout the value-added chain are critical for achieving premium product quality. The portfolio includes multi-megawatt wind turbines with rated outputs ranging from 1,500 to 5,000 kilowatts. These are produced and shipped from facilities in the German cities of Husum in Schleswig-Holstein and Trampe in Brandenburg. The production locations in Husum and Trampe have an approximate annual production capacity of 350 turbines. In fiscal year 2005, 210 turbines were produced versus 187 turbines in the previous year.

Over 120 engineers are working systematically to optimize existing product lines and develop new, higher performing ones. In-house engineers also develop key components which are then manufactured by select, qualified suppliers. Research and development expenditure for the fiscal year totaled EUR 8.9 million in comparison to EUR 8.3 million for the year 2004.

REpower MM92 prototype installed in the autumn of 2005

One focus of research and development efforts was the 2-megawatt type MM92 turbine. A prototype was erected in St. Michaelisdonn (Schleswig-Holstein) in September. With a rotor diameter of 92.5 meters and hub heights of up to 100 meters, the MM92 achieves its rated output at the wind speeds as low as roughly 11 m/s, thus being suited for medium to high wind speeds. The painted rotor surface area is 6,720 square meters. The prototype offers outstanding availability at 99.94 percent.

Rollout of REguard Windfarm Management System

Among last year's new developments was the REguard Windfarm Management System. This represents REpower's 360° solution going beyond today's standard SCADA (Supervisory Control And Data Acquisition) systems. Its modular design makes REguard flexible and adaptable to specific project requirements, making it an ideal solution for almost any wind farm.

REpower is currently developing a 3-megawatt class series as an addition to the up-and-coming onshore market product portfolio. The first system of this new series with the prototype name "MMx" is to be constructed at the end of 2007, rounding out the wind turbine product portfolio with rated outputs ranging from 2 to 5 megawatts.

Extensive service offerings underline the high quality level

REpower has also made quality its top priority in the area of service. Twenty-four hour remote monitoring of all systems installed worldwide and the expertise over 150 service staff members represent are the two prongs of this strategy. A tightly interlaced service network provides for rapid intervention, while the use of original replacement parts ensures trouble-free system operation. In Germany, 97 percent of systems maintained by REpower are reachable in under two hours, service quality being a crucial part of the high level of reliability our systems afford. One primary challenge for the next few years will be to set up and expand effective service units in select international markets.

In fiscal year 2005 a total of 1,184 systems were serviced as compared to 1,038 systems during the year prior. The majority of these systems are REpower products, with 75 systems from other wind turbine manufacturers maintained in 2005.

Market

Global economy continues to recover
Wind energy market growth rate above-average

Although global economic trends continue to be determined by the dominating influence of the most highly developed national economies, emerging markets are taking on increasing importance. The Chinese economy influences the general economy of Asia overall. China's gross domestic product increased by nearly ten percent in real terms in 2005, with growth unlikely to slow significantly during the current year.

Global economy expanding – in Germany lagging behind

The most recent projections by Eurostat, the statistical bureau of the European Community, are for an increase of two percent in Europe's average gross domestic product. The global economy is set to have expanded at a rate somewhere above four percent in 2005. According to Germany's Federal Statistical Office, the country's real gross domestic product increased by 0.9 percent in the year 2005, attributable primarily to robust exports.

Rising oil prices driving growth in renewable energy

The renewable energy industry showed strong growth across all segments over the past year. Dramatically rising oil and gas prices were the main cause, driving up the cost of electrical power generated by conventional burning of fossil fuels.

Oil price development in 2005



70 USD/Barrel
65
60
55
50
45
40
January
February
March
April
May
June
July
August
September
October
November
December

Source: Bloomberg

Cost differential between trading price and wind energy shrinking

The cost differential between generating electricity by conventional means and by wind shrank significantly as a result of this development, which is likely make wind energy competitive much earlier than originally anticipated. A study by the German Wind Energy Association indicated that the feed-in rate for older wind turbines in 2005 already reached the level of baseload electricity prices on the EEX energy exchange in Leipzig.



9 ct/kWh
8
7
6
5
4
3
2
1
EEX-Baseload 1)
Tariff for new turbines, low wind speed 2)
EEG-hurdle rate 3)
1/03
2/03
3/03
4/03
1/04
2/04
3/04
4/04
1/05
2/05
3/05
4/05
1/06*
Quarter

1) EEX baseload: weighted average price for baseload electricity by quarter.

2) A higher minimum rate per kWh is applied for the first five years for every new wind turbine installed. Thereafter, rates are determined by the amount of power the system would generate in a referential location with an average annual speed of 5.5 m/s at a height of 30 m above ground.

3) Applicable rate after expiration of rate described under point 2)

Wind energy market posts strong growth worldwide

According to the Global Wind Energy Council (GWEC), global output of newly installed systems totaled 11,769 megawatts. Overall installed output capacity thus increased to 59,322 megawatts, a 25 percent increase.

As in the year prior, Europe was the leader in wind energy. According to the European Wind Energy Association (EWEA), newly installed wind turbines totaled 6,183 megawatts in output. The total output of all wind turbines installed throughout Europe increased as of the end of 2005 to 40,504 megawatts, an 18 percent increase compared to the previous year. This represented fulfillment of European Commission requirements (40,000 megawatts by 2010) five years in advance. The five biggest wind energy markets in Europe are Germany (1,808 megawatts), Spain (1,764 megawatts), Portugal (500 megawatts), Italy (452 megawatts) and Great Britain (446 megawatts).

Outside Europe, the US market was the largest contributor to robust growth in the wind energy industry, registering approximately 2,431 megawatts of newly installed output in 2005 versus 398 megawatts the previous year. The US thus represents the largest single market. The surging growth of this market was due to an extension of production tax credit (PTC) for wind energy at the end of 2004 through the end of 2007. India and China also represented growth regions, accounting for an additional 1,430 and 498 megawatts respectively of newly installed output.

As of 31 December 2005, a total of 17,574 wind turbines with a total output of 18,428 megawatts were installed in Germany. That corresponds to an 11 percent increase year-on-year. In 2005, 1,049 wind turbines were newly installed with a total output of 1,808 megawatts versus 2,037 megawatts the previous year.

The wind energy market in Germany benefited from exports last year as did the general economy. As reported by both the German Engineering Federation and the German Wind Energy Association, half of industry turbine sales were international. The German wind industry reported total sales of approximately EUR 4.4 billion, EUR 2.2 billion of which derived from exports.

German wind energy exports hit 50 percent

The German offshore business likewise saw activity. A number of major private-sector enterprises have founded an offshore foundation with governmental backing to promote the construction of wind turbines in Germany's North and Baltic Sea regions. One of the foundation's objectives is to create a test field for establishing wind energy on the high seas. REpower Systems AG is one of three German manufacturers involved in the foundation. REpower is planning to set up four REpower 5M-type turbines in 2007 on a test field outside Borkum as a contribution towards creating the first offshore wind park in German waters, involving 12 turbines.

Foundation established for building the first German offshore wind park

At the end of 2005 the Federal Maritime and Hydrographic Agency (BSH) designated specific offshore areas as especially suited for wind energy usage: "Nördlich Borkum" in the North Sea and "Kriegers Flak" and "Westlich Adlergrund" in the Baltic Sea. Taking shipping interests and environmental issues into account, this move will help promote wind energy as it will have the force of a supporting expert study in later approval proceedings for those particular wind park locations.


North Sea
Baltic Sea
● approved windfarms
○ unapproved windfarms

Source: Kromrey, May 2005

Business development

Revenues up to EUR 328 million

International installations increase to 72 percent of total

A joint Management Report has been produced as the business summary and opportunities and risks reports of REpower Systems Group and parent company REpower Systems AG are equivalent.

Installed output up

Installed output up 33.3 percent

In fiscal year 2005, REpower Systems Group installed 201 wind turbines for a total output of 366 megawatts as compared to 161 turbines in the previous year with a total output of 274.5 megawatts. This represents a 33.3 percent increase in installed output.

Deployment of MM series continues to grow

The share of MM series turbines with a rated output of two megawatts increased substantially during the reporting period. As a result, these units constituted 62 percent of units generating earnings recognized during the year (previous year 46 percent). The deployment of the MD series with a rated output of 1.5 megawatts consequently fell to 38 percent (previous year 50 percent).

Share of international installations up

REpower market leader in France in 2005

The international share of overall installed output rose over the course of the year from 31.9 percent to 72.4 percent. For the first time, REpower generated most of its sales outside Germany, with French subsidiary REpower S.A.S. installing 69 wind turbines last year for a total output of 129 megawatts. Of these, 12 systems with 18 megawatts were installed in the Belgian market, also addressed by French subsidiary REpower S.A.S. According to a study by the independent Danish market research firm MAKE Consulting ApS*, REpower is the leader in the French wind energy market with a market share of 40 percent of newly installed output in the year 2005. Germany was the second most important market after France with 59 systems and total output of 101 megawatts in 2005. Other key markets were Great Britain with 17 systems and a total output of 34 megawatts, Italy (15 systems with 30 megawatts) and Portugal (11 systems with 22 megawatts).

Consolidated sales up

Total output up 11.5 percent

Consolidated sales totaled EUR 335.1 million, including investment holdings, after EUR 301.4 million in 2004. Consolidated sales rose by 2.3 percent year-on-year from EUR 320.7 million to EUR 328.1 million. Sales of only 177 of the 201 wind turbines erected were fully recognized.

International sales accounted for 73.1 percent of the total in fiscal year 2005 after 32.7 percent the previous year. International projects constituted by far the largest portion of POC sales.

REpower Systems Group revenues derived primarily (89 percent in 2005, 90 percent in 2004) from the manufacture and sale of wind turbines, some of which are delivered as turnkey solutions with the necessary infrastructure included. Other sources of revenue included services, licensing, electricity sales, project sales, other services and revenues.

Operating result affected by one-time effects

EBIT just under level of previous year

The consolidated operating result (EBIT) for the year 2005 came in slightly below last year's figure of minus EUR 3.6 million at minus EUR 4.3 million. This was mainly the result of failure to obtain the savings projected in connection with the RE-Act efficiency enhancement program in the area of purchasing due to strong market growth. One-time charges in connection with restructuring measures also placed a substantial drag on earnings.

Personnel expenses included severance packages totaling EUR 1.4 million, primarily in connection with management level reorganization.

Other operating expenses involved one-time charges of EUR 5.6 million, including expenses from other periods such as the cancellation of a number of unprofitable project contracts valued at EUR 2.0 million, higher interim management expenses, legal and advisory fees of EUR 2.7 million and EUR 0.9 million of uncollectible power generation revenues written off.

One-time charges total EUR 5.6 million

In contrast other operating income rose substantially, by EUR 5.9 million, to EUR 13.8 million. This rise was also a result of one-time effects. Windpark Großvargula GmbH & Co. KG, sold effective 1 July 2005, recorded feed-in revenues of EUR 4.6 million, offset by an approximately equal level of items posted to depreciation and amortization and other operating expenses. The final consolidation as a result of the disposal resulted in an additional EUR 0.9 million income. Sale of the Windparkportfolio II by Denker & Wulf AG in 2005 resulted in additional proceeds for REpower of EUR 2.5 million.

A contract to develop a version of the MM82/MM92 for the US market captured another EUR 4.5 million of income. Plans are to deliver wind turbines in the US starting in 2007.

At minus EUR 4.3 million the financial result came out EUR 0.9 million higher year-on-year. This figure includes expenses of EUR 0.8 million from changes to the market rate for future transactions in Australian dollars. The financial result also includes expenses for an interest rate swap with an expiration date of 2 December 2013. In an effort to streamline interest payments, individual loans were converted into a variable-rate Eurokredit of an equal amount and were further optimized by entering into a swap.

Net result improves

The net result improved from minus EUR 9.6 million to minus EUR 6.8 million. In fiscal year 2005, REpower posted tax income of EUR 2.0 million as compared to tax expenses of EUR 2.4 million for the year 2004. Income tax expenses were attributable solely to an additional tax assessment determined in the course of a tax audit concluded during the fiscal year. Tax loss carryforwards of German and international Group companies expected to be applicable were posted as deferred taxes.

REpower Systems AG

Parent company REpower Systems AG's total operating performance came in at EUR 302.8 million versus EUR 287.0 million for the year 2004. Sales rose during the reporting period from EUR 250.5 million to EUR 304.1 million. The operating result for parent company REpower Systems AG was minus EUR 7.6 million, coming after minus EUR 8.0 million for 2004.

Status of the RE-Act efficiency enhancement program

In response to the loss reported for fiscal year 2004, REpower partnered with independent consultants to put together a restructuring program entitled RE-Act in the first half of 2005. In addition to such external factors as steel prices and declining German and US markets, the loss posted in fiscal year 2004 was also attributable to internal factors including process problems, unclear boundaries of responsibility, structural organizational flaws, lacking decision-making transparency and lack of knowledge and experience in business practices in foreign markets. These same factors contributed to the loss for fiscal year 2005 reported on the Group financial statement. The purpose of the restructuring program is to identify internal problems and design solutions for cutting costs, boosting revenues and enhancing profitability on the order of the double-digit millions.

Projected purchasing savings not fully realised

Implementation of individual measures got underway in the second half of 2005, the initial positive impact of which is already being felt on earnings. However, the strength of the global wind energy market led to significant shortages of several key wind turbine components as well as price increases which could only be passed on to customers in part. As a result, the anticipated savings in the area of purchasing through the renegotiating of supplier contracts were only partially realizable. The company expects savings originally projected for early 2005 will neither be obtainable nor offsettable by other means. Other projected savings amounts are being moved back to the year 2007. The company nonetheless continues to anticipate earnings to improve by the end of 2006.

Investment concentrated on core business

Investments of EUR 11.4 million were made in fiscal year 2005 in comparison to EUR 46.7 million in 2004. The large amount of investment made in fiscal year 2004 arose through the purchase of the 16-turbine Windpark Großvargula, increasing property, plant and equipment by EUR 37.2 million. This wind park was resold in 2005. The level of investment fell substantially in fiscal year 2005 as no further wind energy installations were purchased.

Development costs of EUR 1.1 million were capitalized and carried as intangible assets. This concerned principally the MM92 prototype, further development of the REpower 5M, the REguard management system and the 3 megawatt-class turbine with the prototype name "MMx" in development.

The largest items in property, plant and equipment involved EUR 0.2 million for vehicles, EUR 0.2 million for software and EUR 0.3 million for high-quality tools. In addition to investment in international sales companies, financial assets included two long-term loans for a total of EUR 1.7 million granted to two wind turbine operators, thereby discharging placement guarantees from the year 2003.

Financing activities – significant reduction in long-term loans

REpower Systems Group is committed to the efficient use of its available resources as part of prudent financial management. Among the Group' s long-term objectives are achieving positive total returns and return on equity.

Bank loans of EUR 45.1 million were obtained as bridge financing for payment deadlines granted to customers for wind parks constructed. Of this amount, EUR 40.5 million was carried under current bank liabilities as of the reporting date.

Non-current bank liabilities reduced by 90.5 percent

Non-current bank liabilities were reduced by EUR 31.4 million from EUR 34.7 million at the start of the year to EUR 3.3 million. This was mainly a result of sale of Windparkgesellschaft Großvargula effective 1 July 2005.

As of 29 November 2004, REpower Systems AG had publicly refinanced loans valued at TEUR 2,368. Individual loans were converted into a variable-rate Eurokredit of an equal amount in an effort to streamline interest payments and further optimized by entering into an interest rate swap contract running from 1 December 2004 through 2 December 2013.

Interest rate risk is not generally hedged. The aforementioned contract represented a unique exception in view of the relatively low cost involved.

Currency hedging positions were in place during the fiscal year denominated in Australian dollars, opened in fiscal year 2004. As a result of project delays, the currency hedging transactions moved in a negative direction for the company, precipitating a loss of TEUR 1,193. The income statement reports these losses from currency hedging transactions.

REpower Systems Group transactions are generally denominated in euros, so that a need for hedging currency risks only occasionally arises. The company does intend to engage in hedging in specific instances.

Inflows of EUR 7.5 million resulted from the capital increase of EUR 540,000 in June 2005, excluding existing shareholder subscription rights.

Company capital has thus far been deemed adequate for financing business operations. The company does not foresee any potential liquidity problems.

The company business model involves a fundamental cash flow risk due to the variability of project income. The company has addressed this risk through such measures as investing in finance and accounting and implementing decentralized controlling procedures resulting in improved projection accuracy in the context of the RE-Act restructuring program.

Order backlog

Order backlog up

Order backlog rose substantially in the course of the year, encompassing 350 wind turbines (previous year: 231 turbines) with a total output of 666.0 megawatts (previous year: 421.5 megawatts) for a projected sales volume of roughly EUR 541.2 million (previous year: EUR 338.6 million) as of 31 December 2005. This includes one large contract on the books as of 31 December 2002 involving 50 type MM70 wind turbines. Project delays pushed back the completion date of this contract. Outstanding orders are partly contingent upon obtaining permits, financing or on other factors. Order backlog was adjusted to reflect the cancellation of orders for 44 wind turbines due to failure to obtain construction permits.

Order backlog breaks down by country as follows:

Country	No. of turbines	Output in MW
France	105	200.5
Germany	86	158.0
Italy	50	100.0
Great Britain	36	78.0
Hungary	25	50.0
Portugal	15	30.0
Japan	19	28.5
Belgium	6	9.0
China	4	6.0
Cyprus	4	6.0
Total	**350.0**	**666.0**

Order backlog up
58.0 percent


Cyprus
Belgium
China
Japan
Portugal
France
Hungary
Great Britain
Germany
Italy

Looking at order backlog broken down by system type indicates a trend towards larger, higher-performance turbines. The two-megawatt MM series accounts for 254 of the turbines on order, representing 72.6 percent.

Turbine type	31 Dec. 2005		31 Dec. 2004	
	No. wind turbines	Output in megawatts	No. wind turbines	Output in megawatts
5M	4	20	-	-
MM92	19	38	-	-
MM82	167	334	76	152
MM70	68	136	74	148
MD77	81	121.5	81	121.5
MD70	11	16.5	-	-
Total	**350**	**666.0**	**231**	**421.5**

Incoming orders improved

The orders on hand are including orders contracted in 2005 for 232 turbines with a total output of 444.0 megawatts. The two-megawatt MM series again dominated with a 70.7 percent share. The 1.5-megawatt MD series accounted for 20.6 percent, while the REpower 5M constituted 1.7 percent.

Substantial rise in prices

Prices for wind turbines rose noticeably in the course of the past year. The average per megawatt price for incoming orders during the reporting period was EUR 853,726, in comparison to an average per megawatt price the previous year of EUR 730,175. This is a result both of improving market conditions and internal improvements and optimization achieved through the RE-Act efficiency enhancement program, which involves concentrating business operations on select individual markets. In addition, wind turbine efficiency improvements allowed price increases to be implemented with customers.

Asset, finance and earnings situation

The figures for REpower Systems Group assets, finances and earnings for fiscal year 2005 are presented in comparison to those for 2004.

Assets

Fixed assets decreased significantly from EUR 66.9 million to EUR 36.9 million. This was mainly attributable to the sale of Windparkgesellschaft Großvargula GmbH & Co. KG, reported the previous year under property, plant and equipment.

Deferred tax assets rose to EUR 6.6 million (previous year: EUR 1.6 million) due to an increase of loss carryforwards.

Current assets rose from EUR 205.5 million to EUR 238.3 million. This is due primarily to increasing levels of cash and cash equivalents, which had risen to EUR 67.4 million (previous year: EUR 26.8 million) as of the reporting date. Due to improved receivables management accounts receivable were reduced from EUR 65.0 million to EUR 53.7 million. However, future receivables rose from EUR 36.0 million to EUR 61.0 million.

Liabilities

At EUR 99.9 million shareholders' equity was virtually unchanged against the previous year level of EUR 99.0 million. The equity ratio remained stabile at 36.3 percent (previous year: 36.4 percent). The Group continues to enjoy a very solid overall equity structure, with equity covering 100 percent of fixed assets.

Provisions rose from EUR 24.8 million to EUR 28.0 million.

Non-current liabilities fell from EUR 34.7 million to EUR 3.3 million due to the disposal of Windparkgesellschaft Großvargula GmbH & Co. KG. Accounts payable declined from EUR 66.7 million to EUR 63.2 million.

In conjunction with cash and cash equivalents, the Group has adequate resources to finance the continued expansion of its business operations.

Materials expenses

The materials expenses ratio rose to 84.4 percent for the year 2005 versus 79.5 percent the previous year. Materials expenses rose faster in the years 2004 and 2005 than total revenues, as rising costs and risks could not be wholly passed on to customers.

In 2005, these rises were mainly encountered in the business in France. The REpower S.A.S. branch concludes purchase agreements with the parent company REpower Systems AG for the supply of wind turbines for its projects. REpower S.A.S. books the cost of turbines as materials expenses, resulting in REpower S.A.S. having a materials expense ratio in excess of 90 percent. This procedure has the effect of increasing the percentage of materials expenses at Group level.

Personnel expenses

The personnel expenses ratio declined year-on-year from 9.1 percent to 8.2 percent for the reporting period due to extended work hours and reduction of the Christmas bonus. Also, the number of personnel rose at a rate slower than sales and total operating performance.

Margin

The EBIT margin (margin of operating result based on total operating performance) yielded a return of minus 1.3 percent after minus 1.2 percent the previous year. Rising materials expenses were largely offset by decreasing personnel and other operating expenses and increasing other operating income.

Material changes in the scope of consolidation

Windparkgesellschaft Großvargula GmbH & Co. KG, Trampe, operator of a 16-turbine wind park, was fully consolidated into the consolidated financial statements for fiscal year 2004. On 1 July 2005, the company was sold to an investor together with a large wind park portfolio owned by Denker & Wulf AG for approximately EUR 8.1 million. The sale also resulted in a roughly EUR 30.1 million decrease in REpower Systems Group's non-current bank liabilities. Windpark Großvargula GmbH & Co. KG was withdrawn from the scope of consolidation as of the above date.

REpower Portugal Sistema éolicos of Oliveira de Frades, Portugal, was established in 2005 as a joint venture with a Portuguese investor. Shares in the firm were acquired for a nominal amount of TEUR 50,000.

The company held a 50 percent equity stake in REpower Australia Pty Ltd. of Maryborough, Australia (formerly Notus Energy Ltd.) in 2004, which is being fully consolidated following purchase of the remaining equity in the second quarter of 2005. Shares were purchased at a price of EUR 1.00.

Investment holdings including a 50 percent stake in REpower Wind Corp., Sudbury, Canada and 49 percent of Heron Aioliki A.E. (formerly Heron Aioliki A.E.), Drama, Greece, included in the Group financial statements using the equity method were sold in fiscal year 2005.

REpower Systems AG: selected key ratios

As of 31 December 2005, the equity ratio of REpower Systems AG was 33.1 percent compared to the previous level of 42.9 percent.

The material expense ratio was 85.3 percent after 85.2 percent for fiscal year 2004. Increases in efficiency almost fully cushioned cost increases to 2004 levels including crane and transportation costs, expanded service packages offered internationally, initial delays and problems in realizing major international projects and sharply rising steel prices in particular, the full impact of which was felt in the year 2005.

The personnel expenses ratio declined from 8.6 percent to 8.5 percent. This was primarily in consequence of a decline in the average salary level from EUR 47,800 to EUR 45,400.

The EBIT margin on sales improved from minus 3.2 percent for the previous year to minus 2.5 percent. This was primarily a consequence of increasing sales by 20.2 percent, with expenses not rising as fast.

Risks and opportunities

Risk Management System (RMS)

REpower Systems Group has implemented steps in line with Article 91 Paragraph of the Stock Corporation Act to ensure effectively the early recognition of developments threatening the continued existence of the enterprise. These include in particular high-risk transactions, accounting irregularities and legal violations materially impacting the company or Group asset, finance and earnings situation.

These include establishing a monitoring system to ensure that relevant risks are identified, analyzed and assessed and that risk-related information is systematically forwarded to the responsible decision makers. REpower Systems Group addressed this entire complex of issues as early as 2002, responding with the implementation of a computer-assisted risk management system.

Analysis

REpower Systems Group's risks and opportunities analysis is designed around the Group's strategic corporate positioning and the business policy objectives of individual business areas. Strategic, medium-range, budgeting and other corporate planning processes form an implicit framework determining the scope of risk analysis.

In this analysis, risks and opportunities are first determined in a systematic fashion. The subsequent assessment provides an appraisal of the potential impact of financial losses or failure to meet business targets reasonably likely to be incurred or transpire, focusing on the effects (scope) and projected probability of incurrence.
Risk management is then performed through such preventive measures as adapting market strategy, technology and software, organizational structures, staffing policies, through steps to ensure smooth production processes, and through action in the areas of environmental protection, fire prevention and product liability.

In addition to methods for managing risks, monitoring procedures are reviewed on an ongoing basis to uncover any potential gaps.

As risk-owners responsible for managing the risk situation in their own respective areas, executives and department heads at REpower Systems Group submit semi-annual risk inventory reports. The information flowing into these reports allows for regular re-evaluation of risks identified by the Executive Board.

Risk reporting

The company has identified 23 distinct business risks. These are subdivided into the three principle categories of "corporate risks" (13), "market and competitive risks" (4) and "legal and other risks" (6). Of these, 21 risks are classified as having a low to medium risk potential, representing no threat to the continued existence of the company.

The overall risk level measured fell by 5 percent during the reporting period despite increases in certain individual risks. The potential estimated loss fell by 8 percent.

Risk analysis has indicated two primary risks for REpower Systems AG arising from the strategy of opting to purchase components from suppliers instead of in-house manufacture. This results in the company being dependent to a significant extent on suppliers' ability to provide high quality components (quality risk) in the numbers and at the time required (dependency risk).

When the order backlog is high supply delays of parts necessary for production could occur for REpower Systems AG. In consequence, the company may not always complete contracts on time, incurring contractual penalties for exceeding deadlines for system readiness.

It cannot be excluded that delivery contacts concluded stipulate delivery at a point in time when meeting the completion deadline for systems under contract is impossible due to component supply delays.

The consequences of such circumstances could have a negative impact on the company's asset, finance and earnings situation.

REpower Systems AG has addressed these risks by increasing its number of suppliers to reduce dependency on individual component vendors. All components employed are produced and supplied by at least two prominent manufacturers. In addition, during the reporting period an in-house prototype and pre-production run was developed for a key wind turbine control component. REpower also intends to extend its value-added chain by integrating production of another key component, turbine rotor blades, thus further reducing supplier dependency. At the same time, these steps allow the possibility of increasing annual production volume, while in-house manufacture of rotor blades could significantly improve margins.

To ensure the quality required by REpower Systems Group for its purchased components a quality management and assurance campaign was implemented as early as 2002. All rotor blade supplier products are now subjected to REpower quality controls or inspected by an external professional.

Investing in finance and accounting and implementation of decentralized controlling mechanisms as part of the RE-Act restructuring program achieved a substantial lowering of the potential loss amount and probability of incurrence of risk associated with earnings transparency in 2005. A similar improvement was achieved regarding information security risk through modification of the existing IT infrastructure and creating redundancy of key elements such as networks and servers.

As discussed above liquidity risk decreased as a result of more accurate forecasting of potential loss amounts achieved through the RE-Act program.

Material events after the reporting date

Bertrand Durrande was appointed to the REpower Systems AG Supervisory Board (WKN 617 703) effective 5 January. He replaced former Chairman Dr. Klaus-Detlef Wulf, whose resignation on 31 October 2005 left the office vacant.

Mr. Durrande is Executive Vice President of the (industrial) Equipment division of AREVA subsidiary Framatome ANP. His extensive experience in management positions within the energy industry has afforded him a wealth of professional expertise. In line with item 5.4.3 of the German Corporate Governance Code, his appointment is provisionally limited to the next Annual General Meeting on 30 May 2006.

In a meeting held 23 February 2006, the Supervisory Board granted its approval of increasing share capital against cash contributions from a current level of EUR 5,941,198 to an expected amount of EUR 8,101,797.

A maximum of 2,160,599 no-par value ordinary shares at an issue amount of EUR 1.00, with entitlement to dividends as of 1 January 2005 are to be issued. It is planned that Dresdner Bank Aktiengesellschaft subscribes to the new shares with the requirement of offering them for subscription to company shareholders at a ratio of 3:1 during the period expected to be from 24 March to 6 April 2006. Subscription rights are to be excluded for an amount of EUR 180,200.

Outlook

The economies of industrialized nations showed strength going into the end of the year. The IMF is forecasting global growth of 4.3 percent for 2006. The market for renewable energies continues to be buoyed by high oil and gas prices and the resultant rise in electricity prices. REpower also anticipates further growth for the global wind energy market in 2006, propelled chiefly by steady demand in Europe at high levels and increasing demand for wind energy in the US and China. In light of stabile market conditions, the company sees similar prospects for the global wind energy market in 2007.

In the first two months of fiscal year 2006, new contracts were obtained valued at over EUR 100 million. Given the continuing high level of order backlog, REpower expects to install roughly 275 wind turbines over the full fiscal year. Of these, 25 represent projects not fully completed in 2005, sales from which were recognized on a percentage-of-completion basis in the previous year.

In view of the RE-Act efficiency enhancement program implemented last year and a declining number of older, unprofitable project contracts, REpower anticipates an operating result strongly in the black assuming all installations are completed as planned. It is likely that customer orders will continue to shift towards the two-megawatt MM series.

In fiscal year 2006, EUR 9.4 million is earmarked for investment in property, plant and equipment. REpower is also planning to open a production facility for rotor blades in Portugal or Spain in the near future or establish a joint venture with a rotor blade manufacturer. The rotor blade plant is to be financed by proceeds from the capital increase and debt.

Long-term sustainability

In addition to its market operations and products the value of REpower Systems AG as an enterprise rests upon its staff members. REpower offers its highly qualified and motivated employees personal career perspectives in a challenging, international environment.

Personnel

As of 31 December 2005 REpower Systems Group personnel numbered 631 staff members, 583 belonging to parent company REpower Systems AG. The average employee age was 36 in 2005. Employee qualifications can be described as above average. At least one in five staff members is an engineer, representing 22 percent of overall personnel.

Number of employees increased to 631

	2004	2005
REpower Systems AG	558	583
REpower Systems Group	587	631



Trainees, graduates and others
11 %
Other academics
5 %
Technicians
46 %
Administration
16 %
Engineers
22 %

REpower is proud again to report rising personnel numbers, particularly in view of the RE-Act restructuring program implemented during the reporting period which included some reduction of staffing levels. An operating agreement was reached to reduce personnel expenses by means of extended work hours for a limited period and a Christmas bonus reduction for all employees for the years 2005 and 2006. In return, no staff cuts will be made through 31 December 2007. Roughly 90 percent of personnel now have 41.5 hour work weeks or 42 hours in the case of more senior employees.

Increase of work hours and reduction in the 13th salary payment to secure jobs

Apprenticeship as a societal obligation

The number of apprentice positions increased during the year from 32 to 35, equal to 5.6 percent of REpower staff. In addition, the company employed 65 interns and students during the reporting period. REpower is conscious of its responsibilities in society, particularly in light of mounting

Apprentices make up 5.6 percent

unemployment among the younger workforce, a problem the company is pleased to be able to take an active role in addressing. Offering quality apprenticeships enhances employment prospects of young people in today's job market.

Apprenticeship opportunities are offered for the areas/positions of office administration, office communications personnel, warehouse specialist, IT personnel, mechatronic technician and technical drafting. In 2005 the position of industrial mechanic was added to the offering.

Training

Vocational training extended again

The REpower training department provided 1,694 man-days of instruction and skills development to 454 staff members (previous year: 1,198 man-days and 403 staff members) through an array of 68 separate training modules. Of these, 22 were staff members at international locations. The 454 staff members took part in an average 3.73 days of training during the year 2005.

Additionally, four training sessions held over a two-day period provided product-related training for 20 operators and customers. Employees of Chinese firm Dongfang Steam Turbine Works also received training as part of a licensing agreement with REpower.

Company intranet launch successful

Intranet to improve internal communication

REpower Systems AG launched its own company intranet during the reporting period. The purpose of this move was to make applications and information available to all company employees regardless of what hardware, operating system and software they may employ, thus achieving a sustained improvement in internal communications.

The intranet is by far the fastest, least expensive and most interactive medium for staff communications. It offers easy accessibility to internal data. Any information required is immediately available and up to date. Information is no longer viewed as discrete, but rather as interlinked through logical connections.

Successful ISO certification monitoring audit

Quality management ISO 9001:2000 certified

REpower Systems AG monitors all quality-related business processes in accordance with ISO 9001:2000 quality management standards to ensure its reputation as a quality provider both at home and abroad. In addition to the systematic identification, management and directing of all processes conducted and their interplay within the company, the company's low level of vertical integration requires early-stage quality assurance in the production of system components supplied to REpower on the part of its vendors. The successful monitoring audit conducted in April 2005 by Germanischer Lloyd proceeded without any noteworthy deviations.

Change in certification company

BVQI will become Certification company in 2006

In light of REpower's international focus a change in certification company was made from Germanischer Lloyd (GL) to BUREAU VERITAS QUALITY INTERNATIONAL GmbH (BVQI) in fiscal year 2005. BVQI has offices on all continents and is known in the industry as the global leader for the certification of quality, environmental and security management systems.

Audits were conducted by five customers at the REpower facility in Husum as a quality assurance measure. Another focus during the reporting period was the servicing and qualifying of international suppliers, particularly tower manufacturers.

Consolidated Balance sheet

Assets

	Notes:	31.12.2005 EUR	Pre-year 31.12.2004 EUR
Current assets	4.1.		
Liquid assets	4.1.1.	67,426,865	26,803,211
Shares in project corporations	4.1.2.	63,100	4,438,601
Future accounts receivable from contract orders	4.1.3.	60,985,494	35,984,991
Trade accounts receivable	4.1.4.	53,672,359	64,971,232
Intragroup receivables	4.1.5.	229,644	141,472
Accounts receivable from project corporations	4.1.6.	536,622	392,323
Inventories	4.1.7.	34,663,184	41,945,999
Short-term prepaid expenses and deferred charges	4.1.8.	20,697,792	30,805,405
Total current assets		**238,275,060**	**205,483,234**
Non-current assets	4.2.		
Property, plant and equipment	4.2.1.	16,819,099	55,998,320
Intangible assets	4.2.2.	1,847,531	727,831
Goodwill	4.2.3.	1,257,946	1,064,375
Investments in associates	4.2.5.	55,309	0
Investments in other companies	4.2.5.	611,763	649,395
Borrowings	4.2.6.	6,533,154	2,656,389
Deferred taxes	4.2.7.	6,587,609	1,579,896
Long-term prepaid expenses and deferred charges	4.2.8.	3,230,215	4,208,397
Total non-current assets		**36,942,625**	**66,884,603**
Total assets		**275,217,685**	**272,367,837**

Liabilities

	Notes:	31.12.2005 EUR	Pre-year 31.12.2004 EUR
Short-term liabilities	4.3.		
Short-term loans and short-term percentage of long-term loans	4.3.1.	41,773,083	14,355,712
Trade accounts payable		63,225,840	66,658,465
Intragroup liabilities		332,854	25,101
Liabilities to project companies		0	13,676
Advance payments received	4.3.2.	12,036,761	11,433,065
Provisions	4.3.3.	28,005,759	24,844,498
Deferred sales	4.3.4.	72,665	311,113
Income tax liabilities	4.3.5.	1,425,194	290,976
Other short-term liabilities	4.3.6.	11,520,380	7,246,134
Total short-term liabilities		**158,392,537**	**125,178,741**
Long-term liabilities	4.4.		
Long-term loans	4.4.1.	3,315,106	34,740,800
Capital from profit participation rights	4.4.1.	10,000,000	10,000,000
Deferred taxes	4.4.2.	3,574,114	3,423,013
Total long-term liabilities		**16,889,220**	**48,163,813**
Equity capital	4.5.		
Subscribed capital	4.5.1.	5,941,198	5,401,198
Capital reserve	4.5.2.	86,670,543	79,529,180
Exchange differences	3.2.6.	-18,505	0
Balance-sheet profit/balance-sheet loss	4.5.3.	7,312,200	14,069,028
Minority interests	4.5.4.	30,492	25,877
Total equity capital		**99,935,928**	**99,025,282**
Total liabilities		**275,217,685**	**272,367,837**

Consolidated income statement

Income statement

	Notes:	01.01.-31.12.05	Pre-year 01.01.-31.12.04
		EUR	EUR
Sales	5.1.	328,076,466	320,670,143
Changes in finished goods and work in progress		6,993,150	-19,304,923
Total performance		**335,069,615**	**301,365,220**
Other operating income	5.2.	13,781,969	7,858,167
Cost of materials/cost of purchased services	5.3.	-282,832,277	-239,577,865
Personnel expenses	5.4.	-27,314,573	-27,543,884
Depreciation on property, plant and equipment (and intangible assets)		-6,578,825	-6,434,028
Depreciation on goodwill		0	-775,998
Other operating expenses	5.5.	-36,427,043	-38,449,035
Operating result		**-4,301,133**	**-3,557,423**
Income/expenses from financial assets accounted according to the equity method	5.6.	5,309	0
Income/expenses from net interest	5.6.	-4,281,960	-3,445,804
Income from investments	5.6.	6,478	179,729
Depreciation on financial assets and shares in project corporations	5.6.	0	-234,027
Result before taxes		**-8,571,307**	**-7,057,525**
Taxes on income	5.7.	1,992,846	-2,433,972
Other taxes		-173,751	-82,583
Net income		**-6,752,212**	**-9,574,080**
Net income assigned to Minority interests		4,615	-171,329
Net income assigned to shareholders		-6,756,828	-9,402,751
Profit per share	5.8.	-1.19	-1.74
Average number of shares in circulation		5,693,698	5,401,198

Cash flow statement

Cash flow statement

	Notes:	2005 EUR	Pre-year 2004 TEUR
Cash flow from business activities	10.		
Annual result before taxes		-8,571,307	-7,057,525
tax not paid			
Adaptations for:			
Depreciation on property, plant and equipment, intangible assets and financial assets		6,578,825	6,668,055
Depreciation on goodwill		0	775,998
write-ups on goodwill		0	-264,844
Interest income		-1,412,532	-1,927,553
Interest expenses		5,694,493	5,397,358
Increase/reduction of provisions		3,349,261	-8,295,825
Profit/loss from the disposal of assets		454,285	168,000
change of working capital		2,143,139	50,926,124
Interest paid		-5,694,493	-5,397,358
Income tax paid		-1,177,564	-3,459,000
Funds achieved/invested from operational activities		**1,364,106**	**37,533,430**
Cash flow from investment activities	**10.**		
Payments in from the sale of assets		1,364,801	1,629,283
Payments in/payments out from the sale of subsidiaries, including changes in liquid funds	2.1.4.	13,014,721	-2,456,784
Acquisition of affiliated companies, less liquid funds acquired		0	-57,697
Acquisition of assets		-11,241,794	-46,673,429
Interest received		1,412,532	1,927,553
Funds achieved/applied from investment activities		**4,550,260**	**-45,631,074**
Cash flow from financing activities	**10.**		
Own equity capital transaction		7,630,363	0
Dividend distribution to minority partners		0	-250,685
Payments to company owners (dividend)		0	-3,240,719
Payments in from raising long-term loans		0	45,708,400
Payments from repaying loans		-338,446	-649,527
Funds achieved/applied from financing		**7,291,918**	**41,567,469**
Increase/reduction of liquid funds		**13,206,283**	**33,469,825**
Liquid funds at the beginning of the period		12,447,499	-21,022,326
Liquid funds at the end of the period		**25,653,782**	**12,447,499**
Cash in bank	10.	67,426,865	26,803,211
Short-term bank liabilities	10.	-41,773,083	-14,355,712
Liquid funds at the end of the period	**10.**	**25,653,782**	**12,447,499**

Development of the Consolidated Capital Resources

	Notes	Share capital in EUR	Capital reserve in EUR	Currency translation in EUR	Balance-sheet profit in EUR	Minority interests in EUR	Total in EUR
Balance at January 1, 2005		**5,401,198**	**79,529,180**	**0**	**14,069,028**	**25,877**	**99,025,282**
Capital Increase	4.5.1.	540,000					540,000
Premium received on new issue	4.5.2.		6,982,200				6,982,200
Exchange differences from affiliated companies				-18,505			-18,505
share option plans	4.5.2.		159,163				159,163
Net result	4.5.3.				-6,752,212		-6,752,212
Net income assigned to Minority interests	4.5.4.				-4,615	4,615	0
Balance at December 31, 2005		**5,941,198**	**86,670,543**	**-18,505**	**7,312,200**	**30,492**	**99,935,928**
Balance at January 1, 2004		5,401,198	79,371,192	0	26,758,285	2,958,591	114,489,267
Retrospective use of IFRS	4.5.1.		45,788		-45,788		0
Balance at January 1, 2004		**5,401,198**	**79,416,980**	**0**	**26,712,497**	**2,958,591**	**114,489,267**
Distribution of dividend	4.5.3.				-3,240,719	-250,685	-3,491,404
Changes in the scope of consolidation						-2,510,700	-2,510,700
share option plans	4.5.2.		112,200				112,200
Net result	4.5.3.				-9,574,080		-9,574,080
Net income assigned to Minority interests					171,329	-171,329	0
Balance at December 31, 2004		**5,401,198**	**79,529,180**	**0**	**14,069,028**	**25,877**	**99,025,282**

Segment Reporting

	France in TEUR	England in TEUR	Other foreign countries in TEUR	International total in TEUR	National in TEUR	Consolidated in TEUR	Group in TEUR
Segment Sales							
External business	127,079.2	43,145.6	69,588.1	239,812.9	88,263.6		328,076.5
Intra-company-business	0.0	0.0	0.0	0.0	32,907.6	-32,907.6	0.0
Changes in finished goods and work in progress	-1,857.6	12,447.2	-15,675.1	-5,085.5	7,280.3	4,798.4	6,993.2
Total Output	**125,221.6**	**55,592.8**	**53,913.0**	**234,727.3**	**128,451.5**	**-28,109.2**	**335,069.7**
Other operating income	52.1	0.0	1.9	54.0	12,960.7	767.2	13,782.0
Directly attributable costs	-124,622.4	-38,204.4	-37,042.1	-199,868.9	-103,667.1	20,703.7	-282,832.3
Personnel expenses	-1,303.2	-457.9	-879.3	-2,640.5	-25,754.2	1,080.1	-27,314.6
Depreciations	-31.8	-11.4	-22.7	-65.9	-6,512.9	0.0	-6,578.8
Other operating expenses	-1,122.5	-442.5	-1,143.5	-2,708.5	-40,554.4	6,835.7	-36,427.1
Segment Result	**-1,806.2**	**16,476.5**	**14,827.4**	**29,497.7**	**-35,076.3**	**1,277.6**	**-4,301.1**
Segment assets[1)]	**15,976.6**	**1,469.5**	**1,201.4**	**18,647.5**	**241,496.8**	**-72,613.8**	**187,530.6**
Bridge to total assets							
Liquid assets							67,426.8
Taxes receivable and deferred taxes							15,602.5
Deferred charges							4,657.8
Total assets							**275,217.7**
Segment debts[2)]	**18,548.9**	**1,148.8**	**440.2**	**20,138.0**	**139,172.5**	**-72,121.9**	**87,188.5**
Bridge to total debts							
Loans and Capital from profit participation rights							55,088.2
Income tax liabilities and Deferred taxes							4,999.3
Provisions							28,005.6
Total debts							**175,281.7**
Acquisition of assets	138.9	51.7	33.3		11,202.9	0.0	11,426.8
Contribution to provisions	78.2	76.8	5.0		20,921.5	0.0	21,081.4

1) Segment assets: Fixed Assets, customer receivables, accounts receivable from affiliated companies, other receivables without tax
2) Segment debts: accounts payable to suppliers, accounts payable to associated companies, other liabilities

1. Introduction

The REpower Systems Group with REpower Systems AG, Hamburg as a parent company operates in the fields of the manufacture and sale of wind energy turbines as well as in projecting and providing turnkey wind parks.

The REpower Systems AG is subject to the obligation of to prepare consolidated financial statements for the fiscal year ending as of 31 December 2005. In line with Article 315 a of the German Commercial Code, the consolidated financial statements as of 31 December 2005 are prepared according to internationally acknowledged principles in line with the International Financial Reporting Standards (IFRSs, formerly International Accounting Standards, IASs) applicable in the European Union. Their application is necessary as the shares in the company are traded on an organized market as defined by Article 2 of the German Securities Trading Act. The comparative figures for the 2004 fiscal year are also stated in line with IFRS regulations.

2. Consolidation

2.1. Scope of consolidation

2.1.1. Companies included in the consolidation

The scope of consolidation includes the following German and international companies which are fully consolidated in the consolidated financial statements:

	Group share in nominal capital	
	31.12.05	31.12.04
	in %	in %
REpower Betriebs- und Beteiligungs GmbH, Rendsburg	100.00	100.00
Windpark Großvargula Betriebs GmbH, Breydin	100.00	100.00
Windpark Großvargula GmbH & Co. KG, Breydin[1)]	--	100.00
Marketing companies		
REpower Espana S.L., La Coruna, Spain	100.00	100.00
FEdeF S.A.S., Lyon, France	100.00	100.00
REpower S.A.S., Belfort, France	100.00	100.00
REpower Diekat, Athens, Greece	60.00	60.00
REpower UK Ltd., Edinburgh, United Kingdom	67.00	67.00
REpower Italia S.r.l., Milan, Italy	100.00	100.00
REpower Australia Pty Ltd., Maryborough, Australia[2)]	100.00	--

1) This company was sold in the 2005 fiscal year.

2) First-time full consolidation in 2005 fiscal year.

As interim holdings and general partners not performing any business activities, REpower Betriebs- und Beteiligungsgesellschaft mbH, Rendsburg, and Großvargula Betriebs GmbH, have holdings in German wind park companies.

The wind park company Windpark Großvargula GmbH & Co. KG operates a wind park with sixteen wind turbines and was fully consolidated in the consolidated financial statements for the first time in the previous year. The interest in the company was sold as of 1 July 2005. At the date of disposal, the company ceased to be included in the scope of consolidation.

There are participations in six foreign marketing companies with the purpose of marketing wind turbines wind turbines in Europe. In the fiscal year with effect from 1 April 2005, the remaining shares in REpower Australia Pty Ltd. (previously Notus Energy Ltd.) were acquired. The purchase price for the shares in REpower Australia Pty Ltd. was EUR 1.00. The companies serve to extend sales activities in the respective countries. In the 2005 fiscal year, FEdeF S.A.S. discontinued its operating activities and was liquidated in January 2006.

2.1.2. Investments measured at equity

The following foreign investments were included in the consolidated financial statements and measured in line with the equity method:

	Group share in nominal capital	
	31.12.05	31.12.04
	in %	in %
REpower Portugal - Sistemas éolicos, S.A. (Portugal)	50.00	--
REpower Australia Pty. Ltd., Maryborough (Australia)1)	--	50.00
REpower Wind Corp., Sudbury (Canada)2)	--	50.00
Heron Aioliki A.E., Drama (Greece)2)	--	49.00

1) Fully consolidated in fiscal year 2005.

2) Sold in fiscal year 2005.

The companies serve as sales companies to develop sales markets in foreign countries.

REpower Portugal was established in the 2005 fiscal year. The parent company acquired and contributed a share of EUR 50,000 to the subscribed capital of the company. The company is included in the consolidated financial statements at equity.

After the acquisition of the remaining shares in REpower Australia Pty Ltd. as of 1 April 2005, the company was fully consolidated in the consolidated financial statements. The shares in REpower Wind Corp. and Heron Aioliki A.E. were sold at nominal value in the 2005 fiscal year.

2.1.3. Non-consolidated companies

a.) Non-consolidated associated companies

The following subsidiaries were not included in the companies consolidated in the annual financial statements for reasons of materiality. To show the situation of the subsidiaries, the results for the 2005 and 2004 fiscal years were given.

	Investment holding	Result	
		31.12.05	31.12.04
	in %	in TEUR	in TEUR
1 BWU Projekt GmbH, Trampe	100.00	*)	-0.7
2 Eolis S.A.R.L., (France)	100.00	*)	-5.3

**) Annual financial statements as of 31.12.05 not yet available.*

b.) *Investments not measured in line with the equity method*

In the consolidated financial statements, the following investments were not measured in line with the equity method for reasons of materiality. They were carried at cost:

		Investment holding in %	Result 31.12.05 in TEUR	Result 31.12.04 in TEUR
1	Energy Wind Czech s.r.o., (Czech Republic)	50.00	*)	-18.7
2	Umweltprojekt Management GmbH, Trampe 1)	50.00	--	-0.4
3	Sister-Sistemas e Technologia de Energias renováveis Lda 2)	37.50	*)	--
4	Windpark Finsterwalde GmbH, Finsterwalde	30.00	*)	92.2
5	PROKON Kooperationsgesellschaft mbH & Co KG, Itzehoe 1)	25.10	--	**)
6	REpower Geothermie GmbH, Trampe	19.90	*)	3.9
7	Wasserkraft Finowkanal GmbH, Trampe	19.40	*)	-22.0

1) The shares in the company were sold in fiscal year 2005.

2) This company was founded in fiscal year 2005.

**) Annual financial statements as of 31.12.2005 not yet available.*

***) Annual financial statements as of 31.12.2004 not yet available.*

c.) Non-consolidated project companies

Furthermore, the following interest in companies in which REpower Systems AG holds either a direct or indirect majority holding were posted as current assets as they are available for sale:

Companies	Registered office	Share-holding in %	Shareholders' equity TEUR	Result TEUR	Carrying amount 31.12.05 TEUR
Shares in project companies					
Des Aiol, Drama (Greece) *)	Greece	90.0	-84 *)	-123 *)	22
Ikarus, Drama (Greece) *)	Greece	85.0	-86 *)	-123 *)	0
EOLI Malandaux	France	5.0	**)	**)	40
Haut de Ailes	France	1.5	**)	**)	0
Repower Investitions- & Projektierungsgesellschaft mbH & Co. KG Münchberg/Laubersreuth	Rendsburg	100.0	-6	-27	1
					63

**) Shareholders' equity and result for 2005 not yet available.*
Values for 2004 were therefore used.

***) Shares acquired in 2005.*

The corporations serve to develop wind parks. As they are available for sale, they have not been included in the scope of consolidation. The investment amount indicates the direct share held by REpower Systems AG.

2.1.4. Deconsolidation

When all shares in Windpark Großvargula GmbH & Co. KG were sold, the company was removed from the scope of consolidation.

The deconsolidation of the company had the following material impact on the net assets, financial and earnings situation of the Group in the reporting year.

Asset situation

As of 1 July 2005, the deconsolidation of Windpark Großvargula GmbH & Co. KG resulted in the loss of net assets totaling EUR 7.2 million from the Group. These net assets were primarily made up as follows:

	EUR million
Property, plant and equipment (land and wind energy turbines)	36.8
Receivables and other assets	0.9
Bank balances	4.2
Liabilities due to banks	-33.3
Trade payables	-0.8
Provisions and deferred taxes	-0.6
Total	**7.2**

Earnings situation

The following key factors in the reporting years resulted from the deconsolidation of Windpark Großvargula GmbH & Co. KG.

In the period between 1 January and 30 June 2005, the company generated an operating profit of EUR 1.4 million and net income for the year of TEUR 528. This earnings share increased the Group result, as the company left the Group as of 1 July 2005.

Disposals gains of EUR 0.9 million resulted from the difference between the sales proceeds of EUR 8.1 million for the shares and the carrying amount of the pro rata net assets in the amount of EUR 7.2 million lost from the REpower AG Group due to the deconsolidation.

In the previous year, the company contributed to the Group result with a balanced operating result and a net loss for the year in the amount of EUR 1.3 million.

Financial situation

As a result of the deconsolidation of Windpark Großvargula GmbH & Co. KG, cash and cash equivalents of EUR 4.2 million and amounts due to banks of EUR 33.3 million were removed from the Group as of 1 July 2005. In the 2005 fiscal year, the Group received inflows of EUR 7.1 million from the purchase price for the shares in Windpark Großvargula GmbH & Co. KG.

2.2. Principles of consolidation

The capital consolidation is performed in line with the purchase method. In this process the cost of the investments acquired is offset against the pro rata shareholders' equity capital of the subsidiary attributed to the parent company. The asset difference resulting from company purchases performed before 1 April 2004 were capitalized as goodwill and then amortized pro rata over the estimated useful life of between four and five years. As of the start of the 2005 fiscal year, goodwill amortization was abolished under IFRS 3.79. Goodwill from these transactions is no longer amortized. If goodwill is impaired in accordance with IAS 36, impairment losses are recognized on it.

The contributing transactions performed in the fiscal year 2001 according to the principles of uniform accounting policies are represented as carrying amounts in the consolidated financial statements. The differences between the share capital and the shareholders' equity of the subsidiaries granted within the scope of contribution were reported under capital reserves in equity.

At the date at which shares in companies included in the scope of consolidation were sold or at the date that the Group can no longer control these companies, these then are withdrawn from the scope of consolidation. Within the scope of deconsolidation, the pro rata assets and liabilities allocated to the Group are eliminated at amortized Group carrying amounts including any goodwill. The difference between the disposal value and the disposal proceeds is recognized in income in the consolidated income statement. The income and expenses incurred from the beginning of the respective fiscal year up to the point of retirement from the scope of consolidation are recognized in the consolidated income statement.

In compliance with IAS 28, investments in associates are measured in line with the equity method. For reasons of materiality, pro rata intercompany profits are not consolidated.

Intercompany expenses and income, as well as the receivables and liabilities between the companies included in the scope of consolidation were eliminated in compliance with IAS 27.

Income tax effects are included in consolidation accounting entries in income and deferred taxes are recognized.

3. Accounting policies

3.1. General information

The consolidated financial statements of REpower Systems AG were prepared on the basis of the single entity financial statements of companies included in the scope of consolidation converted to IFRSs. The consolidation accounting entries required were taken into account. IFRS regulations for recognition and measurement were complied with.

The structure of the items shown in the balance sheet has been adapted to the format applied by the company for quarterly reporting in line with the body of rules and regulations of Deutsche Börse. This structure also complies with the regulations stipulated in IAS 1.

The accounting policies in the consolidated financial statements are consistent with the accounting policies applied by REpower Systems AG. The accounting policies applied in the consolidated financial statements for 2005 are unchanged as against the 2004 fiscal year – with the exception of the compulsory application of IFRSs applied for the first time in the fiscal year starting 1 January 2005. The retrospective application of the IFRSs resulted in reclassifications of the opening balance sheet value of retained earnings by TEUR 46 as of 1 January 2004. All the reclassifications relate to the carrying amount for share-based employee options due to the first-time application of IFRS 2.

In the current financial statements, the company applied all IFRSs which were endorsed by the EU as of the reporting date and which were required for the fiscal year which commences on 1 January 2005. The following IFRSs were not applied

- IAS 19 Employee benefits, actuarial gains and losses, multi-employer plans
- IAS 39 Recognition and measurement, cash flow hedges of forecast intragroup transactions
- IFRS 6 Exploration for and evaluation of mineral resources
- IFRIC-4 Determining whether an arrangement contains a lease
- IFRIC-5 Rights to interests arising from decommissioning, restoration and environmental funds

The above IFRSs will be applied in the consolidated financial statements from 2006. The company does not anticipate any material impact on the net asset, finance and earnings situation from the initial application of these standards.

3.2. Accounting policies

3.2.1. Balance sheet and income statement items

Cash and cash equivalents are carried at nominal value. Amounts in foreign currency are measured as of the reporting date.

Interests in project companies are carried at fair value. It is generally assumed that the fair value is the acquisition cost.

In the case of construction contracts, profits may be realized in line with percentage-of-completion method in line with IAS 11, to the extent that total proceeds, total costs and the degree of completion can be reliably estimated. REpower Systems AG applies this method exclusively for contracts in which not only a specific legally effective customer contract exists on the balance sheet date, but also the order outcome as well as the expected total costs can be reliably estimated on the basis of Group budgeting and cost accounting. The degree of completion is calculated in compliance with IAS 11.22 according to the cost-to-cost method. Only the costs relating directly to the service rendered are taken into account. Borrowing costs are recognized as an expense. Advance payments received for contracts are deducted directly from the balance sheet item at nominal value.

Trade receivables are carried at amortized cost, taking all identifiable risks into account for which specific valuation allowances are recognized.

Other current assets, receivables between affiliated companies, receivables from project companies as well as prepaid expenses are measured at the lower of amortized cost or value at the reporting date.

Inventories comprise raw materials and supplies, work in progress as well as advance payments on inventories. Raw materials and supplies are carried at cost. In compliance with IAS 2, work in progress for which no legally effective, customer-specific order exists are measured at cost. Advance payments on inventories are reported at nominal amount.

Interests in project companies which are available for sale are measured at fair value as of the balance sheet date. They are thus not included in the scope of consolidation by way of full consolidation. If the sale of a wind park is not realized within a period of 12 months after being projected, the interests in this project company are fully consolidated included in the consolidated financial statements.

Items of property, plant and equipment are carried at cost and depreciated on a straight-line basis over their economic life. Cost includes all expenses for purchasing the assets, insofar as these can be reliably calculated or estimated. Interest costs are not included.

The assessment of depreciation is based on the following estimated economic lives:

	Useful life in years	**Depreciation rate** in %
Buildings	10 – 50	10 – 2
Plant and machinery	2 - 21	50 - 5
Other equipment, office and operating equipment	3 - 10	33 – 10

Acquired intangible assets are measured at cost and amortized on a straight-line basis over the respective economic life. If the following conditions are fulfilled, internally generated intangible assets are capitalized at cost and amortized over the anticipated useful life:

- The intangible asset is technically feasible and will thus be available for use;
- The intangible asset is to be completed and then used;
- It is possible to use the intangible asset;
- The probable future benefit of the intangible asset has been demonstrated;
- There are adequate technical, financial and other resources to complete development and use the intangible asset; and
- The cost of the intangible asset can be reliably demonstrated and allocated during its development.

Until the 2004 fiscal year, goodwill was amortized over a useful life ranging between four and five years. From 1 January 2005, goodwill is no longer amortized. The value of goodwill is reviewed at regular intervals. In so far as deemed necessary, permanent impairment is recognized. The following economic lives have been applied:

	Useful life in years	**Amortization rate** in %
Land use rights	20 - 25	5 - 4
Capitalized development costs	5	20
Licenses, software	3 - 10	33 - 10

Financial assets include shares in affiliated and associated companies and investments. The interests in non-consolidated affiliated companies are measured at fair value, which corresponds to cost. In compliance with IAS 28, investments in associated companies are recognized using the equity method. Other investments are measured at fair value, which corresponds to purchase.

Loans also include other loans which are reported at amortized cost taking the effective market interest rate into account. Impairment losses are recognized for permanent reductions in value.

Trade receivables and loans are carried at amortized cost. As of the reporting date, valuation allowances were recognized on individual identifiable risks. The risk is assessed by management on the basis of the future cash flows from the relevant balance sheet items anticipated when the annual financial statements are prepared. If payments are regarded as improbable or an interest loss is anticipated as a result of payment delays, account is taken of these risks on the basis of a reduction in percent (specific valuation allowances). The Executive Board is of the opinion that the valuation allowances sufficiently cover the existing risks. There is a range of probabilities and risks that cannot be assessed and stated.

In the consolidated financial statements, share options to members of corporate bodies and executives are carried in line with the regulations of IFRS 2. There are remuneration transactions in the form of obligations to make cash payments (cash benefits) and in the form of compensation payments by means of equity instruments (shares). Transactions which are to be fulfilled by granting shares are measured at fair value as of the day they are granted. The fair value of the equity instruments on the day they are granted is calculated by a valuation expert. The calculated expense is distributed over the blocking period on a straight-line basis and the staff costs are recognized in the retained earnings of the relevant fiscal year. To the extent that share options were in place before IFRS 2 became effective on 1 January 2005, the fair value of compensatory obligations by means of equity instruments is accounted for on the basis of a retrospective reclassification of retained earnings. This resulted in a reclassification of EUR 46,000 to 1 January 2004. As of 31 December 2004, there was a reclassification of staff costs and retained earnings of EUR 112,000.

In line with IAS 37, provisions are recognized for all identifiable obligations where it is probable that the fulfillment of the obligations will result in outflows from Group resources and a reliable estimate of the amount of the obligation can be made. Warranty provisions are made both for individual risks and for general risks. Individual provisions are recognized for specific and individually identifiable problem cases in respect to projects or installed components. The economic risk and the level of provisioning are evaluated on an ongoing basis in coordination with the technical departments taking into account existing risks.

Provisions are recognized for general risks in relation to turbines on the basis of collective risk assessments on the basis of experience. The system for establishing collective warranty provisions is based on three elements. For turbines erected for which provisions need to be established, provisions are made for the anticipated actual costs per year of the warranty of the contractual warranty period. The actual costs are determined on the basis of past experience and examined on an ongoing basis. For wind park projects (turnkey), project-specific provisions are established in respect to guarantee commitments for the park infrastructure. The individual level of the provision depends on the park size and the location of the park in Germany or internationally. For wind turbines which have been commissioned to the end of the fiscal year, but not accepted by customers, a provision is recognized for subsequent costs. For reasons of materiality, provisions are not discounted.

The Executive Board is of the opinion that the provisions recognized take sufficient account of existing risks. There is a range of probabilities and risks that cannot be assessed and stated.

Liabilities are measured at amortized cost corresponding to the repayment amount. Deferred sales are unrealized license revenue and investment subsidies related to a specific period.

The acquisition and disposal of treasury shares are reported as changes directly in equity. In so far as transaction costs are incurred for issuing equity instruments, in particular the costs for the initial public offering in 2002, these are deducted from equity in the balance sheet net of any related income tax advantages. In line with SIC-17, only directly attributable external costs are recognized as costs for an equity transaction.

3.2.2. Sales realization

Sales include all proceeds from the sale of wind energy turbines, license revenues and revenues from service contracts (maintenance contracts, operating contracts and management contracts). Sales are realized on the delivery of wind turbines to customers, with the initial installation of the turbine. For construction contracts which are not completed as of the reporting date and which are carried according to the percentage-of-completion method, sales are reported in line with the percentage of completion, insofar as the percentage of completion has reached or exceeded a value of 20 percent. License revenues result not only from quota licenses, but also single licenses independent of time or units. Quota licenses are realized subject to their utilization. In the case of single licenses, sales are realized when the license is granted. Advance payments received on quota licenses are deferred in equity and recognized in line with the economic content of the contract. Revenues for service contracts are realized insofar as the respective services have been rendered.

3.2.3. Definition of deferred taxes

Deferred taxes are recognized in accordance with the provisions of IAS 12. Deferred tax assets or deferred tax liabilities are recognized for temporary differences in the carrying amounts of assets and liabilities between the IFRS consolidated balance sheet and the respective tax values.

Deferred tax assets on realizable loss carryforwards can be capitalized insofar as a positive future taxable income is anticipated.

The deferred taxes are calculated on the basis of future tax rates on the respective temporary differences. The corporate tax rate for companies in Germany is assessed at the rate of 25.0 percent for calendar year 2005. The solidarity surcharge is currently 5.5 percent. The average trade tax charge is 13.625 percent, whereby the expense for trade tax itself reduces taxable income. After combining the tax types, a flat tax rate of 40.0 percent was applied to the taxable income for the calculation of deferred taxes in the consolidated financial statements for 2005.

Deferred taxes differentiate between deferred tax assets and deferred tax liabilities. In compliance with IAS 1.70, they are regarded as non-current.

3.2.4. Borrowing costs

Borrowing costs are recorded as an expense and not included in cost.

3.2.5. Government assistance (investment subsidies)

Government assistance is recognized according to the character of the subsidized expenses. In so far as subsidies relate to capitalized assets, the assistance granted reduces the cost of the subsidized assets. Assistance granted as expenditure allowance is realized in the income statement of the fiscal year in which the subsidized expenses were incurred.

3.2.6. Currency translation

Annual financial statements of foreign subsidiaries and participations which do not report in euro are translated to euro according to the functional method in compliance with IAS 21. An appropriation is made to the currency reserve in equity for differences resulting from the translation.

3.2.7. Financial instruments

Primary asset-side financial instruments in line with IAS 32 include loans, receivables and other assets, provided that they are based on a contract. Primary liabilities-side financial instruments line with IAS 32 include all sub-groups of liabilities with the exception of provisions, deferred sales and taxes as well as liabilities from income taxes. Furthermore, those items which do not relate to a contact are also not included. Accounting of these financial instruments is in compliance with IAS 39 and is described in the accounting policies for the respective balance sheet items. Derivatives are used to hedge price risks. For more information, refer to Section 9.

3.2.8. Contingent liabilities

Contingent liabilities according to the definition given by IAS 37 are disclosed in the notes to the consolidated financial statements, if the outflow of resources is improbable or the amount of the obligation cannot be reliably estimated.

3.2.9. Events after the balance sheet date

After the reporting date and the preparation of the consolidated financial statements, the Executive Board resolved on its authorization provided by the Annual General Meeting on the issue of new shares. It plans to increase the share capital against cash contributions from the current level of EUR 5,941,198 by an anticipated amount of EUR 2,160,599 to an anticipated level EUR 8,101,797 and to issue 2,160,599 ordinary no-par value bearer shares with participating rights from 1 January 2005.

4. Information on individual balance sheet items

4.1. Current assets

4.1.1. Cash

	31.12.05 in TEUR	31.12.04 in TEUR
Cash in hand	6	4
Bank balances	67,421	26,799
	67,427	**26,803**

4.1.2. Shares in project companies

	31.12.05 in TEUR	31.12.04 in TEUR
Foreign project companies	40	0
German inventory project companies	23	39
New Energy Fonds IV GmbH & Co. KG	0	4,400
	63	**4,439**

The 19 percent interest in the public wind park company, New Energy Fonds IV GmbH & Co. KG, was sold at nominal value in the 2005 fiscal year.

4.1.3. Future receivables from construction contracts

	31.12.05 in TEUR	31.12.04 in TEUR
Future receivables from construction contracts	88,265	48,695
less advance payments received	-27,279	-12,710
	60,986	**35,985**

This item lists work in progress as of the reporting date which was reported according to the percentage-of-completion method in compliance with IAS 11. Advance payments on contracts recognized are deducted directly. These contracts incurred costs of materials in the amount of TEUR 76,541. In 2005, the contribution to the operating result by these projects totaled TEUR 11,724.

4.1.4. Trade receivables

	31.12.05 in TEUR	31.12.04 in TEUR
Trade receivables	53,672	64,971
	53,672	**64,971**

Trade receivables relate primarily to receivables from customers resulting from the delivery of wind turbines. Total specific valuation adjustments of TEUR 834 were recognized for receivables as of 31 December 2005 (as against TEUR 1,062 as of 31 December 2004). Accounts receivable have a maturity of less than one year.

4.1.5. Receivables from affiliated companies

Loans and customer receivables from affiliates as well as receivables from other investees and investors are reported as receivables from affiliated companies. In the year under review, the following receivables were due from affiliated companies:

	31.12.05 in TEUR	31.12.04 in TEUR
Receivables from affiliated companies		
Eolis S.A.R.L., France	15	13
Others	1	4
	16	**17**
Receivables from investment companies		
Loan to Energy Wind Czech s.r.o., Czech Republic	67	63
Loan to Windpark Finsterwalde GmbH, Finsterwalde	66	0
Loan to Sister Ltd., Portugal	65	42
Others	16	19
	214	**124**
	230	**141**

4.1.6. Receivables from project companies

	31.12.05 in TEUR	31.12.04 in TEUR
Project company Münchberg/Laubersreuth	369	392
SARL Eolienne de Malandaux	168	0
	537	**392**

The items related to two loans to the respective project companies.

4.1.7. Inventories

	31.12.05 in TEUR	31.12.04 in TEUR
Raw materials and supplies	17,832	35,553
Work in progress	10,693	3,799
Advance payments	6,138	2,594
	34,663	**41,946**

Raw materials and supplies relate to inventories for the production of wind energy turbines.

Work in progress relates to wind turbines under construction as well as to input for project development in connection with the installation of wind turbines for which no specific customer contract existed on the respective reporting date. They are measured at cost including attributable overheads, without interest costs.

Advance payments suppliers are reported under advance payments.

4.1.8. Current prepaid expenses and other current assets

	31.12.05 in TEUR	31.12.04 in TEUR
Other assets		
Receivables from German/foreign tax refunds	5,905	4,979
Development contract for US version of MM82/MM92	4,500	0
Loans extended	3,558	11,646
Denker & Wulf AG distribution compensation claims	0	9,304
Other	5,658	3,264
Subtotal	**19,621**	**29,193**
Current prepaid expenses	1,077	1,612
	20,698	**30,805**

All other assets and current prepaid expenses are due within one due. The current prepaid expenses relate primarily to insurance premiums which result in an expense within one year.

4.2. Non-current assets

4.2.1. Property, plant and equipment

Capitalized property, plant and equipment is composed of the following:

	31.12.05 in TEUR	31.12.04 in TEUR
Land and buildings	6,745	8,477
Plant and machinery	3,736	39,773
Operating and office equipment	6,151	7,047
Advance payments and assets under construction	187	701
	16,819	**55,998**

Land and buildings relate primarily to the production sites used by the company.

Plant and machinery relate primarily to facilities for the production of wind turbines.

The decline in property, plant and equipments is due to the sale of Windpark Großvargula GmbH & Co. KG and the resulting retirement of 16 wind turbines. In deconsolidation, land with a carrying amount of EUR 2.0 million and operating and office equipment of EUR 34.8 million were disposed of.

The development in the fiscal year is shown in the consolidated statement of changes in assets.

4.2.2. Intangible assets

The intangible assets consist of software licenses and capitalized costs for developing a new generation of wind turbines. Goodwill relating to intangible assets is reported separately.

	31.12.05 in TEUR	31.12.04 in TEUR
Software and licenses	716	728
Capitalized development costs	1,131	0
	1,847	**728**

In fiscal year 2005, there were costs of EUR 8.9 million for research and development.

4.2.3. Goodwill

Goodwill comprises the following:

	Cost in TEUR	Goodwill in TEUR	Cumulative amortization in TEUR	Carrying amount 31.12.05 in TEUR	Carrying amount 31.12.04 in TEUR
REpower SAS	3,320	620	-76	544	544
pro + pro Energiesysteme GmbH & Co. KG	2,263	2,263	-1,810	453	453
REpower Australia Pty Ltd.	1	196	0	196	0
Jacobs Energie GmbH	205	205	-144	61	61
REpower Italia S.r.l.	53	2	0	2	2
Großvargula Betriebs GmbH	26	1	0	1	1
REpower UK Ltd.	100	1	0	1	1
Windpark Großvargula GmbH & Co. KG 1)	3	--	--	--	3
FEdeF S.A.S.	291	294	-294	0	0
		3,582	**-2,324**	**1,258**	**1,065**

1) Disposal in 2005 through sale of shares

The goodwill results from the consolidation of the subsidiaries named in 2.1.1. and from the merger and transfer transactions in the fiscal year 2001. They were consolidated in line with the principles for a corporate acquisition. The accounting methods on which these acquisitions are based are listed under 3.2.1.

In the fiscal year, the remaining share of 50 % in REpower Australia Pty Ltd. was acquired by of purchase effective 1 April 2006. After this purchase, the Group will hold all the voting rights in the company. At the time of the initial inclusion in the consolidated financial statements in the 2005 fiscal year, the company generated a profit of EUR 16,000 which is included in the consolidated result.

From 1 January 2005, goodwill from company acquisitions is examined exclusively in terms of fair value and - if necessary - impairment is recognized. For company acquisitions made in the period from 1 April 2004 to 31 December 2004, this regulation was already applied in the 2004 fiscal year.

4.2.4. Financial assets

The financial assets are composed as follows:

	31.12.05 in TEUR	31.12.04 in TEUR
Shares in affiliated companies	75	75
Investments	523	560
Other securities	14	14
Investments	**612**	**649**
Associated companies	55	0
Other loans	6,533	2,656
	7,200	**3,305**

Shares in affiliated companies include non-current investments in German and international companies in which the company holds a majority interests in the shareholder capital or has the majority of voting rights. Reasons for non-inclusion of companies in the scope of consolidation are stated in item 2.1.2.

	31.12.05 in TEUR	31.12.04 in TEUR
BWU Projekt GmbH, Trampe	25	25
Eolis S.A.R.L. (France)	50	50
	75	**75**

The investments refer to the following items:

	31.12.05 in TEUR	31.12.04 in TEUR
Windpark Finsterwalde GmbH, Finsterwalde	508	508
PROKON Kooperationsgesellschaft mbH & Co. KG, Itzehoe	0	25
Wasserkraft Finowkanal GmbH, Trampe	13	13
Umweltprojekt Management GmbH, Trampe	0	13
Energy Wind Czech s.r.o. (Czech Republic)	1	1
Sister Lda., Lissabon (Portugal)	1	1
Total	**523**	**561**

Other securities relate to investments in fixed-interest securities.

4.2.5. Financial assets recognized in line with the equity method

Financial assets recognized in line with the equity method are interests in German and international capital companies in which REpower Systems AG and its subsidiaries hold between 20 and 50 percent of the voting rights and where the company can assert a material influence on the business policy pursued by the associated company.

	31.12.05 in TEUR	31.12.04 in TEUR
REpower Portugal	55	--
REpower Australia Ltd. (AUS)	--	0
Heron Aioliki A.E. (GR)	--	0
REpower Windpower Corp. (CAN)	--	0
	55	**0**

The shares in REpower Portugal were acquired at nominal value when the subsidiary was founded in the 2005 fiscal year. The company has subscribed capital of EUR 100,000 and generated a profit of EUR 10,000 in the 2005 fiscal year. The investment developed as follows:

	in TEUR
As of 1 January 2005	--
Addition through acquisition of shares	50
Pro rata profit for 2005	5
As of 31 December 2005	**55**

Since 1 April 2005, the participation in REpower Australia Pty Ltd. has been fully consolidated. The shares in Heron Aioliki A.E. and REpower Wind Corp. were disposed of at nominal value in the 2005 fiscal year.

The loss of EUR 272,000 resulting from the sales of the participation in Heron Aioliki A.E. will be offset against future earnings.

4.2.6. Other loans

Other loans relate to six loans in wind park projecting companies. In so far as the loans are interest-bearing, the interest rates are 6.55 percent and 7.0 percent per annum. If non-interest bearing loans are granted, these are recognized at present value at the reporting date assuming an interest rate of 8.0 percent per year. In the fiscal year, no impairment in line with IAS 39 was necessary. Cumulative impairment from previous years totaled EUR 185,000.

4.2.7. Deferred tax assets

Deferred taxes result from temporary differences between the carrying amount in the tax balance sheet and the carrying amounts in the consolidated financial statements.

	01.01.05	**Addition 1st consol.**	**Utilization**	**Appropriation**	**31.12.05**
	in TEUR	in TEUR	in TEUR	in TEUR	in TEUR
Tax loss carryforwards	1,378	87	-186	4,871	6,150
Provisions for onerous contracts	189		-74		115
Special item for investment subsidies	13		-5		8
Intercompany profits			0	315	315
	1,580	**87**	**-265**	**5,186**	**6,588**

The tax loss carryforwards were recognized in the amount of the expected usable tax losses of the German and international Group companies.

4.2.8. Non-current prepaid expenses

The item relates to advance payments on medium- and long-term insurance contracts. The insurance contracts have a term of 2 to 4 years. The comparative figures for the previous year have been adapted accordingly.

4.3. Non-current liabilities

4.3.1. Liabilities

	31.12.05 in TEUR	31.12.04 in TEUR
Short-term loans and short-term portion of long-term loans	41,773	14,355

The interest rates for current account liabilities (current loans) ranged between seven percent and ten percent.

4.3.2. Advance payments received

Advance payments received relate to advance payments by customers which are not related to construction contracts. The payments received amounted to TEUR 12,037 as of 31 December 2005 (previous year: TEUR 11,433).

4.3.3. Provisions

Other provisions were recognized in compliance with IAS 37. These relate to legal or economic obligations, settlement of which is expected to result in outflows of economic resources, the amount of which can be reliably estimated. For reasons of materiality, most provisions are not discounted. The statement of changes in provisions is shown below:

	01.01.05 in TEUR	**Utilization** in TEUR	**Reversal** in TEUR	**Appropriation** in TEUR	**Disposal due to deconsolidation** in TEUR	**31.12.05** in TEUR
Guarantees	18,591	-10,284	-1,224	10,893	0	17,976
Project costs	770	-770	0	0	0	0
Annual financial statement and audit costs	160	-160	0	189	0	189
Outstanding invoices	2,898	-2,898	0	7,699	0	7,699
Staff costs	2,002	-2,002	0	1,517	0	1,517
Other	423	-393	0	784	-189	625
	24,844	**-16,507**	**-1,224**	**21,082**	**-189**	**28,006**

4.3.4. Deferred sales

	31.12.05 in TEUR	31.12.04 in TEUR
Deferred sales	73	311
	73	**311**

Deferred sales include time-related investment subsidies as well as prepaid license payments.

4.3.5. Liabilities from income taxes

Liabilities from income taxes relate to deferred taxes from a tax audit for the years 1998 to 2002 concluded in 2005 and which has not been assessed. The development in the fiscal year was as follows:

	01.01.05 in TEUR	Utilization in TEUR	Reversal in TEUR	Appropriation in TEUR	31.12.05 in TEUR
Corporation tax	223	0	0	473	696
Trade tax	68	0	0	661	729
	291	**0**	**0**	**1,134**	**1,425**

4.3.6. Other current liabilities

Other current liabilities are composed as follows:

	31.12.05 in TEUR	31.12.04 in TEUR
Tax liabilities	1,328	1,168
Social security liabilities	853	629
Liabilities to employees	389	299
Sales tax	8,686	0
Other	264	5,150
	11,520	**7,246**

4.4. Non-current liabilities

4.4.1. Bonds and non-current loans

TEUR 34,741 of total non-current loans of TEUR 13,315 (previous year: TEUR 44,741) relate to amounts due to banks while TEUR 10,000 relates to a profit participation certificate added in May 2004 and which has a duration to 2011. The interest rates ranged between three percent and eight percent per annum. Loans received in an amount of TEUR 2,136 have a remaining maturity of more than one year to five years and loans of TEUR 1,179 have a remaining maturity of more than 5 years. Non-current bank liabilities in the amount of TEUR 43,947 are secured by liens and assignments of security from electricity proceeds as well as from claims from insurance contracts.

4.4.2. Deferred tax liabilities

Deferred tax liabilities result from temporary differences between the carrying amounts in the tax balance sheets and the carrying amounts in the consolidated annual financial statements. The following chart gives an overview showing the composition and development of the differences of the deferred tax liabilities in the balance sheets:

	01.01.05 in TEUR	Utilization/ Reversal in TEUR	Appropriation in TEUR	Disposal decons. in TEUR	31.12.05 in TEUR
Future receivables from construction contracts	2,327	-2,327	2,837	0	2,837
Development costs	0		452		452
Intercompany profits	102	0	164		266
Property, plant and equipment	488	0	-55	-414	19
Tax losses from investments	506	-506	0	0	0
	3,423	**-2,833**	**3,398**	**-414**	**3,574**

4.5. Shareholders' equity

Composition:

	31.12.05 in TEUR	31.12.04 in TEUR
Share capital	5,941	5,401
Capital reserves	86,671	79,529
Currency translation	-19	0
Unappropriated surplus	7,312	14,069
Minorities	31	26
	99,936	**99,025**

4.5.1. Subscribed capital

As of 31 December 2005, the REpower Systems AG share capital totaled EUR 5,941,198. As of 15 June 2005, the company increased the share capital by 540,000 shares. The share capital is divided into 5,941,198 no-par value ordinary bearer shares, each with a notional share of capital of EUR 1.00.

Authorized capital

According to the resolution passed by the Annual General Meeting on 21 December 2001, the Executive Board was authorized, with the approval of the Supervisory Board, to raise the share capital of the company on one or several occasions by issuing new shares against a cash or non-cash contributions up to the amount of EUR 2,700,599 until 15 December 2006. The company has utilized EUR 540,000 of this authorization.

Acquisition of treasury shares

The company was authorized by the Annual General Meeting of 2 May 2005 to acquire treasury shares in the amount of EUR 540,000 of share capital by 1 November 2006. The company has not utilized this option to date.

Issuing profit participation certificates

The company was authorized by the General Meeting of 9 June 2004 to issue profit participation certificates in the amount of up to EUR 20,000,000 of share capital by 8 June 2009. The company has not utilized this option to date.

4.5.2. Retained earnings

Retained earnings developed as follows:

	31.12.05 in TEUR	31.12.04 in TEUR
As of beginning of fiscal year	79,529	79,371
Retrospective adoption of IFRS 2	0	46
Premium from capital increase	6,982	0
Stock options	159	112
As of end of fiscal year	**86,670**	**79,529**

Details of the development of individual equity positions are shown in the statement of changes in shareholders' equity

The position premium from the capital increase related in full to the payment for the shares issued in the fiscal year to the extent that this exceeded the nominal value of the shares issued. No material transaction costs resulted in connection with the capital increase implemented.

A valuation assessment quantified future obligations from the stock options to the Executive Board and executives. The resulting expenses were posted to staff costs and transferred to retained earnings. In the context of the option program established in the 2005 fiscal year, a total of 53,000 share options were offered to beneficiaries. As of the reporting date, 41,650 options had been accepted. According to the valuation assessment, the value of each option as of the day granted was EUR 4.95. The total value of the share options issued in 2005 is EUR 206,000. The options can only be exercised after a blocking period of 2 years, and not before 1 July 2007. In the 2005 fiscal year, an amount of EUR 51,000 was recorded for the options issued as staff costs, reducing the consolidated result.

The 37,500 share options issued in the fiscal year 2003 had a value of EUR 185,000 on the date granted. The 25,000 share options issued in the 2004 fiscal year had a value of EUR 123,000 on the date granted. With the obligation to apply the regulations in line with IFRS 2 as of 1 July 2005 for the first time, the previous-year figures are to be adjusted in such a way as if IFRS 2 had already been applied in this period. With the value of the option, retained earnings are EUR 46,000 higher as of 1 January 2004. In fiscal year 2004 with the retrospective application of IFRS 2, EUR 112,000 is recognized as expenses for the value of the share options. Staff costs reduced the unappropriated surplus of the comparative period and was also transferred to retained earnings. For the fiscal year 2005, further staff costs for options from previous years of EUR 108,000 are to be included. The changes are shown separately in the statement of changes in shareholders' equity.

4.5.3. Unappropriated surplus

The unappropriated surplus developed as follows:

	31.12.05 in TEUR	**31.12.04** in TEUR
As of beginning of fiscal year	14,069	26,758
Retrospective adoption of IFRS 2	0	-46
Dividend payment	0	-3,241
Consolidated net profit for fiscal year	-6,757	-9,402
As of end of fiscal year	**7,312**	**14,069**

For the adjustment of the unappropriated surplus due to the 2004 share option program in line with IFRS 2.58, please see the notes on capital reserves.

4.5.4. Minorities

Minority interests include the shares of third parties in earnings and capital. As of the balance sheet date, they relate to minority interests in international sales and project companies.

	in TEUR
As of 1 January 2005	26
Minorities 2005	5
As of 31 December 2005	**31**

5. Information on the income statement

5.1. Sales

In 2005 and 2004, the operations of companies in the REpower Systems Group related almost exclusively to developing, manufacturing and projecting wind turbines. The significantly increased level of international activities in 2004 was further extended in the last reporting period. For this reason, a break down of sales has been shown in segment reporting as was the case in 2004. 26.9 percent (previous year 67.3 percent) of sales were generated on the German market, 73.1 percent (previous year 32.7 percent) on international markets.

	2005 in TEUR	**2004** in TEUR
Proceeds from sales of wind energy turbines	291,658	287,165
Service/maintenance and materials purchasing	17,375	13,474
Electricity proceeds	8,849	10,568
Licence proceeds	882	1,933
Other	9,312	7,530
	328,076	**320,670**

5.2. Other operating income

Other operating income breaks down as follows:

	2005 in TEUR	**2004** in TEUR
Development contract for US version of MM82/MM92	4,500	0
Additional proceeds from disposal of Portfolio II	2,463	0
Insurance compensation	1,420	1,584
Income from the reversal of provisions	1,224	1,410
Income from the reversal of valuation allowances	819	1,638
Additional proceeds from deconsolidation	767	0
Investment subsidies, research and development subsidies	505	1,206
Income from the disposal of fixed assets	333	168
Land income	35	25
Other	1,716	1,827
	13,782	**7,858**

5.3. Cost of materials

	2005 in TEUR	**2004** in TEUR
Expenses for raw materials and supplies	249,776	198,846
Expenses for purchases services	33,056	40,732
	282,832	**239,578**

REpower Systems AG purchases all key components for wind turbines from third parties and assembles them itself.

5.4. Staff costs

	2005 in TEUR	2004 in TEUR
Wages and salaries	23,063	23,092
Social security contributions	4,252	4,452
	27,315	**27,544**

The average annual number of employees was:

	2005	2004
Salaried employees	389	351
Industrial employees	210	194
	599	**545**

With development costs being capitalized, the average costs per employee are lower than in the previous year.

5.5. Other operating expenses

Breakdown:

	2005 in TEUR	2004 in TEUR
Guarantee expenses	6,073	5,752
Purchased services	5,737	4,029
Legal and consulting costs	5,090	4,241
Administrative costs	3,112	3,370
Advertising and travel expenses	2,994	2,389
Insurance costs	2,745	2,798
Derecognition/write-downs of receivables	1,963	4,253
Vehicle costs	1,166	1,210
Office and land costs	1,039	1,076
Costs of payments/guarantee commission	718	1,683
Repairs and maintenance	612	1,389
Fair costs	432	594
IT expenses	430	877
Staff costs	217	182
Other	4,099	4,606
	36,427	**38,449**

5.6. Financial result

	2005 in TEUR	2004 in TEUR
Other interest and similar income	1,402	1,928
Income from investments	6	179
Income from other securities	11	0
Result of financial assets recognized in line with the equity method	5	0
Interest and similar expenses	-5,695	-5,373
Write-downs on investments and shares in project companies	0	-234
	-4,271	**-3,500**

5.7. Income taxes

In the financial year, the income taxes item results from deferred taxes which were offset against claims for income tax refunds.

	2005 in TEUR	2004 in TEUR
Income tax expense	2,312	-410
Deferred taxes	-4,304	2,843
Income taxes (2005: income/2004: expense)	**-1,992**	**2,433**

The income tax expense related in full to the additional tax assessment determined in the course of a tax audit concluded during the fiscal year.

The expected tax rate for the period of 2005 is 40.0 percent (in the previous year: 40 percent).

The reasons for the deviation between expected and actual taxation in the Group are as follows:

	2005 in TEUR	2004 in TEUR
Forecast tax expense	-3,498	-2,811
Income taxes for previous years	2,060	0
Varying tax rates for income and municipal taxes (trade tax)	358	-134
Non-deductible operating expenses	15	196
Non-capitalized tax loss carryforwards	0	4,088
Tax-free profit distributions/loss on deconsolidation	-306	639
Non-deductibility of goodwill amortization	0	286
Tax loss carryback and reversal of tax provisions from previous years	0	-627
Losses from partnerships	-651	794
Other tax effects	30	3
Actual tax income	**-1,992**	**2,434**

With a future dividend payment to shareholders, REpower Systems AG accrues a corporate tax refund claim of TEUR 434. As a result of a moratorium relating to German tax legislation, this claim can only be made on dividend distributions after 31 December 2005.

5.8. Earnings per share

To calculate the basic earnings per share for 2005, the number of shares in line with IAS 33 was weighted on the basis of the average shares outstanding in 2005.

	2005 in EUR	2004 in EUR
Net consolidated profit for shareholders	-6,756,828	-9,402,751
Number of shares*	5,693,698	5,401,198
Earnings per share (basic)	**-1.19**	**-1.74**

** Weighted average*

To determine the diluted earnings per share, the potentially dilutive shares were calculated on the basis of the approximately 20,000 share options issued. However, as a loss was generated in the fiscal year, there was no dilutive effect, so that the diluted earnings per share and the basic earnings per share were minus EUR 1.19 for 2005 and minus EUR 1.74 for 2004.

6. Leases

At REpower Systems AG and in the companies included in the scope of consolidation, all leases are operating leases. The leases satisfy all criteria specified in IAS 17. Lease payments are recognized directly in income.

In fiscal year 2004, the Group sold a wind turbine of the 5-megawatt class as part of a sale-and-lease-back transaction to a lease company at a price of TEUR 6,800. The wind turbine had a normal operating useful life of 192 months. The wind turbine was rented back by the lessor over a minimum term of 84 months as part of an operating lease. After termination of the minimum lease period, there is the option - but no obligation - to extend the lease period for further 59 months and following that period to repurchase the wind turbine at its residual carrying amount taking depreciation into consideration.

The future obligations from the above leases are shown under the section "other financial obligations".

7. Contingent liabilities and other financial obligations

	2005 in TEUR	2004 in TEUR
Other financial obligations		
Obligations from lease and rental contracts		
- due within one year	1,650	1,543
- due between 1 and 5 years	5,192	3,928
- due after more than 5 years	1,642	1,274
	8,484	**6,745**
Contingent liabilities		
Guarantees	83,378	43,111
Letters of comfort	360	360
	83,738	**43,471**

As per the balance sheet date there are purchase commitments in the amount of approx. EUR 102.1 million to purchase current assets.

As of the reporting date, there was a letter of comfort for a subsidiary limited to EUR 360,000.

In connection with the disposal of shares in Denker & Wulf AG on 30 December 2004, the company received profit distributions. In line with a strict assessment under corporate law it cannot be ruled out that the company will be obliged to repay an amount of EUR 4.0 million. Furthermore, in connection with the sale and transfer agreement regarding the shares in Denker & Wulf AG, the company agreed with Denker & Wulf AG to share the risks and rewards (expenses and income) of a wind park portfolio which had been jointly developed. On this basis of this regulation, REpower Systems AG received a commission payment of approximately EUR 2.5 million in 2005. There is a risk that the payment is regarded as an infringement of the regulations of corporate law and that REpower Systems AG is obliged to repay this amount. Furthermore, in an extreme case with a strict application of corporate law, the commission provision and even the contract could be regarded as void, with the result that it must be reversed.

8. Information on the share option program

On the basis of approval granted by the Annual General Meeting 2005 for an employment participation program, REpower Systems AG had the option to issue up to 116,000 options to subscribe to REpower shares to members of the REpower Systems AG Executive Board, managing directors of subsidiaries and executives of REpower Systems AG. Each option entails the right to purchase one REpower share. The waiting period for an initial exercise is two years. In 2005, a total of 41,650 options were issued.

As of the reporting date, there are a further 25,000 options granted to the Executive Board and executives from the 2003 and 2004 share option program.

	Number 2005	Number 2004
As at beginning of fiscal year	62,000	37,000
Issued	41,650	25,000
Exercised	0	0
Lapsed	-37,000	0
As at end of fiscal year	**66,650**	**62,000**

9. Financial risks and financial instruments

Primary asset-side financial instruments in line with IAS 32 include loans, receivables and other assets, provided that they are based on a contract. Primary liabilities-side financial instruments line with IAS 32 include all sub-groups of liabilities with the exception of provisions, deferred sales and taxes as well as liabilities from income taxes. Furthermore, those items which do not relate to a contact are also not included. Accounting of these financial instruments is in compliance with IAS 39 and is described in the accounting policies for the respective balance sheet items. Derivatives are exclusively used to hedge currency risks on customer receivables relating to the sales price.

Due to the short maturity period for these items, the fair values of the primary financial receivables and financial liabilities do not differ considerably from the carrying amount.

The credit and default risk of financial assets corresponds to the maximum amounts posted on the assets side.

Currency risks exist only insofar as deliveries are effected beyond the territories of the euro zone. Hedging transactions are only implemented insofar as the delivery volume acquires a decisive scope and the agreed currency is subject to considerable market fluctuations. Currency hedges were in place during the fiscal year on Australian dollars, concluded in the 2004 fiscal year. As a result of project delays, the currency hedges developed negatively for the company, precipitating a loss of TEUR 989. These losses on hedges are reported in the income statement.

Interest rate risk is not hedged. The aforementioned contract was a unique exception in view of the relatively low cost involved. As of 29 November 2004, REpower Systems AG took up publicly refinanced loans with a total value of TEUR 2,368. Individual loans were converted into a variable-rate Eurokredit of an equal amount in an effort to streamline interest payments and further optimized by entering into an interest rate swap contract running from 1 December 2004 through 2 December 2013.

The interest derivatives concluded have the following fair values as of 31 December 2005 including accrued interest which was calculated according to a mid-market valuation:

Product	**Nominal amount** in EUR million	**Bullet maturity**	**Fixed interest rate/ strike**	**Valuation on reporting date** EUR
Cap	0.90	28.06.13	5	2,525
Swap	2.11	02.12.13	3.5	-30,005

Due to their subordinate importance interest rate derivatives are not capitalized.

Within the Group, interest rate changes result primarily in an increase or decrease of the interest for loans and overdrafts. These financial instruments serve as advance financing for wind turbine supply contracts. A change of interest rates thus directly impacts the project result.

10. Information on the cash flow statement

In compliance with IAS 7, the consolidated cash flow statement is divided into the areas of operating activities, investment activities and financing activities. The funds reported in the cash flow statement comprise cash and cash equivalents. Current bank liabilities were deducted.

Financial funds comprise the following:

	2005 in TEUR	**2004** in TEUR
Cash and cash equivalents at beginning of period		
Cash, bank balances	26,803	887
less current liabilities due to banks	-14,355	-21,909
Total	**12,448**	**-21,022**
Cash and cash equivalents at end of period		
Cash, bank balances	67,427	26,803
less current liabilities due to banks	-41,773	-14,355
Total	**25,654**	**12,448**

In determining the cash flow from operating activities, the indirect method was selected. The cash flow statement begins with the annual result before minorities and taxes. The outflow of funds from interest and taxes was allocated to operating activities and reported separately in that item.

Cash flow from investing activities includes payments for investments in intangible assets, property, plant and equipment and financial assets, proceeds from disposals of fixed assets as well as interest received. In fiscal year 2005, inflows from the sale of the sub-group Denker & Wulf AG were reported under this item. The sale took place as of the end of the fiscal year 2004; in line with the contract the cash was only received in the fiscal year 2004. The key factor in investing activities was the sale of shares in Windpark Großvargula GmbH & Co. KG. In the previous year, the initial consolidation of the company (with 16 wind turbines) entailed the addition of assets in the amount of EUR 38.2 million. With the sale of the shares in the company and the resulting deconsolidation, these assets were withdrawn from the consolidated assets. For further information, refer to the presentation of the net assets of Windpark Großvargula GmbH & Co. KG under section 2.1.4.,which were withdrawn from the Group.

The change in cash flow from financing activities results largely to inflows of EUR 7.5 million from the issue of 540,000 shares. This item also included changes in non-current liabilities due to banks.

11. Information on segment reporting

To allow an improved analysis, the Group has introduced segment reporting in line with the geographic markets "Germany" and "International". In the Group there is only one business segment. For this reason, there is no secondary reporting segment.

The segment reporting shows the breakdown of sales and directly attributable costs by the individual sales markets. Sales relate primarily to proceeds from the delivery of wind turbines. Expenses and depreciation are allocated to segments insofar as these were to be taken into account as directly attributable costs according to the provisions of IAS 14. Transfer prices based on sales based on transfer prices were calculated as market prices. Market prices were calculated on the basis of revenues and costs with third parties in the same area. In the 2005 fiscal year, in order to present more detail on the market segment, the International segment provided information on the regions of France, England and other countries. The figures from the previous year remain unchanged.

Segment assets include all current and non-current assets with the exception of cash and cash equivalents, deferred tax assets and prepaid expenses insofar as these cannot be directly attributed to individual geographical segments. Segment liabilities include all directly attributable liability items, with the exception of liabilities due to banks, profit participation capital, tax liabilities, deferred tax liabilities and provisions. The reconciliation of segment assets and liabilities to the consolidated balance sheet is described in segment reporting.

12. Related party disclosures

The following information on related parties is provided in line with IAS 24:

The Executive Board and Supervisory Board as well as corporations in which these parties hold the majority of company shares, are classified as related parties as defined by IAS 24.5. In 2005, there were no business dealings between related parties and the companies included in the consolidated financial statements:

- The remuneration of the Executive Board and the Supervisory Board is stated in detail under item 15.

13. Information on the corporate bodies of REpower Systems AG, Hamburg

For the fiscal year ended on 31 December 2005, the members of the Supervisory Board at REpower Systems AG were:

- Udo Bandow, Hamburg (provisional Chairman)
- Jorge Martins, Sever do Vouga
- Dr. Klaus Rave, Kronshagen
- Dr. Hans-Joachim Reh, Bargteheide
- Dr. Rolf Bierhoff, Essen
- Bertrand Durrande, (from 5 January 2006)
- Monika Kuck, Aachen (until 2 May 2005)
- Dr. Klaus-Detlef Wulf, Aachen (Chairman, retired as of 31 October 2005)

The following persons were appointed as members of the Executive Board of REpower Systems AG in the 2005 fiscal year:

- Prof. Fritz Vahrenholt, Hamburg
- Matthias Schubert, Rendsburg
- Pieter Wasmuth, Hamburg
- Thomas Franck, Hamburg (until 30 April 2005)
- Olaf Struck, Husum (until 30 April 2005)

14. Declaration of conformity to the German Corporate Governance Code

The declaration of conformity to the German Corporate Governance Code was submitted by the Executive Board and Supervisory Board and published promptly on the web site of the company.

15. Remuneration for the Supervisory Board and Executive Board of REpower Systems AG

In line with the Articles of Association of REpower Systems AG, the remuneration paid to the members of the Supervisory Board for fiscal year 2005 is as follows

Name	Attendance fee 2005 EUR	Fixed remuneration 2005 EUR	Total EUR
Dr. Klaus-Detlef Wulf (until 31 October 2005)	3,500	16,667	20,167
Udo Bandow	3,500	15,833	19,333
Dr. Klaus Rave	4,000	10,000	14,000
Dr. Hans-Joachim Reh	4,000	10,000	14,000
Dr. Rolf Bierhoff	4,000	10,000	14,000
Jorge Martins	2,000	6,658	8,658
Monika Kuck (until 2 May 2005)	3,000	3,342	6,342
	24,000	**72,500**	**96,500**

One Supervisory Board member received additional remuneration of EUR 10,000 for monitoring and coordinating the RE-Act restructuring program.

The members of the Executive Board of the company are paid fixed remuneration, the amount of which can be derived from the following table. Furthermore, the members of the Executive Board are paid variable remuneration corresponding to 20 percent of the fixed remuneration in the event of the company achieving a consolidated net income for the year calculated in compliance with IFRS and the Annual General Meeting of the following fiscal year resolving to pay a dividend or to appropriate funds to retained earnings.

This variable remuneration and a percentage of approximately 20 percent of the fixed remuneration are reversible. If the company does not realize net income for the year, the fixed remuneration shall be reduced by this percentage. Furthermore the entitlement to variable remuneration shall furthermore be forfeited.

In line with the share option program of the company resolved at the Annual General Meeting held on 2 May 2005, stock option rights were granted to members of the Executive Board together with further beneficiaries. The benchmark was the performance of the DAX. In 2005, each member of the Executive Board received 5,900 options. The following overview shows the respective options granted to the individual members of the Executive Board.

Name	Option rights 2004	Option rights 2005	Total
Prof. Fritz Vahrenholt	1,600	5,900	7,500
Matthias Schubert	1,600	5,900	7,500
Pieter Wasmuth	--	5,900	5,900
Olaf Struck	1,600	--	1,600
Thomas Franck	1,600	--	1,600
	6,400	**17,700**	**24,100**

At the time of their retirement, the former Executive Board members, Franck and Struck, received settlements of EUR 567,000 (Franck) and EUR 325,000 (Struck). In addition to the above remuneration, the departing Executive Board member, Thomas Franck, was also granted share-based remuneration which depends on the future development of profits. Remuneration is to be rendered by means of a cash payment. As of the reporting date, the obligation is assessed at EUR 360,000 and an appropriate provision has been recognized.

The remuneration paid to the members of the Executive Board for fiscal year 2005 was as follows:

Name	Fixed remuneration	Variable remuneration	Total remuneration	Share-options
	EUR	EUR	EUR	Number
Prof. Fritz Vahrenholt	235,896	0	235,896	5,900
Matthias Schubert	161,155	0	161,155	5,900
Pieter Wasmuth	186,898	0	186,898	5,900
Olaf Struck	76,462	0	76,462	0
Thomas Franck	65,871	0	65,871	0
	726,282	**0**	**726,282**	**17,700**

A member of the Executive Board is additionally paid at least EUR 385.00 for each MD 70/77 wind turbine manufactured by the company itself or in license or a commission corresponding to 1.5 percent of the invoiced license fees as well as 50% of this for MM turbines.

As of 31 December 2005, the shares held by the Executive Board are as follows:

Name	Shares	Additions and disposals in 2005	Total shares
Prof. Fritz Vahrenholt	25,800	0	25,800
Matthias Schubert	21,700	0	21,700
Pieter Wasmuth	0	0	0
	47,500	**0**	**47,500**

16. Information on fees paid to auditors

A fee of EUR 175,000 has been recognized for audits of financial statements in the fiscal year. EUR 8,000 was paid for other assurance or valuation work in the fiscal year.

17. Appropriation of result

The accumulated loss reported in the annual financial statements as of 31 December prepared in line with the regulations of the German Commercial Code and the German Stock Corporation Act was carried forward.

Hamburg, March 2006

Prof. Dr. Fritz Vahrenholt
Chairman of the Executive Board

Matthias Schubert
Executive Board member

Pieter Wasmuth
Executive Board member

Consolidated development of fixed assets 2005

	Acquisition and production costs							
	Date 01.01.2005	Additions	Additions due to initial consolidation	Reclassifi-cations	Disposals	Disposals due to initial consolidation	Disposals due to final consolidation	Date 31.12.2005
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
I. Assets								
1. Land, leasehold rights and buildings, including buildings on non-owned land	9,254,502	285,867	0	310,778	-1,000	0	-2,061,085	7,789,063
2. Technical equipment, plant and machinery	43,463,702	2,809,154	0	85,796	-2,168,297	0	-36,247,207	7,943,147
3. Other equipment, fixtures, fittings and equipment	12,044,814	2,410,895	9,497	121,196	-730,018	0	0	13,856,384
4. Advance payments and plant and machinery in process of construction	701,247	3,716	0	-517,770	0	0	0	187,193
Total property, plant and equipment	**65,464,265**	**5,509,632**	**9,497**	**0**	**-2,899,315**	**0**	**-38,308,292**	**29,775,787**
II. Intangible assets								
1.1. Software and other licenses	1,719,385	462,667	0	0	-5,204	0	0	2,176,848
1.2. Development costs	1,240,622	1,131,125	0	0	0	0	0	2,371,747
1. Intangible assets	2,960,007	1,593,792	0	0	-5,204	0	0	4,548,595
2. Goodwill	4,302,071	0	196,800	0	0	0	-3,229	4,495,642
Total intangible assets	**7,262,078**	**1,593,792**	**196,800**	**0**	**-5,204**	**0**	**-3,229**	**9,044,237**
III. Financial assets								
1.1. Shares in affiliated companies	75,000	0	0	0	0	0	0	75,000
1.2. Investments	570,331	0	0	0	-37,632	0	0	532,699
1.3. Security investments	28,848	0	0	0	0	0	0	28,848
1. Financial assets	674,179	0	0	0	-37,632	0	0	636,547
2. Investments according to the at-equity method	466,676	0	55,309	0	0	0	0	521,985
3. Loans	2,656,389	4,061,765	0	0	0	0	0	6,718,154
Total of financial assets	**3,797,244**	**4,061,765**	**55,309**	**0**	**-37,632**	**0**	**0**	**7,876,685**
Total of fixed assets	**76,523,587**	**11,165,189**	**261,606**	**0**	**-2,942,151**	**0**	**-38,311,521**	**46,696,710**

Depreciation								Book values	
Date 01.01.2005	Additions	Additions due to initial consolidation	Reclassifi-cations	Disposals	Disposals due to final consolidation	Write-ups	Date 31.12.2005	31.12.2005	31.12.2004
EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
777,219	267,678	0	0	-143	-457	0	1,044,296	6,744,767	8,477,283
3,690,690	2,573,021	0	0	-564,532	-1,492,444	0	4,206,735	3,736,412	39,773,012
4,998,037	3,266,069	2,497	0	-560,946	0	0	7,705,657	6,150,727	7,046,778
0	0	0	0	0	0	0	0	187,193	701,247
9,465,946	**6,106,768**	**2,497**	**0**	**-1,125,621**	**-1,492,901**	**0**	**12,956,688**	**16,819,099**	**55,998,320**
991,554	469,560	0	0	-672	0	0	1,460,442	716,406	727,831
1,240,622	0	0	0	0	0	0	1,240,622	1,131,125	0
2,232,176	469,560	0	0	-672	0	0	2,701,064	1,847,531	727,831
3,237,696	0	0	0	0	0	0	3,237,696	1,257,946	1,064,375
5,469,872	**469,560**	**0**	**0**	**-672**	**0**	**0**	**5,938,760**	**3,105,477**	**1,792,206**
0	0	0	0	0	0	0	0	75,000	75,000
9,950	0	0	0	0	0	0	9,950	522,749	560,381
14,834	0	0	0	0	0	0	14,834	14,014	14,014
24,784	0	0	0	0	0	0	24,784	611,763	649,395
466,676	0	0	0	0	0	0	466,676	55,309	0
185,000	0	0	0	0	0	0	185,000	6,533,154	2,471,389
676,460	**0**	**0**	**0**	**0**	**0**	**0**	**676,460**	**7,200,226**	**3,120,784**
15,612,278	**6,576,328**	**2,497**	**0**	**-1,126,293**	**-1,492,901**	**0**	**19,571,908**	**27,124,802**	**60,911,310**

Independent Auditors' Report:

We audited the consolidated financial statements for the fiscal year from January 1 to December 31, 2005 prepared by REpower Systems AG - consisting the consolidated balance sheet, the consolidated income statement, the consolidated equity schedule, the consolidated cash flow statement and the notes, as well as the group management report. The preparation of the consolidated financial statements and the group management report in accordance with IFRS, as applicable in the EU, and the additional regulations in line with Article 315a (1) of the German Commercial Code is the responsibility of the company's legal representatives. Our responsibility is, based on our audit, to express an opinion on the consolidated financial statements and the group management report.

We conducted our audit of the consolidated financial statements pursuant to Article 317 of the German Commercial Code, in accordance to the generally accepted standards for the audit of financial statements as established by the Institute of Sworn Public Auditors in Germany (IDW). These principles require that the audit is to be planned and implemented in such a way that incorrect statements and infringements which impact the presentation of the net asset, financial and earnings position shown in the consolidated financial statements in line with the relevant accounting regulations and in the group management report in a material manner are identified with reasonable assurance. In determining the audit activities, knowledge of the operating activity and the economic and legal environment of the group as well as expectation of possible errors are taken into consideration. Within the scope of the audit, the effectiveness of the controls related to the accounting system and evidence for the information in the consolidated financial statements and group management report are assessed largely on the basis of spot checks. The audit includes the evaluation of the annual financial statements of the companies included in the consolidated financial statements, reviewing the definition of the scope of consolidation, assessing the accounting and consolidation principles used and significant estimates of the legal representatives as well as evaluation the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not result in any objections.

In our opinion on the basis of the information gained in the audit the consolidated financial statements are in accordance with IFRSs, as applicable in the EU, and the additional regulations in line with Article 315a (1) of the German Commercial Code and IFRSs and in adherence to these regulations present a true and fair view of the group's net asset, financial and earnings position. The group management report is in agreement with the consolidated financial statements and presents overall an appropriate representation of the situation of the group and adequately presents the opportunities and risks of its future development.

Hamburg, 7 March 2006
Susat & Partner oHG, Wirtschaftsprüfungsgesellschaft

Driesch	Robinson
Auditor	Auditor

Bestätigungsvermerk des Abschlussprüfers:

Wir haben den von der REpower Systems AG aufgestellten Konzernabschluss - bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang - sowie den Konzernlagebericht für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2005 geprüft. Die Aufstellung von Konzernabschluss und Konzernlagebericht nach den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften liegt in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss und den Konzernlagebericht abzugeben.

Wir haben unsere Konzernabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Konzernabschluss unter Beachtung der anzuwendenden Rechnungslegungsvorschriften und durch den Konzernlagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben im Konzernabschluss und Konzernlagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der Jahresabschlüsse der in den Konzernabschluss einbezogenen Unternehmen, der Abgrenzung des Konsolidierungskreises, der angewandten Bilanzierungs- und Konsolidierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses und des Konzernlageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Beurteilung aufgrund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Konzernabschluss den IFRS, wie sie in der EU anzuwenden sind, und den ergänzend nach § 315a Abs. 1 HGB anzuwendenden handelsrechtlichen Vorschriften und vermittelt unter Beachtung dieser Vorschriften ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns. Der Konzernlagebericht steht in Einklang mit dem Konzernabschluss, vermittelt insgesamt ein zutreffendes Bild von der Lage des Konzerns und stellt die Chancen und Risiken der zukünftigen Entwicklung zutreffend dar.

Hamburg, den 7. März 2006
Susat & Partner oHG, Wirtschaftsprüfungsgesellschaft

Driesch	Robinson
Wirtschaftsprüfer	Wirtschaftsprüfer

Varagement

Executive Board



Prof. Dr. Fritz Vahrenholt

born 1949
Chairman
Executive Board member
since 2001
in charge of Corporate
Strategy, Sales, Project
Management, HR, Legal
Affairs, PR and IR



Matthias Schubert

born 1960
Executive Board member
since 2001
in charge of Technology,
Development, Logistics,
Purchasing, and 5M



Pieter Wasmuth

born 1966
Executive Board member
since 2005
in charge of Controlling,
Organisation, Finance and
Accounting, Service and
Maintenance

Supervisory Board

Bertrand Durrande
Chairman since 23 February 2006

Jorge Martins
Deputy Chairman since 7 December 2005

Udo Bandow

Dr. Klaus Rave

Dr. Rolf Bierhoff

Dr. Hans-Joachim Reh

Board membership

In the context of the RE-Act restructuring program, on 6 April the REpower Systems AG Supervisory Board resolved to streamline the Executive Board by reducing it from five down to three members. Former Executive Board members Thomas Franck (Sales) and Olaf Struck (Purchasing, Production, Service) departed the firm in consequence of this move.

Monika Kuck resigned her post as Supervisory Board member at the conclusion of the general meeting held on 2 May 2005. Ms. Kuck was replaced by Jorge Martins. Mr. Martins is a Management Board member at Martifer, a major REpower shareholder.

Bertrand Durrande was appointed to the REpower Systems AG Supervisory Board on 5 January 2006. He replaced former Chairman Dr. Klaus-Detlef Wulf, whose resignation on 31 October 2005 left the office vacant. Durrande is Executive Vice President of the Equipment division (industrial) of AREVA subsidiary Framatome ANP.

Supervisory Board Report

The REpower Systems AG Supervisory Board convened seven times in 2005. In the course of meetings and through written and verbal communication with the Executive Board, the Supervisory Board studied in depth the financial situation of the firm, its business operations, business policies, risk management activities and other fundamental corporate planning and developmental issues in consultation with the Executive Board. The Supervisory Board Chairman also regularly discussed key business policy and development issues with the CEO and other Executive Board members outside of Supervisory Board meetings.

In fiscal year 2005, Supervisory Board meetings focused mainly on expansion of the international business, corporate financing issues and the status quo of the RE-Act restructuring program.

International business

Further expansion of the international business was discussed, for which a greater focus is to be placed on emerging markets. The company is well positioned in these markets and enjoys attractive growth prospects.

Financing situation

The Supervisory Board approved the Executive Board's proposal to increase nominal capital by EUR 540,000 in early summer of 2005. The subsequent cash capital increasing with the exclusion of subscription rights resulted in inflows of EUR 7.5 million.

Restructuring of the company

The principal causes for the first-ever net loss for the year posted in the consolidated financial statements for fiscal year 2004 were internal factors including process problems, unclear boundaries of responsibility, structural organizational flaws, lacking decision-making transparency and lacking knowledge of and experience in business practices in foreign markets. In early 2005, the company put together the RE-Act restructuring program in cooperation with external consultants to identify internal problems and design measures to address these. Implementation of individual measures got underway in fiscal year 2005, the initial positive impact of which is already being felt on earnings. The Supervisory Board was kept informed at all times of the progress of the restructuring program. One Supervisory Board member was appointed as RE-Act officer in charge of monitoring and coordinating the restructuring program and consulting performed in connection with it, receiving additional remuneration of EUR 10,000 for this work.

Corporate Governance

The Supervisory Board regularly considers the further shaping of the company's corporate governance principles. The Board is confident that the company was in compliance with the guidelines of the German Corporate Governance Code during the past fiscal year as set forth in the declaration of compliance dated 9 December 2004. As in the previous year, this year's declaration of compliance evidences only minor deviations from the Code.

In a meeting held on 7 December 2005, the Supervisory Board resolved to dissolve the committees previously formed. Former practice has been for all committee issues affecting the company to be discussed in a subsequent round by the entire Supervisory Board. Given the manageable size of the six-member Supervisory Board, discussion of all issues by the entire Supervisory Board appears to be the more efficient option. The Board however reserves its option of convening new committees to address specific concerns as needed.

Annual financial statements adopted

Susat & Partner oHG Wirtschaftsprüfungsgesellschaft of Hamburg audited the REpower Systems AG annual and consolidated financial statements dated 31 December 2005 and the REpower Systems AG joint Management Report, providing auditor's certification without qualification.

The auditor's final report was immediately forwarded to Supervisory Board members. After conferring with the auditor at length, the annual and consolidated financial statements, the Management Report and audit reports were discussed in detail with the auditor at the Supervisory Board meeting on 7 March 2005.

After examination of this year's annual and consolidated financial statements, Management Report and reports submitted, the Supervisory Board approved the auditor's findings and raised no objections subsequent to concluding its review.

The Supervisory Board approves and adopts the annual financials statement produced by the Executive Board dated 31 December 2005 and the consolidated financial statements according to IFRS (International Financial Reporting Standards; formerly IAS) dated 31 December 2005, including the joint Management Report. Additionally, the Supervisory Board pronounces its support of the proposal for the appropriation REpower Systems AG net profits. The Supervisory Board would like to thank the Executive Board and all company staff members for their hard work and achievements.

Hamburg, March 2006
The Supervisory Board

Glossary

Exclusive economic zone The area adjacent to territorial waters of up to 200 nautical miles latitude measured from the coastline seawards.

CO_2 certificates Tradable emission certificates that entitle operators of power plants and other energy plants to emit carbon dioxide (CO_2).

REA Act on Granting Priority to Renewable Energy Sources (Renewable Energies Act). This act entered into force on 1 August 2004 as an amendment of the original version dated 1 April 2000 and is intended to promote renewable energies.

Renewable energy sources In contrast to Conventional energy sources, renewable energy sources refers to those that are inexhaustible, e.g. that are constantly "renewed". These include, for example wind energy, solar energy, geothermal energy, biomass, hydroelectric energy and wave power.

Fossil fuels These energy sources were created over millions of years by the anaerobic decomposition of dead plants and animals at high temperatures and pressure. They include mineral oil and natural gas as well as brown and hard coal.

Generator The generator of a wind energy turbine converts mechanical energy into electrical energy. Generators for wind energy turbines differ from conventional power plant generators. One of the reasons for this is that the generator is connected to a power source (the Rotor) that produces highly fluctuating mechanical power.

Gears Also known as the torque converter. Using cogs, the gears convert the high torque of the slowly rotating Rotor shaft into a lower torque with a higher rotational speed to be transmitted to the generator shaft.

Nacelle The nacelle (or Machine cabin) houses the most important parts of a Wind energy turbine such as the Gears and Generator. The maintenance staff can enter the nacelle from the tower.

GWh Gigawatt hour; equivalent to one million kWh (unit for energy or in this case electrical energy).

Kilowatt (kW) 1,000 watts; a watt is a unit of electrical power.

Conventional energy sources Conventional energy sources can include Fossil fuels.

Territorial waters Territorial waters are the area of ocean extending up to 12 nautical miles seawards measured from the coastline.

kWh Kilowatt hour; a unit of energy or in this case electrical energy.

Kyoto Protocol UN protocol from December 1997 on legally binding emissions levels for industrialized nations. The Protocol was the first to advocate renewable energy.

Performance curve The performance curve of a wind energy turbine indicates the amount of electrical power generated as a factor of wind speed.

Machine cabin Nacelle.

MD series The MD series from REpower features wind energy turbines with an electrical Rated output of 1.5 MW, with a rotor diameter of 70 or 77 meters and Pitch control. The MD series includes the MD70 and MD77 wind energy turbines.

Megawatt (MW) Unit of power or in this case electrical power.

MM series The MM series from REpower features wind energy turbines with an electrical Rated output of 2 MW, with a rotor diameter of 70, 82 or 92 meters and Pitch control. The MM series includes MM70, MM82 and MM92 wind energy turbines.

MMx series The MMx series from REpower is a working title for a new series of wind energy turbines with an electrical Rated output of around 3 MW, which is currently being developed by REpower.

Multi-megawatt turbine This refers to wind energy turbines with a Rated output of more than one Megawatt.

MWh Unit of energy or in this case electrical energy. 1 megawatt hour is equivalent to 1,000 kWh.

Hub The hub refers to the part of the wind energy turbine on which the Rotor blades are mounted. The hub is positioned at the middle of the Rotor.

Rated output The maximum possible constant output of a wind energy turbine.

Grid Grid or electricity grid for electric power supply.

Grid operator Operator of a transfer or public distribution grid.

Grid compatibility Grid compatibility refers to the electronic reaction, in this case of wind energy turbines, on the grid.

Offshore/onshore Offshore turbines are wind energy turbines erected on open sea. In contrast, onshore turbines are erected on land.

Pitch/pitch control Pitch controlled wind energy turbines regulate their power output by altering the angle of their Rotor blades (along their longitudinal axis to the wind).

REpower 5M/5M turbines A prototype 5-megawatt wind energy turbine from REpower, currently in testing, primarily intended for Offshore use.

Regenerative energies Renewable energies.

REguard A wind farm management system from REpower currently in testing, which goes one step further than the standard SCADA systems and, among other things, in addition to the conventional remote access to instantaneous wind farm operating data, is intended to integrate a Web-based central database. It will be launched before the end of 2006.

Repowering Replacement of older wind energy turbines with modern, more efficient state-of-the-art turbines at locations already in use.

Rotor Part of the wind energy turbine, consisting of Rotor blades mounted on the Hub.

Rotor blades Blades or wings of the wind energy turbine moved directly by the wind.

Rotor shaft Mechanical component that transfers the rotation of the Rotor to the Gears or pistons of the Generator.

SCADA system Supervisory Control and Data Acquisition system used to manage a wind energy turbine or wind farm.

Greenhouse effect The so-called greenhouse effect refers to the anticipated increase in temperatures on earth caused by the emission and production of various substances and gases that cause increased reflection of heat radiation into the atmosphere.

Greenhouse gases Greenhouse gases are gaseous substances that contribute to the Greenhouse effect and may be of natural or anthropogenic origin. The main natural greenhouse gases are water vapor, carbon dioxide and methane. Other greenhouse gases include chlorofluorocarbons, sulfur hexafluoride, nitrous oxide and ozone.

Turnkey business Installation of turnkey wind farms. This includes the full installation of the wind farm with all necessary construction activities for die infrastructure and grid connection as well as, in individual cases, the evaluation of the location's potential and the farm's configuration (micrositing).

Wind park/wind farm Installation of several wind energy turbines combined in an enclosed development project.

Certification Inspection of wind energy turbines in accordance with recognized technical regulations or guidelines. In Germany, key certification offices include Germanischer Lloyd AG (GL) in Hamburg.

Imprint

Editor
REpower Systems AG, Hamburg

Concept
JUNO Hamburg

Design
Bartsch Design, Wismar

Photography
Jan Oelker, Radebeul
Bildschön/Marschner, Berlin

Print
Stadtdruckerei Weidner, Rostock

Legal reference

This Annual Report contains statements oriented to future developments which are based on our current assumptions and prognoses. As a result of known as well as unknown risks, uncertainty and influences, the actual results, financial situation or development may deviate from the assumptions presented in this document. We shall not assume any obligation to update any statements tuned to future developments.


Europe
Headquarter
Hamburg
Sales, Production,
Service
Husum
Centre of Development
Rendsburg
REpower UK Ltd.
Edinburgh
REpower UK Ltd.
Peterborough
Production, Service
Trampe
Centre of Development
Osnabrück
REpower S.A.S.
Suresnes
REpower España S.L.
La Coruña
Australia
REpower Portugal lda.
Oliveira de Frades
REpower Italia S.r.l.
Milano
REpower Diekat A.E.
Athen
REpower Australia Pty Ltd
Queensland

Financial Calendar

Annual report 2005	March 9th, 2006
Annual General Meeting, Hamburg	May 30th, 2006
Interims Report, 1st quarter of 2006	May 15th, 2006
Interims Report, 2nd quarter of 2006	August 14th, 2006
Interims Report, 3rd quarter of 2006	November 14th, 2006

REpower **Systems AG** · Alsterkrugchaussee 378 · 22335 Hamburg · Germany
phone: +49 40 53 93 07 - 0 · fax: +49 40 53 93 07 - 37
e-mail: info@repower.de · www.repower.de · www.repower5m.com

RECEIVED
2005 SEP 19 P 12:50
FICE OF INTERNATIONAL
CORPORATE FINANCE

Dr. Klaus-Detlef Wulf leaves REpower Supervisory Board AREVA Group targets seat on the Supervisory Board

---

Hamburg, 1 November 2005. On the evening of 31 October 2005, the former Chairman of the Supervisory Board of REpower Systems AG (WKN 617 703), Dr. Klaus-Detlef Wulf, announced he would be leaving the Supervisory Board of REpower Systems AG. As one of the largest shareholders, Dr. Wulf had previously been a shareholder representative on REpower Systems AG's Supervisory Board. The sale of his block of shares is expected to enable the new majority shareholder, AREVA, to gain representation on the Supervisory Board. To this end, REpower will file for the legal appointment of an as yet unnamed representative of the AREVA Group to the Supervisory Board. The previous Deputy Chairman of the Supervisory Board, Udo Bandow, will initially assume chairmanship of the Supervisory Board.

Dr. Wulf had been Chairman of the Supervisory Board since April 2001. As a co-founder of the former investment company Denker & Wulf AG, he made a significant contribution to REpower's corporate success.

"On behalf of the entire Supervisory Board, I would like to express my gratitude to Dr. Wulf for his major commitment and the work he performed for the Company," commented Udo Bandow. Prof. Fritz Vahrenholt, Chairman of the Management Board at REpower Systems AG, added: "The Management Board would also like to thank Dr. Wulf for his effective collaboration over the past years. His many years of experience in the wind energy sector meant he was constantly able to provide us with expert advice."

[05.01.2006 - 11:46]

05.01.2006

Hamburg, 5 January 2006. With immediate effect, Bertrand Durrande has been appointed member of the Supervisory Board of REpower Systems AG (WKN 617 703). He assumes the mandate relinquished by the former Chairman Dr. Klaus-Detlef Wulf on 31 October 2005.

Durrande is Executive Vice President of the Equipment Sector at the AREVA subsidiary, Framatome ANP. With his many years of experience in executive positions in the energy industry, he has a high level of professional expertise. In line with rule 5.4.3 of the German Corporate Governance Code, his appointment is initially limited to the end of the next Annual General Meeting on 30 May 2006.

With production capacity in more than 40 countries, AREVA (owned by the French government) holds a leading position in the construction of power plants. The company has particular expertise in the area of generators and power transmission, as well as a global service network. With a 20.9 percent stake in the share capital, the AREVA Group is one of the main shareholders at REpower Systems AG.

end of announcement euro adhoc 05.01.2006 11:11:36

---

ots Originaltext: REpower Systems AG
Im Internet recherchierbar: http://www.presseportal.de

Further inquiry note:
Thomas Schnorrenberg
Investor Relations Manager
Telefon: +49(0)40-53930-723
E-Mail: t.schnorrenberg@repower.de

Branche: Alternative energy
ISIN: DE0006177033
WKN: 617703
Index: Prime All Share, CDAX, Technologie All Share
Börsen: Frankfurter Wertpapierbörse / regulated dealing/prime standard
Börse Berlin-Bremen / free trade
Hamburger Wertpapierbörse / free trade
Baden-Württembergische Wertpapierbörse / free trade
Börse Düsseldorf / free trade
Bayerische Börse / free trade

Financial Figures/Balance Sheet / REpower posts preliminary figures for 2005 Planned capital increase of EUR 2,160,599 Bertrand Durrande new Chairman of the Supervisory Board

[23.02.2006 - 18:29]

Disclosure announcement transmitted by euro adhoc.
The issuer is responsible for the content of this announcement.

23.02.2006

Hamburg, 23 February 2006. REpower Systems AG (WKN 617703) installed 201 wind turbines in the 2005 financial year, following 161 turbines in the previous year. There was a considerable increase of 33.3% in installed output from 274.5 megawatts in 2004 to 366 megawatts. This corresponds to an overall result of EUR 336 million and sales of EUR 331.0 million for the reporting period. The overall result totalled EUR 301.4 million with sales of EUR 320.7 million in the previous year. The export share thus increased from 31.9 to 72.4% with regard to the new installations.

At EUR -4.3 million, earnings (EBIT) were slightly below the previous year's level of EUR -3.4 million. Net loss was down from EUR -9.3 million in the 2004 financial year to EUR -6.3 million. Earnings per share increased accordingly from EUR -1.72 to EUR -1.11 (undiluted).

The number of employees in the REpower Systems Group was up by 44 from 587 to 631 employees in 2006. This increase of around 7.5 percent relates primarily to the areas of Technology, Service and Development.

REpower anticipates considerable sales growth and a positive operating result for the current financial year. The Board of Management is aiming to increase capital by using the remaining authorised capital to finance further growth. Some of the funds are to be used to integrate rotor blade production into the value-added chain at REpower Systems AG. The Supervisory Board today adopted a resolution approving the planned capital increase.

The plan is to increase capital, which currently stands at EUR 5,941,198.00, by a provisional amount of EUR 2,160,599.00 for cash investments to a provisional total of EUR 8,101,797.00 and to issue 2,160,599 no-par value ordinary shares in the holder's name at an issue price of EUR 1.00 per share with entitlement to dividend from 1 January 2005. It is also planned that Dresdner Bank Aktiengesellschaft will apply for the new shares and be responsible for offering them to company shareholders for subscription at a ratio of 3:1 between the provisional dates of 24 March and 6 April 2006. Subscription rights are to be excluded at a maximum amount of EUR 180,200.00.

The Board of Management and Supervisory Board of Repower Systems AG will determine further details regarding the capital increase and the conditions of issuing shares, in particular the purchase price at which the new shares will be offered to shareholders, before the start of the subscription period.

The Supervisory Board today elected Mr Bertrand Durrande, who is currently a shareholder's representative for the main shareholder AREVA on the Supervisory Board, as its new Chairman. AREVA has also undertaken to exercise its subscription rights in full during the capital increase and to subscribe under special terms to additional shares that will not have been subscribed for by other existing shareholders and for which pre-emptive rights have been excluded.

Furthermore, REpower's CEO, Prof. Dr. Fritz Vahrenholt, was given a four-year employment contract running until April 2010, and an option to extend the contract for a further year.

A telephone conference will be held in English for analysts, investors and journalists in the run up to the Press and Analyst Conference on Friday, 24 February 2006 at 10:00(CET). The dial-in number is +49 (0) 69 27 113 400.

---

ots Originaltext: REpower Systems AG
Im Internet recherchierbar: http://www.presseportal.de

Further inquiry note:
Thomas Schnorrenberg
Investor Relations Manager
Telefon: +49(0)40-53930-723
E-Mail: t.schnorrenberg@repower.de

Branche: Alternative energy
ISIN: DE0006177033
WKN: 617703
Index: Prime All Share, CDAX, Technologie All Share
Börsen: Frankfurter Wertpapierbörse / regulated dealing/prime standard
Börse Berlin-Bremen / free trade
Hamburger Wertpapierbörse / free trade
Baden-Württembergische Wertpapierbörse / free trade
Börse Düsseldorf / free trade
Bayerische Börse / free trade

Capital measures / Martifer commits to exercise subscription rights

[13.03.2006 - 10:35]

Disclosure announcement transmitted by euro adhoc.
The issuer is responsible for the content of this announcement.

13.03.2006

Hamburg, 13 March 2006. After the AREVA Group, the second main shareholder of REpower Systems AG (WKN 617703) has explained to exercise their subscription rights during the planned capital increase. Martifer commits to exercise a total of 1,556,000 subscription rights. This corresponds to the acquisition of 517,667 shares of the planned capital increase.

It is intended to increase capital, which currently stands at EUR 5,941,198.00, by a provisional amount of EUR 2,160,599.00 for cash investments to a provisional total of EUR 8,101,797.00.

The Board of Management and Supervisory Board of REpower Systems AG will determine further details regarding the capital increase and the conditions of issuing shares, in particular the purchase price at which the new shares will be offered to shareholders, before the beginning of the subscription period (expected to take place between the provisional dates of 24 March and 6 April 2006).

On 23 February 2006, AREVA had already comitted to exercise its subscription rights in full during the planned capital increase and to subscribe under special terms to additional shares that will not have been subscribed for by other existing shareholders and for which pre-emptive rights have been excluded.

end of announcement euro adhoc 13.03.2006 10:00:25

Restructuring & Recapitalisations / REpower Systems AG decides on capital increase and ascer-tains the purchase price for the capital increase

[21.03.2006 - 19:15]

Disclosure announcement transmitted by euro adhoc.
The issuer is responsible for the content of this announcement.

21.03.2006

Hamburg, 21 March 2006. In accordance with the decisions of the board of directors and the supervisory board of 23rd February 2006 (see ad-hoc announcements of 23rd February 2006 and of 13th March 2006), the board of directors decided on 21st March 2006 with the consent of the supervisory board of the same day to increase the capital stock of the company of currently EUR 5,941,198.00 by EUR 2,160,599.00 to EUR 8,101,797.00 for cash deposit and to issue 2,160,599 ordi-nary shares no par value in bearer form at an issue price of EUR 1.00 per share with profit participation starting from 1st January 2005. For a ceiling amount of EUR 180,200.00 the subscription right of shareholders is exempted.

Dresdner Bank Aktiengesellschaft, Frankfurt/Main will subscribe for the 2,160,599 new shares and will offer them (apart from the top of 180,200 shares and within the underwriting syndicate managed by itself) for sale to the shareholders of the company in the course of the subscription period from 24th March 2006 to 6th April 2006 in a ratio of 3:1 at the purchase price of EUR 37.00 per share.

end of announcement euro adhoc 21.03.2006 18:39:59

---

ots Originaltext: REpower Systems AG
Im Internet recherchierbar: http://www.presseportal.de

Further inquiry note:
Thomas Schnorrenberg
Investor Relations Manager
Telefon: +49(0)40-53930-723
E-Mail: t.schnorrenberg@repower.de

Branche: Alternative energy
ISIN: DE0006177033
WKN: 617703
Index: Prime All Share, CDAX, Technologie All Share
Börsen: Frankfurter Wertpapierbörse / regulated dealing/prime standard
Börse Berlin-Bremen / free trade
Hamburger Wertpapierbörse / free trade
Baden-Württembergische Wertpapierbörse / free trade
Börse Düsseldorf / free trade
Bayerische Börse / free trade

Board of Directors (Appointments and Changes) / REpower Systems AG: Prolongation of the contracts of the board of directors

[30.03.2006 - 10:20]

Disclosure announcement transmitted by euro adhoc.
The issuer is responsible for the content of this announcement.

30.03.2006

Hamburg, 30 March 2006. In its yesterday's meeting the Supervisory Board of REpower Systems AG (WKN 617703) decided on the prolongation of the appointment and of the contracts of the two members of the board of directors Matthias Schubert (CTPO) and Pieter Wasmuth (CFO). The end of terms defined by the new contracts is 30 November 2009 (Mr. Wasmuth) and 31 March 2010 (Mr. Schubert). Matthias Schubert has already been member of the board of directors of REpower ~ Systems AG since April 2001 and is responsible for the departments of technology, product development, logistics, purchase and SM. Pieter Wasmuth was appointed to the board of directors in January 2005 and is responsible for the divisions controlling, organisation, financing and accounting as well as for services and maintenance. Prof. Dr. Fritz Vahrenholt, chairman of REpower's board of directors, was already appointed in February this year for another four years and obtained an employment contract valid to April 2010 as well as an option on the prolongation of the contract by another year. ~
The annual report 2005 can be downloaded on www.repower.de with immediate effect.

end of announcement euro adhoc 30.03.2006 09:41:31

---

ots Originaltext: REpower Systems AG
Im Internet recherchierbar: http://www.presseportal.de

Further inquiry note:
Thomas Schnorrenberg
Investor Relations Manager
Telefon: +49(0)40-53930-723
E-Mail: t.schnorrenberg@repower.de

Branche: Alternative energy
ISIN: DE0006177033
WKN: 617703
Index: Prime All Share, CDAX, Technologie All Share
Börsen: Frankfurter Wertpapierbörse / regulated dealing/prime standard
Börse Berlin-Bremen / free trade
Hamburger Wertpapierbörse / free trade
Baden-Württembergische Wertpapierbörse / free trade
Börse Düsseldorf / free trade
Bayerische Börse / free trade

other / REpower and EDF EN sign framework agreement - Delivery of up to 140 turbines with 280 megawatts - Long-term partnership for further European giant projects

[23.05.2006 - 12:54]

Disclosure announcement transmitted by euro adhoc.
The issuer is responsible for the content of this announcement.

23.05.2006

Hamburg, 23 May 2006. REpower Systems AG (WKN 617703) and the French EDF Energies Nouvelles (EDF EN), a subsidiary of Europe's largest energy supplier EDF, enlarged their framework agreement which has existed since 2004. The contract now comprises the supply of up to 140 wind energy turbines of the 2- megawatt class to the European key markets of Germany, France, Belgium, Great Britain, Italy and Portugal before the end of 2008. This corresponds to a total capacity of up to 280 megawatts.

A project list for the supply of up to 140 turbines of the REpower MM series has already been defined and has been fixed in the contract. In total, this list comprises twelve projects which are reserved for REpower and which are expected be realised in 2007 and 2008.

By signing the framework agreement, both companies envisage extending their strategic partnership in connection with the realisation of wind energy projects in the years to come. Common business activities shall also be expanded to Eastern and Southern Europe from 2008.

Once the contract has entered into force, the first projects shall be the realisation of Luc sur Orbieu windfarms in France (eight MM70 turbines in Département Aude, Languedoc-Roussillon region) and the "Bicker" project in the UK (13 MM82 turbines in Lincolnshire).

"Our high quality requirements are paying off. Again one of the most important wind developers has chosen us as key supplier", comments the CEO of REpower Systems AG, Prof. Dr. Fritz Vahrenholt, after having signed the contract and adds: "The partnership with EDF EN is until now the most important step for our growth strategy. In addition to this we can jointly enter attractive markets as e.g. in Eastern and Southern Europe."

"The contract with REpower is a key for our development in Europe and a natural milestone in our long-term relationship with one of the leading turbine suppliers", says the COO of EDF EN, Yvon André.

end of announcement   euro adhoc 23.05.2006 12:19:16

---

ots Originaltext: REpower Systems AG
Im Internet recherchierbar: http://www.presseportal.de

Further inquiry note:
Thomas Schnorrenberg
Investor Relations Manager
Telefon: +49(0)40-53930-723
E-Mail: t.schnorrenberg@repower.de

Branche: Alternative energy
ISIN: DE0006177033
WKN: 617703
Index: Prime All Share, CDAX, Technologie All Share
Börsen: Frankfurter Wertpapierbörse / regulated dealing/prime standard
Börse Berlin-Bremen / free trade
Hamburger Wertpapierbörse / free trade
Baden-Württembergische Wertpapierbörse / free trade
Börse Düsseldorf / free trade
Bayerische Börse / free trade

other / REpower Systems AG and enXco Inc sign an agreement to supply turbines to the US market

[30.06.2006 - 10:18]

Disclosure announcement transmitted by euro adhoc.
The issuer is responsible for the content of this announcement.

30.06.2006

- 56 MM92 turbines scheduled to be delivered in 2007
- Largest single order for REpower to date
- Patent Licence agreement concluded between REpower and GE

Hamburg/Escondido, 30 June 2006. REpower Systems AG (WKN 617703) will soon enter the US market. 56 MM92 turbines are to be supplied to enXco Inc., the US subsidiary of EDF Energies Nouvelles in 2007. An option for a further 19 turbines of the same type was also arranged. REpower is able to enter the US market through a cross-licence agreement concluded with its competitor GE with regard to the use of several patents.

enXco is to install the wind turbines on the West Coast of the United States. The REpower development centre in Rendsburg (Schleswig-Holstein, Germany) has created a technical solution for a 60 Hz version of the MM92 that corresponds to the requirements of the American electricity network.

The turbines will be produced exclusively at the REpower production site in Husum and will be prepared for shipping from there - either from Brunsbüttel or Hamburg. As this is purely a supply transaction, the shift of risk and responsibility with regard to the goods has been arranged free ship alongside ship (FAS). The towers for all the turbines will be manufactured in the US.

end of announcement euro adhoc 30.06.2006 09:41:59

---

ots Originaltext: REpower Systems AG
Im Internet recherchierbar: http://www.presseportal.de

Further inquiry note:
Thomas Schnorrenberg
Investor Relations Manager
Telefon: +49(0)40-53930-723
E-Mail: t.schnorrenberg@repower.de

Branche: Alternative energy
ISIN: DE0006177033
WKN: 617703
Index: Prime All Share, CDAX, Technologie All Share
Börsen: Frankfurter Wertpapierbörse / regulated dealing/prime standard
Börse Berlin-Bremen / free trade
Hamburger Wertpapierbörse / free trade
Baden-Württembergische Wertpapierbörse / free trade
Börse Düsseldorf / free trade
Bayerische Börse / free trade

quarterly or semiannual financial statement / REpower achieves considerable growth in first half-year

[14.08.2006 - 09:32]

Disclosure announcement transmitted by euro adhoc.
The issuer is responsible for the content of this announcement.

14.08.2006

- Sales up by 46.9% to EUR 178.5 million
- EBIT improves from EUR -12.7 to EUR 2.4 million
- Highest number of orders since the company was founded
- Joint venture to be established in China

Hamburg, 14 August 2006. REpower Systems AG successfully installed 142 wind turbines in the first half of 2006, compared to 69 turbines in the previous year. This corresponds to a rated output of 267.0 megawatts compared to 123.5 megawatts in 2005, thus representing an increase of 116.2%. A total of 17 turbines were carried over from 2005 and were largely included in sales for the previous year, depending on the degree to which they had been completed.

Total output was up by 41.9% from EUR 125.8 million to EUR 178.5 million during the reporting period, whereas sales increased by 46.9% year-on-year from EUR 121.5 million to EUR 178.5 million.

EBIT totalled EUR 2.4 million in the first half of the current financial year, compared to EUR -12.7 million in the first half of 2005. Net earnings increased from EUR -8.6 million in the first half of 2005 to EUR 0.9 million.

The order book contained purchase agreements for 430 wind turbines with total rated power of 821.5 megawatts at the end of June 2006. This is the highest number of orders since REpower Systems AG was founded and corresponds to a potential order volume of EUR 725.1 million.

Some projects had to be postponed from the second to the third quarter as the supply of key components, particularly gear systems, rotor blade bearings and hubs, was not carried out in line with contracts. The current bottlenecks may continue into the second half of the year despite secured supply contracts. This is due to a shortage in cast and forged parts, which is affecting the mechanical engineering sector worldwide. However, provided that no more supply delays result from the current component bottlenecks, the forecast for the year as a whole remains achievable (sales of EUR 450 million, EBIT EUR 11 million to EUR 13.5 million).

REpower plans to increase the installation figures to around 325 wind turbines and to increase sales volume to EUR 650 million in the 2007 financial year. A further improvement of the EBIT margin is to be expected.

The projects listed in the order book currently cover the period until the 2008 financial year. In its long-term planning, REpower thus expects the strong growth to continue. From today's perspective, the number of installations will increase to at least 400 turbines with a sales volume of over EUR 800 million in 2008.

"We plan to employ up to 200 new employees in the areas of service, development, production and at our foreign subsidiaries by the end of 2007 in order to be prepared for the future growth," announced Prof. Fritz Vahrenholt, Chairman of the Executive Board of REpower Systems AG.

REpower Systems AG has also announced its plans to establish a joint venture in China. REpower Systems AG, the Chinese steel construction and mechanical engineering company NHIC (North Heavy Industries Corporation, 20,000 employees), which belongs to the NORINCO Group, and the British wind farm developer Honiton Energy Ltd. will be involved in the company "REpower North (China) Ltd." REpower will hold 50.01%, NHIC 33.34% and Honiton 16.65% of shares. REpower North

(China) Ltd. will produce 2-megawatt MM70 and MM82 turbines in northern China. The corresponding joint venture contracts are to be signed in China at the end of August.

With the 1.5-megawatt class, REpower has already been present on the Chinese market since 2004, through a licence agreement with Dong Fang Turbine Works (DFSTW). With 7,000 employees, DFSTW from Deyang (Sichuan province) is one of the leading Chinese manufacturers of steam and gas turbines.

Parallel to the publication of 1st HY results, a telephone conference for analysts and journalists will take place at 10 am (CET). The number to dial is +49 (0)69 40 359 666.

end of announcement euro adhoc 14.08.2006 08:56:15

---

ots Originaltext: REpower Systems AG
Im Internet recherchierbar: http://www.presseportal.de

Further inquiry note:
Thomas Schnorrenberg
Investor Relations Manager
Telefon: +49(0)40-53930-723
E-Mail: t.schnorrenberg@repower.de

Branche: Alternative energy
ISIN: DE0006177033
WKN: 617703
Index: Prime All Share, CDAX, Technologie All Share
Börsen: Frankfurter Wertpapierbörse / regulated dealing/prime standard
Börse Berlin-Bremen / free trade
Hamburger Wertpapierbörse / free trade
Baden-Württembergische Wertpapierbörse / free trade
Börse Düsseldorf / free trade
Bayerische Börse / free trade

Interim Report

First Quarter 2006

Contents

Preface
Dear Shareholders,



In the spring of 2005, against the backdrop of a negative operating result in the 2004 financial year, we inaugurated the "RE-Act" programme to increase the efficiency of the company. Now, a year on, we are beginning to see the first fruits of our labours.

For the first time in the history of REpower Systems AG, we finished the first quarter on a positive note. A sales volume of EUR 95.0 million and EBIT of EUR 1.6 million are exactly within the limits of our planning. The announced turnaround has therefore been successful.

In addition, the capital increase implemented at the start of the financial year has enabled us to put the financing of future growth on a firm footing. Gross proceeds of around EUR 82 million from the issue of securities is indicative of the considerable degree of confidence shown by our shareholders and shows that the regeneration process of REpower Systems AG on the capital market is understood and recognised.

The fresh injection of funds will mainly be used for the advanced financing of our growing business volume, which is reflected in the much higher order backlog. With 351 turbines and a total output of 667.5 megawatts, our orders stretch into the second half of the 2007 financial year.

At the same time as the publication of our quarterly report, the important industry fair "WindEnergy 2006" is starting in Hamburg – we are anticipating it will provide us with significant new leads.

We hope that you will continue to accompany us on our exciting journey,

Yours



Benchmarks REpower Systems Group

Benchmarks for the group in accordance with IFRS	01.01.06 – 31.03.06	01.01.05 – 31.03.05
Sales in thousand EUR	94,992.1	55,470.7
Total performance in thousand EUR	88,807.4	50,534.3
Operating result in thousand EUR	1,616.4	–4,720.5
Result before taxes	1,195.1	–5,500.6
Result in thousand EUR	817.5	–3,393.0
Investments in thousand EUR as per balance–sheet date	–2,397.6	–658.5
Employees as per balance–sheet date	648	579

	31.03.06	31.03.05
Total assets in thousand EUR	240,429.6	249,768.6
Shareholders equity in thousand EUR	100,507.8	95,636.9
Shareholders equity ratio in %	41.8	38.3
Number of no–par shares*	5,941,198	5,401,198
Result per share* in EUR	0.14	–0.62
Closing price Xetra as per 31th March in EUR	43.91	14.10

weighted average

Group Management Report

Market

Market development

At the time of preparing this report, information on the development of the global wind energy market for the first quarter of 2005 is unavailable.

In the "World Market Update 2005", BTM Consult forecasts worldwide growth of around 13,300 megawatts in newly installed rated power for 2006. The growth driver is likely once again to be the US market, for which an increase of 3,800 megawatts is expected. However, Europe is likely to remain the largest wind energy market with new installations producing a total of 6,865 megawatts.

Business development

In the period from January to March 2006, REpower Systems AG fully implemented a total of 64 turbines with a total output of 114.0 megawatts and this impacted on sales. Compared with the same period of last year, this represents an increase in installed output of 86.9 percent (previous year: 32 turbines and 61.0 megawatts).

Development of total operating performance and sales

Taking the financial data of the consolidated investment companies into account, a total output of EUR 88.8 million is registered, compared with the total output for the first three months of the 2005 financial year of EUR 50.5 million. Sales increased year-on-year from EUR 55.5 million to EUR 95.0 million.

Earnings

Earnings before interest and taxes (EBIT) for the period from January to March amounted to EUR 1.6 million compared with EUR –4.7 million in the same period of the previous year.

Net earnings improved from EUR –3.4 million in the first quarter of 2005 to EUR 0.8 million.

Order development

The backlog of orders at the end of the reporting period amounted to 351 wind energy turbines (previous year: 244) with a total output of 667.5 megawatts (previous year: 454.5 megawatts). This equals a potential order volume of around EUR 580.8 million (previous year: EUR 351.9 million). This includes all purchase agreements which have been signed, whereas normally these are still under suspensive conditions (for example, approvals, financial commitments). The backlog of orders contains one order which has been in existence since 31 December 2002. This concerns 50 type MM70 wind energy turbines. The orders for wind energy turbines in the order backlog divide up as follows: national – 35.5 percent, international – 64.5 percent.

Installed wind energy turbine types for first quarters of 2006 and 2005

	Q I 2006 01.01. - 31.03.		Q I 2005 01.01. - 31.03.	
Wind turbine type	Number	MW	Number	MW
MM 92	1	2	0	0
MM 82	31	62	15	30
MM 70	4	8	11	22
MD 77	24	36	6	9
MD 70	4	6	0	0
Total	**64**	**114**	**32**	**61**

Order backlog as of 31th March 2006 compared with 31th March 2005

	31.03.06		31.03.05	
Wind turbine type	No. of wind turbines	Total output in MW	No. of wind turbines	Total output in MW
5 M	4	20	0	0.0
MM 92	58	116	0	0.0
MM 82	132	264	98	196.0
MM 70	64	128	79	158.0
MD 77	87	130.5	67	100.5
MD 70	6	9	0	0.0
Total	**351**	**667.5**	**244**	**454.5**

Investments and financing

The investments of EUR 2.4 million mainly concern replacement investments for the fixed assets of REpower Systems AG.

Due to the reduction in short-term liabilities, the financial result improved from EUR -0.7 million to EUR 0.4 million in the same period of the previous year.

To tide the Group over until the dates of required payments granted to customers, interim financing of EUR 15.9 million for wind parks set up was provided by banks in the first six months of the year. As of the balance sheet date, EUR 13.4 million had been entered in the balance sheet as a component of short-term liabilities to banks. Long-term liabilities to banks amounted to EUR 2.5 million.

Research and development

In terms of research and development, the focus in the first quarter was on continuing to identify saving potential as part of the RE-Act restructuring programme.

The control and monitoring "REguard" is currently at the end of its test phase. It is expected to be ready for series production in the second half of 2006.

Personnel

The number of people employed by the REpower Systems Group was 648 on 31 March 2006, compared with 579 in the same period of the previous year. REpower Systems AG currently employs 51 trainees and graduates.

Workforce development	**31.03.05**	**31.03.06**
Employees of REpower Systems Group	579	648
Employees of REpower Systems AG	549	604

The share

The Repower share started the New Year at a price of EUR 31.49 and up until 31 March 2006 it has performed very pleasingly with an increase of more than 39 percent. The closing price on this day was EUR 43.91. The trading volume with average daily sales of 12,066 ordinary shares* was slightly better than last year's level of 11,735 ordinary shares.*

**auf Xetra*

REpower Systems AG was involved in numerous analyst and investor meetings during the reporting period. In addition, the Executive Board presented Repower Systems AG to a vast number of potential investors at road shows in Frankfurt and London.

Changes in the company organs

On 5 January 2006, Bertrand Durrande, who represents the main shareholder AREVA as a shareholder representative on the Supervisory Board, was appointed as a member of the Supervisory Board of REpower Systems AG. He assumes the seat vacated by the former Chairman Dr Klaus-Detlef Wulf when he resigned his office on 31 October 2005. In accordance with clause 5.4.3 of the German Corporate Governance Code, the appointment is initially restricted to the end of the next General Meeting on 30 May 2006.

In its meeting held on 23 February 2006, the Supervisory Board appointed Mr Durrande as its new Chairman.

Outlook

The market for renewable energy is in the ascendant, driven by high oil and gas prices as well as the resulting rise in electricity prices. REpower also expects further growth in the global wind energy market in 2006. The main driving force for this development is the consistently high demand in Europe and the increasing need for wind energy in the USA.

In this financial year, REpower expects to install approximately 275 wind energy turbines, of which 25 turbines will be from the surplus of incomplete projects from 2005, which depending on their degree of completion have already been recorded in sales for the previous year.

Due to the implementation last year of the RE-Act efficiency programme and the smaller number of unprofitable project agreements from the past, REpower expects – if the number of installations goes to plan – a sales volume of at least EUR 450 million and a positive EBIT margin of between 2.5 and 3.0 percent.

In the current year REpower also plans to set up in Portugal its own production facility for rotor blades, or to establish a joint venture with a rotor blade manufacturer. To finance the production facility for rotor blades, both loan capital and proceeds from the capital increase implemented in April will be used.

REpower Systems' consolidated financial statement as per 31th March 2006 in compliance with IFRS

Assets	(in EUR)	31.03.2006	31.12.2005
Current assets			
Liquid assets		42,384,934	67,426,865
Shares in project corporations		63,100	63,100
Future accounts receivable from contract orders		49,677,220	60,985,494
FTrade accounts receivable		46,296,105	53,672,359
Intragroup receivables		434,620	229,644
Accounts receivable from project corporations		536,390	536,622
Inventories		45,818,681	34,663,184
Short-term prepaid expenses and other deferred charges		17,161,247	20,697,792
Total current assets		**202,372,297**	**238,275,060**
Non-current assets			
Property plant and equipment		16,937,982	16,819,099
Intangible assets		3,287,901	1,847,531
Goodwill		1,257,946	1,257,946
Investments in associates		55,309	55,309
Financial assets		611,763	611,763
Borrowings		6,501,143	6,533,154
Deferred taxes		6,333,122	6,587,609
Long-term prepaid expenses and deferred charges		3,072,174	3,230,215
Total non-current assets		**38,057,340**	**36,942,625**
Total assets		**240,429,636**	**275,217,685**

Liabilities	(in EUR)	31.03.2006	31.12.2005
Short-term liabilities			
Short-term loans and short-term percentage of long-term loans		13,400,763	41,773,083
Trade accounts payable		42,063,748	63,225,840
Intragroup liabilities		220,374	332,854
Accounts due to project corporations		0	0
Advance payments received		26,456,711	12,036,761
Provisions		25,936,106	28,005,759
Deferred sales		4,216,211	72,665
Income tax liabilities		2,080,507	1,425,194
Other short-term liabilities		9,456,563	11,520,380
Total short-term liabilities		**123,830,984**	**158,392,537**
Long-term liabilities			
Long-term loans		2,540,802	3,315,106
Capital from profit participation rights		10,000,000	10,000,000
Deferred taxes		3,550,088	3,574,114
Total long-term liabilities		**16,090,890**	**16,889,220**
Equity capital			
Subscribed capital		5,941,198	5,941,198
Capital reserve		86,438,168	86,670,543
Exchange differences		–31,762	–18,505
Balance-sheet profit/loss		8,136,238	7,312,200
Minority interests		23,921	30,492
Total equity capital		**100,507,762**	**99,935,928**
Total liabilities		**240,429,636**	**275,217,685**

REpower Systems consolidated profit and loss statement (total cost method) for the period from 1st January – 31th March 2006 in compliance with IFR

Financial statement (in thousand EUR)

	01.01.06 – 31.03.06	01.01.05 – 31.03.05	Changes
Sales	94,992,094	55,470,726	39,521,368
Changes to finished goods and work in progress	–6,184,695	–4,936,405	–1,248,290
Total performance	**88,807,398**	**50,534,321**	**38,273,077**
Other operating income	568,070	1,139,392	–571,322
Cost of materials/cost of purchased services	–75,724,858	–42,883,928	–32,840,930
Personnel expenses	–6,621,356	–6,586,900	–34,456
Depreciation on property, plant and equipment and intangible assets	–870,531	–926,686	56,155
Amortization of goodwill	0	–159,191	159,191
Other operating expense	–4,542,329	–5,837,470	1,295,141
Operating result	**1,616,394**	**–4,720,462**	**6,336,856**
Interest income/expenses	–421,261	–786,654	365,393
Interest from investments	0	6,478	–6,478
Result before taxes and minority shares	**1,195,134**	**–5,500,638**	**6,695,772**
Taxes on income	–337,232	2,123,191	–2,460,423
Other taxes	–40,435	–15,571	–24,864
Annual result	**817,466**	**–3,393,018**	**4,210,484**
Net income assigned to minority interests	–6,571	2,436	–9,007
Net income assigned to shareholders	824,038	–3,395,454	4,201,477
Result per share	0.14	–0.63	
Average number of shares in circulation	5,941,198	5,401,198	

Cash flow statement for the first three months of 2006 in compliance with IFRS

Capital flow account	01.01.-31.03. 2006 in EUR	01.01.-31.03. 2005 in TEUR
Cash flow from business activities		
Annual result	1,195,134	– 5,500,638
Adaptations for:		
Depreciation on property, plant and equipment, intangible assets and financial assets	870,531	926,686
Goodwill amortisation	0	159,191
Increase/decrease of reserves	–2,069,653	–1,053,424
Change in working capitas	7,065,950	–19,868,032
Funds achieved/applied from operational activities	**7,061,962**	**–25,336,217**
Cash flow from financing activities:		
Acquisition of assets	–2,397,568	–658,468
Funds achieved/applied from investement activitie	**–2,397,568**	**–658,468**
Cash flow from financing activity:		
Inflows from equity injections	–258,000	0
Payments in from raising long-term loans	0	1,860,421
Payments from repaying loans	–774,304	–52,299
Funds achieved/applied from financing	**–1,032,304**	**1,808,122**
Increase/reduction of liquid funds	**3,632,090**	**–24,186.563**
Currency related change to liquid funds	**–301.700**	**0**
Liquid funds at the beginning of the period	25,653,782	12,447,499
Liquid funds at the end of the period	**28,984,171**	**–11,739,064**
Cash in bank	42,384,934	10,175,039
Short-term bank liabilities	–13,400,763	–21,914,103
Liquid funds at the end of the period	**28,984,171**	**–11,739,064**

Segment reporting of REpower Systems Group for the first three months of 2006 in compliance with IFRS

(in TEUR)	France	England	Japan	Other foreign countries
Segment Sales				
External business	33,296.1	21,951.6	16,925.2	978.9
Intra-company-business	4,906.6	433.5	0.0	92.0
Changes in finished goods				
and work in progress	−10,889.5	−2,148.7	0.0	2,920.1
Total Output	**27,313.3**	**20,236.3**	**16,925.2**	**3,991.0**
Other operating expenses	0.0	0.0	0.0	0.1
Directly attributable costs	−21,385.9	−17,878.6	−13,052.0	−2,855.3
Personnel expenses	−490.4	−183.3	0.0	−198.1
Depreciations	−9.0	−4.9	0.0	−5.9
Other operating expenses	−284.0	−245.9	0.0	−244.8
Segment Result	**5,144.1**	**1,923.6**	**3,873.2**	**687.0**
Segment assets[1]	22,090.6	926.1	0.0	1,134.7
Segment debts[2]	23,047.5	1,080.2	0.0	1,212.4
Acquisition of assets	24.7	35.7	0.0	3.7
Contribution to provisions	778.1	59.8	0.0	26.0

1) Segment assets: Fixed Assets, customer receivables, accounts receivable from affiliated companies, other receivables without tax

2) Segment debts: accounts payable to suppliers, accounts payable to associated companies, other liabilities

Segment reporting of REpower Systems Group for the first three months of 2006 in compliance with IFRS

(in TEUR)	International total	National	Consolidated	Group
Segment Sales				
External business	73,151.7	21,840.4		94,992.1
Intra-company-business	5,432.1	0.0	–5,432.1	0.0
Changes in finished goods and work in progress	–10,118.1	–1,845.4	5,778.8	–6,184.7
Total Output	**68,465.8**	**19,994.9**		**88,807.4**
Other operating income	0.1	568.0	0.0	568.1
Directly attributable costs	–55,171.7	–14,774.3	–5,778.8	–75,724.9
Personnel expenses	–871.8	–5,749.5	0.0	–6,621.4
Depreciations	–19.9	–850.7	0.0	–870.5
Other operating expenses	–774.6	–3,767.7	0.0	–4,542.3
Segment Result	**11,627.8**	**–4,579.3**		**1,616.4**
Segment assets[1]	24,151.4	222,479.1	–60,071.5	186,559.0
Bridge to total assets				
Liquid assets				42,384.9
Taxes receivable and deferred taxes				1,093.7
Deferred charges				5,152.6
Total assets				**235,190.2**
Segment debts[2]	25,340.0	118,388.1	–61,283.9	82,444.2
Bridge to total debts				
Loans and Capital from profit participation rights				25,941.6
Income tax liabilities and Deferred taxes				–1,689.4
Provisions				28,016.5
Total debts				**134,712.9**
Acquisition of assets	64.1	893.9	0.0	958.0
Contribution to provisions	863.9	829.1	0.0	1,693.0

1) Segment assets: Fixed Assets, customer receivables, accounts receivable from affiliated companies, other receivables without tax

2) Segment debts: accounts payable to suppliers, accounts payable to associated companies, other liabilities

Segment reporting of REpower Systems Group for the first three months of 2005 in compliance with IFRS

(in TEUR)	International	National	Consolidated	Group
Segment Sales				
External business	40,043.7	15,427.0		55,470.7
Intra-company-business	17,732.5	0.0	-17,732.5	0.0
Changes in finished goods and work in progress	0.0	-4,936.4	0.0	-4,936.4
Total Output	**57,776.2**	**10,490.6**		**50,534.3**
Other operating income	0.3	1,139.1	0.0	1,139.4
Directly attributable costs	-38,133.0	-4,750.9	0.0	-42,883.9
Personnel expenses	-419.9	-6,139.0	0.0	-6,558.9
Depreciations	21.5	-1,068.7	-38.7	-1,085.9
Other operating expenses	-234.9	-5,602.5	0.0	-5,837.5
Segment Result	**19,010.2**	**-5,931.3**		**-4,692.4**
Segment assets[1]	30,539.9	251,350.9	-51,499.9	230,390.9
Bridge to total assets				
Liquid assets				10,175.0
Taxes receivable and deferred taxes				0.0
Deferred charges				5,388.6
Total assets				245,954.5
Segment debts[2]	30,506.9	26,403.7	1,217.1	58,127.7
Bridge to total debts				
Loans and Capital from profit participation rights				68,463.0
Income tax liabilities and Deferred taxes				-310.7
Provisions				24,037.7
Total debts				**150,317.7**
Acquisition of assets	11.1	1,806.7	0.0	1,817.8
Contribution to provisions	1,010.2	741.0	0.0	1,751.2

1) Segment assets: Fixed Assets, customer receivables, accounts receivable from affiliated companies, other receivables without tax

2) Segment debts: accounts payable to suppliers, accounts payable to associated companies, other liabilities

Development of the consolidated equity capital of REpower Systems Group for the period from 1st January – 31th March 2006

	Subscribed capital in EUR	Capital reserve in EUR	Currency conversion in EUR	Balance-sheet profit in EUR	Minority-intrests in EUR	Total in EUR
Balance at 01.01.2006	**5.941.198**	**86.670.543**	**-18.505**	**7.312.200**	**30.492**	**99.935.928**
Exchange differences from affiliated companies			–13,257			–13,257
share option plans		25,625				25,625
transaction costs for capital increase		–258,000				–258,000
Quarterly result				817,466		817,466
Net income assigned to minorities				6,571	–6,571	0
Balance at 31.03.2006	**5,941,198**	**86,438,168**	**–31,762**	**8,136,238**	**23,921**	**100,507,762**
Balance at 01.01.2005	**5,401,198**	**79,371,192**	**0**	**14,227,016**	**25,877**	**99,025,283**
Retrospective use of IFRS		45,788		–45,788		0
Balance at 01.01.2005	**5,401,198**	**79,416,980**	**0**	**14,181,228**	**25,877**	**99,025,283**
stock option plans		28,050				28,050
Group result				–3,393,018		–3,393,018
Net income assigned to minorities				2,436	–2,436	0
Balance at 31.03.2005	**5,401,198**	**79,445,030**	**0**	**10,790,646**	**23,441**	**95,660,315**

Controlling and evaluating

This interim consolidated financial statement for the period from 1 January 2006 to 31 March 2006 was developed on the basis of the individual commercial statements of all incorporated companies converted to IFRS. The consolidation bookings required were taken into account. The regulations of application and evaluation in compliance with IFRS were also taken into account.

The IFRS principles were applied to the annual financial statement of the REpower Systems Group to 31 December 2005. The accounting/balancing and evaluation methods in the consolidated financial statement for 2005 were retained unchanged for the interim consolidated financial statement to 31 March 2006. The individual financial statements forming the basis of this are prepared in euro and converted at the official exchange rate.

Basis of consolidation

There are interests in seven foreign **marketing companies** for the sale of wind turbines of the parent company. In addition, there are two interests in **wind park project companies**. Both companies essentially have an interest in national wind park companies as managing general partners.

Investments evaluated in compliance with the equity method

In the three-monthly financial statement for 2006, REpower Portugal Sistemos Eolicos S.A., Portugal is included in compliance with the equity method. The parent company has a 50% interest in the assets and profits of this company. The company serves as a marketing company for the development of the sales market in Portugal

All companies to be consolidated

	Group share in the nominal capital	
	31.03.06 [in %]	31.12.05 [in %]
Marketing companies		
REpower España S.L., La Coruna, Spain	100.00	100.00
REpower S.A.S., Belfort, France	100.00	100.00
Fermes Eoliennes de France S.A.S., Lyon, France	100.00	100.00
REpower Italia srl., Mailand, Italy	100.00	100.00
REpower Australia Pty Ltd., Maryborough, Australia	100.00	--,--
REpower Diekat A.E., Athen, Greece	60.00	60.00
REpower UK Ltd., Edinburgh, Great Britain	67.00	67.00
Wind park project and operating companies		
REpower Betriebs- und Beteiligungs GmbH, Rendsburg	100.00	100.00
Windpark Großvargula Betriebs GmbH, Trampe	100.00	100.00

The corporations serve as sales companies focusing on the development of international sales markets.

Notes on the balance sheet

The balance sheet total has fallen by EUR 34.7 million compared with the end of 2005. This development is primarily due to the following changes between the balance sheet date of 31 December 2005 and the balance sheet date of 31 March 2006:

Assets
Short-term assets fell by EUR 35.9 million: this principally refers to the reduction of EUR 25.0 in liquid funds and the reduction in receivables from supply agreements of EUR 18.6 million. The resulting funds were used to reduce short-term liabilities, particularly trade accounts payable, by EUR 21.1 million and short-term bank loans by EUR 28.3 million. Inventory stocks increased by EUR 11.1 million as of the balance sheet date. This development takes into account the increase in the volume of orders. In addition, other assets fell by EUR 3.5 million due to the repayment of tax refunds.

Long-term assets increased by EUR 1.1 million as of the balance sheet date. This increase is due to the EUR 1.6 million for the capitalisation of development costs and investments in fixed assets. At the same time, long-term deferred taxes as well as lending and long-term prepayments and accrued income fell by EUR 0.4 million.

Liabilities
The changes refer to the decline in short-term liabilities by EUR 34.5 million and in long-term liabilities by EUR 0.8 million, while equity increased at the same time by EUR 0.6 million.

The principal reductions in short-term liabilities were the reduction in trade accounts payable by EUR 21.1 million and the reduction of short-term bank loans by EUR 28.3 million. This decrease of EUR 49.5 million compares with an increase of prepayments received from customers of EUR 14.4 million, which takes into account the increase in the volume of orders.

The changes in long-term liabilities affect exclusively the repayment of bank loans.

The changes in equity of EUR 0.6 million principally relate to a decrease of EUR 0.2 million in capital reserves and an increase of EUR 0.8 million in the balance sheet profit. The capital reserves were reduced by the transfer of transaction costs for a capital increase implemented in April 2006. The increase in the balance sheet profit corresponds to the profit due to shareholders for the first quarter of 2006. As of the balance sheet date, the equity ratio was 41.8 percent of the balance sheet total (same period of last year: 36.1 percent). Earnings per share totalled EUR 0.14 after EUR –0.63 in the first quarter of 2005.

Events after the balance sheet date
In April 2006, the company increased its capital stock by 2,160,599 new shares against payment of contributions in cash. The company received a premium of EUR 79.7 million (before deduction of transaction costs) from the purchase of the new shares; this amount will be transferred to the capital reserves. In addition, there have been no events after the balance sheet date which have had a material effect on the assets, financial situation and profitability of the group. As a result of the capital increase, the capital stock of REpower Systems AG went up by EUR 2,160,599.00 from EUR 5,941,198.00 to EUR 8,101,797.00.

The major shareholder AREVA used the capital increase to increase its share in the company to 29.18 percent.

Notes to the profit and loss account

The breakdown of the consolidated profit and loss account is – in line with the breakdown to 31 December 2005 – in accordance with the regulations contained in IFRS 1. Minority shares in the operating profit are posted as appropriation of the operating profit. The previous year's figures have been adjusted to this breakdown.

In the first three months of 2006, **gross revenues** of EUR 88.8 million were generated from the disposal of wind turbines and wind parks and from income from service and licence agreements. Gross revenues have risen year-on-year by EUR 38.2 million (previous year: EUR 50.5 million). This corresponds to a relative year-on-year increase of 76 percent.

Viewed in relation to the gross revenues, **material expenses** in the reporting period amounted to 85.27 percent (previous year: 84.86 percent). This development takes into account the rise in prices for raw materials and the increase in the share of foreign sales. **Personnel costs** are virtually unchanged compared with the same period of last year. **Depreciation of fixed assets** has only changed slightly compared with the previous period. Other operating expenses amount to EUR 4.5 million and have fallen by EUR 1.3 million compared with the previous year. This development can be attributed to savings achieved in all divisions by the REact programme.

Due to the reduction of short-term liabilities, the **financial result** improved compared with the same period of last year from EUR –0.7 million to EUR 0.4 million. The positive operating result of the parent company and of the subsidiaries is resulting in income tax expenses partially due to regulations regarding minimum taxation. These income tax expenses and deferred taxes reduced the quarterly result by a total of EUR 337.

Taking into account tax effects and minority shares, these developments are leading overall to a positive operating result of EUR 0.8 million (previous year: loss of EUR 3.4 million).

Notes to the cash flow statement

The cash flow statement to 31 March 2006 was compared with a cash flow statement to the previous year's balance sheet date. The cash flow statement to the balance sheet date reflected the liquidity flow between the quarterly financial statement to 31 March 2006 and the consolidated financial statement to 31 December 2005.

As of the balance sheet date, the cash flow statement shows an inflow of funds of EUR 3.6 million (same period of last year: outflow of funds of EUR 24.1 million.). An inflow of funds of EUR 7.0 million has resulted from operating activities, and outflows of funds of EUR 2.4 million from investment activities and of EUR 1.0 million from financing activities. The outflow of funds from financing activities was the result of transaction costs of EUR 0.2 million from the capital increase implemented in April 2006 and from the repayment of EUR 0.7 million for medium and long-term bank loans.

Notes to segment reporting

The Group has supplemented the half-yearly financial statement to 31 March 2006 with a segment report and compared this with figures for the first quarter of 2005.

Segments on which there is a duty to report result in the reporting period from the sales markets, and the segments are broken down by geographical criteria into national – and, in some cases, separately broken down foreign sales markets. In the first quarter, sales were mainly generated with a share of 77.0 percent in the "International" segment. These sales were compared with directly attributable costs and from this the segment results were determined.

Interim Report

First Half-year 2006

Contents

Dear Shareholders,



The countdown to the installation of the first two REpower 5M "offshore" wind turbines is underway. This will take place in the near future as part of the EU demonstration project "Beatrice Windfarm" in the Moray Firth, Scotland – 25 kilometers off the coast of eastern Scotland and at a water depth of more than 40 metres – next to a oil field. Offshore wind turbines have never been installed in water of this depth before.

The attendees at REpower's General Meeting on 30 May were able to see the dimensions of the turbines for themselves during a live link-up with our Bremerhaven plant.

As well as the presentation of the MM92 at the WindEnergy 2006 trade fair in Hamburg, one of the highlights of the second quarter was undoubtedly the Group's entry in the US market. We are aiming to supply 56 MM92 wind turbines to the project developer enXco, a subsidiary of EDF Energies Nouvelles, in 2007. An option for a further 19 turbines has also been agreed.

Another key event was the newly formulated master agreement with EDF Energies Nouvelles, which now covers the delivery of up to 140 wind turbines of the 2-megawatt class with an output of 280 megawatts. The first call-ups under the master agreement, such as the Minervino project in Italy with an output of 40 megawatts, have already taken place.

There was an interesting development in what is now our most important market, France, after the end of the quarter: the government announced that it is aiming to cover 21 percent of its electricity requirements from renewable sources by 2010. New remuneration rates for electricity from renewable energy sources have been set as a result.

Wind farm projects with site output of up to 2,400 full load hours will now receive 8.2 euro cents per kilowatt hour (kWh) generated for the next 15 years. Remuneration for higher-output projects will be reduced after the eleventh year. This is likely to provide the already fast-growing market with further impetus over the coming months.

I am confident that REpower will also benefit from these recent developments in France and hope that you will continue to accompany us on our exciting journey.

Yours



Benchmarks REpower Systems Group

Benchmarks for the group in accordance with IFRS	**01.01.06 – 30.06.06**	**01.01.05 – 30.06.05**
Sales in thousand EUR	178,509.8	121,464.8
Total performance in thousand EUR	178,493.6	125,765.9
Operating result in thousand EUR	2,373.5	-12,794.8
Result before taxes	1,463.3	-13,836.5
Annual result in thousand EUR	944.3	-8,599.9
Investments in thousand EUR as per balance–sheet date	7,273.9	2.160,6
Employees as per balance–sheet date	674	554

	30.06.06
Total assets in thousand EUR	309,684.6
Shareholders equity in thousand EUR	181,066.0
Shareholders equity ratio in %	58.5
Number of no–par shares*	6,937,474
Result per share* in EUR	0.13
Closing price Xetra as per 30th June in EUR	**43.91**

**weighted average*

Group Management Report

Market

Market development

At the time of preparing this report, information on the development of the global wind energy market for the first half of 2006 was unavailable.

In its "World Market Update 2005", BTM Consult forecasts worldwide growth in newly installed rated output of around 13,300 megawatts for 2006. The growth driver is likely once again to be the US market, for which an increase of 3,800 megawatts is projected. However, Europe is expected to remain the largest wind energy market, with new installations totalling 6,865 megawatts.

With installed rated output of around 880 megawatts, the German wind energy market recorded significant growth in the first half of 2006. According to the German Wind Energy Association (BWE) and the German Engineering Federation (VDMA), this was primarily due to catch-up effects after a number of domestic projects were postponed in 2005 in favour of foreign growth. The German Wind Energy Association expects newly installed output for the year as a whole to total between 1,600 and 1,800 megawatts.

Business development

In the period from January to June 2006, REpower Systems AG installed and recognised in income 142 turbines with a total output of 267.0 megawatts. This represents a year-on-year increase in installed output of 116.2 percent (previous year: 69 turbines and 123.5 MW). A total of 17 turbines were attributable to incomplete projects from 2005 and were largely recognised in turnover in the previous year on the basis of their degree of completion.

Development of total operating revenue and sales

Including the financial data of the consolidated investment companies, the Group's total operating revenue amounted to EUR 178.5 million, compared with the total operating revenue of EUR 125.8 million recorded in the first half of 2005. Sales increased year-on-year from EUR 121.5 million to EUR 178.5 million.

Earnings

Earnings before interest and taxes (EBIT) for the period from January to July amounted to EUR 2.4 million, compared with EUR –12.8 million in the same period of the previous year.

Net earnings improved from EUR -8.6 million in the first half of 2005 to EUR 0.9 million.

Order development

At the end of the period under review, the order backlog amounted to 430 wind turbines (previous year: 350) with a total rated output of 821.5 megawatts (previous year: 652.5 megawatts). This corresponds to a potential order volume of around EUR 725.1 million (previous year: EUR 502.3 million). This figure includes all signed purchase agreements that are generally subject to conditions precedent (such as approvals, finance commitments). The order backlog contains one order relating to 50 MM70 wind turbines which has been in place since 31 December 2002. Germany accounts for 36.3 percent of the wind turbines contained in the order backlog, with locations outside Germany accounting for the remaining 64.7.

Installed wind turbines recognised in income in the first half of 2006 and 2005

	H I 2006 01.01. - 30.06.		H I 2005 01.01. - 30.06.	
Wind turbine type	Number	MW	Number	MW
MM 92	1	2	0	0
MM 82	99	198	28	56.0
MM 70	8	16	12	24.0
MD 77	30	45	29	43.5
MD 70	4	6	0	0
Total	**142**	**267**	**69**	**123.5**

Order backlog as of 30 June 2006 compared with 30 June 2005

	30.06.06		30.06.05	
Wind turbine type	No. of wind turbines	Total output in MW	No. of wind turbines	Total output in MW
5 M	4	20	2	10.0
MM 92	147	294	2	4.0
MM 82	125	250	159	318.0
MM 70	53	106	80	160.0
MD 77	95	142.5	99	148.5
MD 70	6	9	8	12.0
Total	**430**	**821.5**	**350**	**652.5**

Investments and financing

The Group's investments in the amount of EUR 7.3 million primarily relate to development costs for the marinisation of REpower's 5M offshore wind turbines, the new development of the MMx series planned for late 2007/early 2008, and rotor blade development (EUR 3.4 million). In addition, investments contain an advance payment in the amount of EUR 1.7 million for the use of patents owned by the Group's competitor, General Electric, USA. A further EUR 0.8 million mainly relates to replacement investments for the fixed assets of REpower Systems AG.

Due to the reduction in current liabilities, the financial result improved year-on-year from EUR –1.1 million to EUR –0.9 million.

Shareholders' equity increased by EUR 79.0 million as a result of a capital increase implemented in April 2006.

To bridge the payment terms granted to customers, interim finance for wind parks installed by the Group was provided by banks in the amount of EUR 7.5 million in the first six months of the year. Of this figure, EUR 5.4 million was recognised as current liabilities to banks at the balance sheet date, while noncurrent liabilities to banks accounted for EUR 2.1 million.

Research and development

Research and development activity in the first half of the year focused on the continued identification of savings potential as part of the RE-Act restructuring programme.

In addition, the MM82 2-megawatt turbine was certified for high-wind locations in the IEC 1 class in the second quarter. This means that these turbines can now be used at almost every onshore location.

Following an order from the US project development company enXco, the development of the MM92 for the US market was initiated with a focus on adapting the turbine for US network conditions (particularly 60 Hz) and ensuring compliance with specific standards and guidelines.

Personnel

At 30 June 2006, the number of people employed by the REpower Systems Group was 674, compared with 554 in the same period of the previous year. REpower Systems AG currently employs 50 trainees and graduates.

Workforce development	**30.06.05**	**30.06.06**
Employees of REpower Systems Group	554	674
Employees of REpower Systems AG	515	625

General Meeting

At the General Meeting of REpower Systems AG held on 30 May 2006 in Hamburg, the shareholders reiterated their support for the company. All of the agenda items were passed with clear majorities in accordance with the recommendations of the Executive Board and the Supervisory Board. At 67 percent, the level of equity capital with voting rights represented at this year's General Meeting was unusually high. The actions of the Executive Board and the Supervisory Board were approved with 100.00 percent and 99.99 percent of the votes cast respectively.

The agenda items included the election of the four Supervisory Board members Bertrand Durrande, Dr. Jorge Martins, Dr. Hans-Joachim Reh and Dr. Rolf Bierhoff. Long-standing members Udo Bandow and Dr. Klaus Rave, whose terms of office ended after the General Meeting, stepped down from the Supervisory Board accordingly. In accordance with the management's recommendation, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft was elected as the new auditor.

The passionate speech by the Chairman of the Executive Board, Prof. Fritz Vahrenholt, this year focused on the offshore installation of the world's largest wind turbine, REpower 5M, within the Beatrice Windfarm project off the Scottish coast. During a live link-up with the plant in Bremerhaven, which was greeted with spontaneous applause on the part of the attendees, the shareholders present were able to gain an insight into the current status of 5M production.

REpower's shares

REpower's shares started the new year at a price of EUR 31.49 and performed impressively up until 30 June 2006, recording an increase of more than 40 percent. The closing price on this date was EUR 44.32. With an average daily turnover of 15,025 ordinary shares* in the first half of the year, the trading volume was up significantly on the prior-period figure of 11,942 ordinary shares.*

*on Xetra

REpower Systems AG held a number of analyst and investor meetings during the reporting period. The Executive Board also presented REpower Systems AG to a wide range of potential investors at roadshows in Zurich, Frankfurt and London.

Implementation of a cash capital increase

On 6 April 2006, REpower Systems AG successfully implemented a capital increase with subscription rights, generating gross issue proceeds of around EUR 82 million. The new shares are included in the existing listing and can be traded under the same German securities code number (WKN) as previously, 617 703.

The capital increase met with a positive response from private and institutional investors alike. All subscription rights were exercised. As a result of the capital increase, the share capital of REpower Systems AG increased by EUR 2,160,599.00, from EUR 5,941,198.00 to EUR 8,101,797.00.

Changes in the executive bodies

In accordance with the German Act on One-Third Employee Participation in the Supervisory Board, which governs the composition of supervisory boards that are subject to the principle of co-determination, the Supervisory Board of REpower Systems AG is composed of six members, four of whom are elected by the General Meeting and two by the company's employees. Accordingly, the long-standing members Udo Bandow and Dr. Klaus Rave, whose terms of office ended after the General Meeting on 30 May 2006, stepped down from the Supervisory Board of REpower Systems AG and were replaced by the members elected by the Company's employees, Oliver Heinecke (REpower 5M/Offshore) and Alf Trede (Head of MMx Development).

Outlook

The market for renewable energies remains in the ascendant, driven by high oil and gas prices and the resulting rise in electricity prices. REpower also expects further growth in the global wind energy market in 2006, due in particular to consistently high demand in Europe and the increasing need for wind energy in the USA.

Some projects had to be postponed from the second to the third quarter as the supply of key components, particularly gear systems, rotor blade bearings and hubs, was not carried out in line with contracts. The current bottlenecks may continue into the second half of the year despite secured supply contracts. This is due to a shortage in cast and forged parts, which is affecting the mechanical engineering sector worldwide. However, provided that no more supply delays result from the current component bottlenecks, the forecast for the year as a whole remains achievable (sales of EUR 450 million, EBIT EUR 11 million to EUR 13.5 million).

In financial year 2007, REpower is planning to increase the number of wind turbines installed to around 325 and to improve its sales volume to EUR 650 million. The company expects to further increase its EBIT margin.

The projects in the order backlog currently stretch into financial year 2008. Accordingly, REpower's long-term planning assumes that the company's strong growth will continue. Based on current estimates, the number of turbines installed in 2008 will be at least 400, with the sales volume increasing to EUR 800 million.

REpower Systems' consolidated financial statement as per 30th June 2006 in compliance with IFRS

Assets (in EUR)	30.06.2006	31.12.2005
Current assets		
Liquid assets	79,073,237	67,426,865
Shares in project corporations	63,100	63,100
Future accounts receivable from contract orders	38,007,818	60,985,494
Trade accounts receivable	71,990,094	53,672,359
Intragroup receivables	282,708	229,644
Receivables from associated companies	11,178,162	0
Accounts receivable from project corporations	501,118	536,622
Inventories	43,671,160	34,663,184
Short-term prepaid expenses and other deferred charges	21,707,867	20,697,792
Total current assets	**266,475,265**	**238,275,060**
Non-current assets		
Non-current assets	18,769,086	16,819,099
Intangible assets	5,274,105	1.847,531
Goodwill	1,257,946	1,257,946
Investments in associates	55,309	55,309
Financial assets	611,763	611,763
Borrowings	6,574,085	6,533,154
Deferred taxes	7,941,859	6,587,609
Long-term prepaid expenses and deferred charges	2,725,164	3,230,215
Total non-current assets	**43,209,316**	**36,942,625**
Total assets	**309,684,581**	**275,217,685**

Liabilities (in EUR)	30.06.2006	31.12.2005
Short-term liabilities		
Short-term loans and short-term percentage of long-term loans	5,354,548	41,773,083
Trade accounts payable	55,980,146	63,225,840
Intragroup liabilities	233,513	332,854
Advance payments received	6,975,182	12,036,761
Provisions	25,473,787	28,005,759
Deferred sales	2,342,530	72,665
Income tax liabilities	25,155	1,425,194
Other short-term liabilities	15,801,113	11,520,380
Total short-term liabilities	**112,185,975**	**158,392,537**
Long-term liabilities		
Long-term loans	2.096.409	3.315.106
Capital from profit participation rights	10.000.000	10.000.000
Deferred taxes	4.336.152	3.574.114
Total long-term liabilities	**16.432.562**	**16.889.220**
Equity capital		
Subscribed capital	8.101.797	5.941.198
Capital reserve	164.701.106	86.670.543
Exchange differences	–23.842	–18.505
Balance-sheet profit/loss	8.195.315	7.312.200
Minority interests	91.670	30.492
Total equity capital	**181.066.045**	**99.935.928**
Total liabilities	**309.684.581**	**275.217.685**

REpower Systems consolidated profit and loss statement (total cost method) for the period from 1st January – 30th June 2006 in compliance with IFRS

Financial statement
(in thousand EUR)

	01.01.06 – 30.06.06	01.01.05 – 30.06.05	Changes
Sales	178,509,841	121,464,822	57,045,019
Changes to finished goods and work in progress	–16,213	4,301,050	-4,317,262
Total performance	**178,493,629**	**125,765,872**	**52,727,757**
Other operating income	792,911	2,031,034	-1,238,123
Cost of materials/cost of purchased services	–151,313,948	–104,351,856	–46,962,092
Personnel expenses	–12,528,954	–14,147,225	1,618,271
Depreciation on property, plant and equipment and intangible assets	–1,856,443	–2,315,500	459,057
Amortization of goodwill	0	–318,383	318,383
Other operating expenses	–11,213,686	–19,458,751	8,245,065
Operating result	**2,373,509**	**–12,794,809**	**15,168,318**
Interest income/expenses	–910,258	–1,059,147	148,888
Interest from investments	0	17,438	–17,438
Result before taxes	**1,463,250**	**–13,836,517**	**15,299,768**
Taxes on income	–440,941	5,339,801	–5,780,743
Other taxes	–78,017	–103,216	25,199
Annual result	**944,292**	**–8,599,932**	**9,544,224**
Net income assigned to minority interests	61,177	535	60,642
Net income assigned to shareholders	883,115	–8,600,467	9,604,866
Result per share (undiluted)	0.13	–1.57	
Average number of shares in circulation	6,937,474	5,491,198	

Cash flow statement for the first half-year of 2006 in compliance with IFRS

Capital flow account	01.01.-30.06. 2006 in EUR	01.01.-30.06. 2005 in TEUR
Cash flow from business activities		
Result before tax	1,463,250	-13,836,517
Adaptations for:		
Depreciation on property, plant and equipment, intangible assets and financial assets	1,856,443	2,315,500
Goodwill amortisation	0	318,383
Increase/decrease of reserves	−2,531,972	−2,919,437
Change in working capital	−23,215,062	−12,279,197
Funds achieved/applied from operational activities	**−22,427,340**	**−26,401,268**
Cash flow from investment activities		
Inflows from asset disposals	23,420	415,352
Acquisition of subsidiaries less acquired financial funds	0	31,000
Acquisition of assets	−7,297,355	−2,606,956
Funds achieved/applied from investement activities	**−7,273,935**	**−2,160,604**
Cash flow from financing activity:		
Inflows from equity injections	78,984,878	7,522,200
Payments in from raising long-term loans	0	2,385,750
Payments from repaying loans	−1,218,697	−257,170
Funds achieved/applied from financing	**77,766,181**	**9,650,780**
Increase/reduction of liquid funds	**48,064,906**	**−18,911,093**
Liquid funds at the beginning of the period	25,653,782	12,447,499
Liquid funds at the end of the period	**73,718,688**	**−6,463,594**
Cash in bank	79,073,237	21,782,471
Short-term bank liabilities	−5,354,548	−28,246,065
Liquid funds at the end of the period	**73,718,688**	**−6,463,594**

Segment reporting of REpower Systems Group for the first half-year of 2006 in compliance with IFRS

(in TEUR)	France	England	Other foreign countries	International total
Segment Sales				
External business	52,061.9	36,513.1	42,404.9	130,980.0
Intra-company-business	7,539.8	1,082.0	42.2	8,664.0
Changes in finished goods and work in progress	–4,208.1	4,975.9	4,946.7	5,714.4
Total Output	**55,393.6**	**42,571.0**	**47,393.9**	**145,358.5**
Other operating expenses	0.0	0.0	23.6	23.6
Directly attributable costs	–51,930.0	–38,118.6	–44,943.8	–134,992.4
Personnel expenses	–992.0	–397.9	–439.9	–1,829.8
Depreciations	–25.3	–12.1	–12.3	–49.6
Other operating expenses	–682.8	–442.3	–505.3	–1,630.4
Segment Result	**1,763.5**	**3.600.3**	**1,516.1**	**6,879.9**
Segment assets[1]	13,324.4	1,031.1	818.4	15,173.9
Segment debts[2]	12,243.7	859.7	769.3	13,872.7
Acquisition of assets	40.2	36.7	20.9	97.8
Contribution to provisions	333.4	30.2	95.5	459.1

1) Segment assets: Fixed Assets, customer receivables, accounts receivable from affiliated companies, other receivables without tax

2) Segment debts: accounts payable to suppliers, accounts payable to associated companies, other liabilities

Segment reporting of REpower Systems Group for the first half-year of 2006 in compliance with IFRS

(in TEUR)	National	Consolidated	Group
Segment Sales			
External business	47,529.8		178,509.8
Intra-company-business	0.0	–8,664.0	0.0
Changes in finished goods and work in progress	–5,730.6	0.0	–16.2
Total Output	**41,799.2**	**–8,664.0**	**178,493.7**
Other operating income	769.3	0.0	792.9
Directly attributable costs	–29,256.4	12,934.8	–151,313.9
Personnel expenses	–10,699.2	0.0	–12,529.0
Depreciations	–1,806.8	0.0	–1,856.4
Other operating expenses	–9,583.3	0.0	–11,213.7
Segment Result	**–8,777.1**	**0.0**	**2,373.5**
Segment assets[1]	245,341.3	–42,387.0	218,128.2
Bridge to total assets			
Liquid assets			79,073.2
Taxes receivable and deferred taxes			7,941.9
Deferred charges			4,541.3
Total assets			**309,684.6**
Segment debts[2]	112,555.1	–45,095.3	81,332.5
Bridge to total debts			
Loans and Capital from profit participation rights			17,451.0
Income tax liabilities and Deferred taxes			4,361.3
Provisions			25,473.8
Total debts			**128,618.6**
Acquisition of assets	2,210.9	0.0	2,308.7
Contribution to provisions	176.9	0.0	636.0

1) Segment assets: Fixed Assets, customer receivables, accounts receivable from affiliated companies, other receivables without tax

2) Segment debts: accounts payable to suppliers, accounts payable to associated companies, other liabilities

Segment reporting of REpower Systems Group for the first half-year of 2005 in compliance with IFRS

(in TEUR)	International	National	Consolidated	Group
Segment Sales				
External business	81,414.2	40,050.6		121,464.8
Intra-company-business	20,494.3	0.0	–20,494.3	0.0
Changes in finished goods and work in progress	1,708.1	2,592.9	0.0	4,301.0
Total Output	**103,616.6**	**42,643.5**	**–20,494.3**	**125,765.8**
Other operating income	9.8	2,021.2	0.0	2,031.0
Directly attributable costs	–86,610.5	–17,741.3	0.0	–104,351.8
Personnel expenses	–909.2	–13,181.9	0.0	–14,091.1
Depreciations	–18.1	–2,538.3	–77.5	–2,633.9
Other operating expenses	–1,307.8	–18,151.1	0.0	–19,459.0
Segment Result	**14,780.7**	**–6,947.9**	**–20,571.8**	**–12,738.9**
Segment assets[1]	22,651.3	238,152.2	–33,988.7	226,814.8
Bridge to total assets				
Liquid assets				21,782.5
Taxes receivable and deferred taxes				7,619.6
Deferred charges				5,209.5
Total assets				**261,426.4**
Segment debts[2]	30,506.9	24,413.7	6,577.1	61,497.8
Bridge to total debts				
Loans and Capital from profit participation rights				75,947.0
Income tax liabilities and Deferred taxes				4,221.9
Provisions				21,782.5
Total debts				**163,449.1**
Acquisition of assets	17.9	2,586.4	0.0	2,604.3
Contribution to provisions	910.8	–476.6	0.0	434.2

1) Segment assets: Fixed Assets, customer receivables, accounts receivable from affiliated companies, other receivables without tax

2) Segment debts: accounts payable to suppliers, accounts payable to associated companies, other liabilities

Development of the consolidated equity capital of REpower Systems Group for the first half-year 2006 and 2005

	Subscribed capital in EUR	Capital reserve in EUR	Currency conversion in EUR	Balance-sheet profit in EUR	Minority-intrests in EUR	Total in EUR
Balance at 01.01.2006	**5,941,198**	**86,670,543**	**–18,505**	**7,312,200**	**30,492**	**99,935,928**
capital increase	2,160,599	79,711,864				81,872,463
Exchange differences from affiliated companies			–5,337			–5,337
share option plans		51,250				51,250
transaction costs for capital increase		–1,732,551				–1,732,551
Net result				944,292		944,292
Net income assigned to minorities				–61,177	61,177	0
Balance at 30.06.2006	**8,101,797**	**164,701,106**	**-23,842**	**8,195,315**	**91,669**	**181,066,045**
Balance at 01.01.2005	**5,401,198**	**79,371,192**	**0**	**14,227,016**	**25,877**	**99,025,283**
Retrospective use of IFRS		45,788		–45,788		0
Balance at 01.01.2005	**5,401,198**	**79,416,980**	**0**	**14,181,228**	**25,877**	**99,025,283**
stock option plans		56,100				56,100
Net result				–8,599,932		–8,599,932
Net income assigned to minorities				–535	535	0
Balance at 30.06.2005	**5,401,198**	**79,473,080**	**0**	**5,580,761**	**26,412**	**90,481,451**

Accounting policies

The present interim consolidated financial statements for the period from 1 January 2006 to 30 June 2006 have been prepared on the basis of the single-entity financial statements in accordance with the German Commercial Code of all consolidated companies, converted to IFRS. The necessary consolidation adjustments have been taken into account and the recognition and measurement principles applicable under the IFRS have been observed.

The IFRS principles applied were those used in preparing the annual financial statements of the REpower Systems Group as of 31 December 2005. The recognition and measurement methods used in the 2005 consolidated financial statements were applied unchanged in preparing the interim consolidated financial statements as of 30 June 2006. The underlying single-entity financial statements were prepared in euros or translated at the official exchange rate.

Basis of consolidation

The consolidated group in the period under review consisted of the following German and foreign companies that are included in consolidation in full:

The Group holds interests in seven foreign **marketing companies** for the sale of the wind turbines manufactured by the parent company. It also has interests in two **wind park project companies.**

Investments accounted for using the equity method

REpower Portugal Sistemos Eolicos S.A., Portugal, is included in the half-yearly financial statements for 2006 in accordance with the equity method. The parent company holds a 50 percent interest in the assets and profits of this company, which acts as a marketing company for the development of the sales market in Portugal.

The company's proportional earnings for the period are not presented here for reasons of materiality. The Group generated revenue of EUR 11.2 million from transactions with the associated company in the first half of 2006. Intercompany profits arising as a result were eliminated at the balance sheet date in proportion to the interest held.

All companies to be consolidated

	Group share in the nominal capital 30.06.06 [in %]	31.12.05 [in %]
Marketing companies		
REpower España S.L., La Coruna, Spanien	100.00	100.00
REpower S.A.S., Belfort, Frankreich	100.00	100.00
Fermes Eoliennes de France S.A.S., Lyon, Frankreich	100.00	100.00
REpower Italia srl., Mailand, Italien	100.00	100.00
REpower Australia Pty Ltd., Maryborough, Australien	100.00	--.--
REpower Diekat A.E., Athen, Griechenland	60.00	60.00
REpower UK Ltd., Edinburgh, Großbritannien	67.00	67.00
Wind park project and operating companies		
REpower Betriebs- und Beteiligungs GmbH, Rendsburg	100.00	100.00
Windpark Großvargula Betriebs GmbH, Trampe	100.00	100.00

Notes on the balance sheet

Total assets increased as against year-end 2005 to EUR 34.5 million. This development is primarily due to the capital increase of 2,160,599 shares that was implemented in April 2006. The capital increase resulted in an inflow of funds in the amount of EUR 81.9 million, which was invested, less transaction costs, in reducing current liabilities and expanding the Group's foreign business. The significant changes between the reporting date 30 June 2006 and the reporting date 31 December 2005 are presented in the following section:

Assets

Current assets increased by EUR 28.2 million. This was due to the growth in cash and cash equivalents of EUR 11.6 million, the EUR 6.5 million increase in receivables and the EUR 9.0 million rise in inventories as of the balance sheet date. The development of receivables consists of a decrease in receivables from future contract orders of EUR 23.0 million offset by an increase in trade receivables of EUR 29.5 million. In relative terms, receivables increased by 25.6 percent as against the reporting date 31 December 2005. This reflects the development of total operating revenue, which rose by 42 percent compared with the first six months of 2005. Inventories increased by EUR 9.0 million as of the reporting date, reflecting the higher order backlog.

Noncurrent assets increased by EUR 6.3 million as of the balance sheet date. Of this figure, EUR 3.4 million was attributable to the capitalisation of development costs and EUR 2.0 million to investments in fixed assets, offset in each case by proportional amortisation. Total investments in the first half of 2006 amounted to EUR 7.2 million, In addition, long-term deferred taxes increased by EUR 1.3 million, primarily as a result of the recognition of tax loss carryforwards. The decrease of EUR 0.5 million in long-term prepaid expenses reflects the development in long-term service and maintenance agreements.

Liabilities and shareholders' equity

The EUR 34.5 million increase in liabilities and shareholders' equity is composed of an increase in shareholders' equity in the amount of EUR 81.1 million accompanied by a decrease in current liabilities (EUR 46.2 million) and noncurrent liabilities (EUR 0.5 million).

Current liabilities were primarily reduced using cash inflows from the capital increase. As a result, current liabilities fell by EUR 36.4 million and trade payables by EUR 7.2 million as of the balance sheet date. The change in prepayments received (EUR -5.1 million) and provisions (EUR -2.5 million) related to deferrals as of the balance sheet date. Income tax liabilities were almost fully eliminated as a result of offsetting against existing recoverable taxes (EUR -1.4 million). By contrast, other liabilities increased by EUR 4.3 million and deferred income rose by EUR 2.3 million as of the reporting date. The increase in other liabilities is primarily attributable to VAT liabilities for the second quarter of 2006 in the United Kingdom which had been settled by the date of preparation of the half-yearly financial statements. Deferred income largely related to payments received from customers for service agreements for which the corresponding work was not due and had not been performed as of the reporting date.

The changes in **noncurrent liabilities** can be attributed to the ongoing repayment of bank loans in the amount of EUR 1.2 million and the EUR 0.7 million increase in deferred taxes. The latter item primarily relates to deferred taxes for capitalised development costs (EUR +1.3 million) and changes in receivables from future contract orders (EUR -0.6 million).

The capital increase of 2,160,599 shares resulted in an inflow of funds to the Group in the amount of EUR 81.8 million (before transaction costs); this was transferred to share capital in the amount of the nominal value of the shares issued and to capital reserves in the amount of the premium (EUR 79.7 million). After deducting transaction costs of EUR 2.9 million less deferred tax assets of EUR 1.2 million (net effect: EUR 1.7 million) and additions from stock option plans in the amount of EUR 0.1 million, capital reserves increased by EUR 78.0 million. The increase in net retained profits and minority interests corresponds to the net profit for the first half of 2006. At the reporting date, the Group's equity ratio was 58.5 percent of total assets (previous year: 36.3 percent). Earnings per share amounted to EUR 0.13 compared with EUR -1.57 after the first six months of 2005.

Notes to the income statement

The classification of the consolidated income statement corresponds to the principles set out in IFRS 1, as was also the case for the classification as of 31 December 2005. Minority interests are disclosed as an appropriation of net profit. The comparative prior-period figures have been adjusted to reflect this classification.

In the first six months of 2006, the Group generated **total operating revenue** of EUR 178.5 million from the sale of wind turbines and wind parks and from service and licence agreements. This represents an increase of EUR 52.7 million or 47 percent on the same period of the previous year (EUR 125.8 million).

The ratio of **material expenses** to total operating revenue in the reporting period was 84.77 percent (previous year: 83.00 percent). This development reflects the rise in the price of raw materials and the higher share of foreign sales.

Personnel costs fell by EUR 1.6 million year-on-year. The capitalisation of project-related development costs in financial year 2006 led to a reduction in personnel costs despite the increase in the number of employees.

Depreciation of property, plant and equipment fell by EUR 0.5 million year-on-year. The wind park company Windpark Großvargula GmbH & Co. KG was still included in consolidation in the same period of 2005, during which time this company recorded depreciation of wind turbines in the amount of EUR 0.6 million. This impacted the results for the prior-year period. Following the deconsolidation of the company with effect from 1 July 2005, earnings are no longer impacted. Adjusted for this effect, depreciation of property, plant and equipment increased by EUR 0.1 million.

Other operating expenses amounted to EUR 11.2 million, a fall of EUR 8.2 million compared with the previous year. This development is attributable to savings across all areas as a result of the REact programme and the improved allocation of expense items for the recognition of warranty provisions.

As a result of the reduction in current liabilities, the **financial result** improved slightly year-on-year from EUR -1.0 million to EUR -0.9 million. The net profit for the period resulted in income tax expense of EUR 0.4 million, which is largely covered by the utilisation of deferred tax assets.

At 30 June 2006, the Group reported an overall net profit for the first six months of the year in the amount of EUR 1.0 million (previous year: loss of EUR 8.6 million).

Notes to the cash flow statement

The cash flow statement as of 30 June 2006 was compared with the cash flow statement as of the prior-period reporting date. The cash flow statement at the reporting date reflects the cash flow between the half-yearly financial statements as of 30 June 2006 and the consolidated financial statements as of 31 December 2005.

The cash flow statement shows a net inflow of EUR 48.0 million as of the balance sheet date (previous year: net outflow of EUR 18.9 million). The net cash from financing activities in the amount of EUR 77.8 million was offset by net cash used in operating activities in the amount of EUR 22.4 million and investing activities in the amount of EUR 7.3 million. The net cash from financing activities resulted from the capital increase implemented (EUR 79.0 million) less the repayment of long-term loans in the amount of EUR 1.2 million. Net cash used in operating activities was primarily attributable to the EUR 16.5 million reduction in receivables as a result of the stronger sales volume and the EUR 7.2 million reduction in current liabilities. The net cash used in investing activities was due to payments for replacement and expansion investments.

Notes to segment reporting

The Group has supplemented the half-yearly financial statements as of 30 June 2006 with a segment report and has compared this report to the prior-period figures for the first half of 2005. To ensure improved comparability, the classification of the prior-period figures has been adjusted to reflect the segment structure in the reporting period.

Segments requiring disclosure in the period under review are based on the Group's sales markets, broken down by geographical criteria into domestic and, in some cases, separately disclosed foreign sales markets. In the second quarter, the majority of sales were generated outside Germany – a share of 73.4 percent – whereas the Group's German market accounted for 26.6 percent of total sales. These sales were offset against directly attributable costs to produce the segment results.